Execution Version

ARRANGEMENT AGREEMENT

BETWEEN

CYBIN INC.

– AND –

SMALL PHARMA INC.

August 28, 2023

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(continued)
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ARRANGEMENT AGREEMENT
THIS AGREEMENT is dated as of August 28, 2023,
BETWEEN:
CYBIN INC., a corporation existing under the laws of the Province of Ontario
(“Buyer”)
- and -
SMALL PHARMA INC., a company existing under the laws of British Columbia
(“Target”)
CONTEXT:
A.    Buyer proposes to acquire all of the outstanding Target Shares pursuant to an arrangement under the provisions of Part 9, Division 5 of the Business Corporations Act (British Columbia).
B.    Upon the effectiveness of the Arrangement, holders of Target Shares will receive Buyer Shares in accordance with the Arrangement.
C.    The Target Board has unanimously determined, upon the unanimous recommendation of the Special Committee that the Arrangement is fair to the Target Shareholders and that the Arrangement is in the best interests of the Target, and the Target Board has resolved to recommend that the Target Shareholders vote in favour of the Arrangement Resolution, all subject to the terms and conditions of this Agreement.
D.    Buyer has entered into the Target Voting Agreements with all of the Target Supporting Shareholders, pursuant to which each of the Target Supporting Shareholders has agreed to vote their Target Shares in favour of the Arrangement on the terms and subject to the conditions set forth in the Target Voting Agreements.
E.    Target has entered into the Buyer Voting Agreements with all of the Buyer Supporting Shareholders, pursuant to which each of the Buyer Supporting Shareholders has agreed to vote their Buyer Shares in favour of the Arrangement on the terms and subject to the conditions set forth in the Buyer Voting Agreements.
THEREFORE, the Parties agree as follows:
ARTICLE 1
INTERPRETATION
1.1    Definitions
In this Agreement, including the recitals hereto, the following terms have the following meanings:
“2020 EMI Plan” means the Rules of the Small Pharma Ltd 2020 Employee Share Option Plan, as adopted by the board of directors of Small Pharma Ltd. (predecessor to the Target) on 24 March 2020.
“Acquisition Agreement” means an agreement to implement the Superior Proposal contemplated in Section 5.5(a) (but does not include a confidentiality and standstill agreement contemplated in Section 5.4(b)(v)(A)).

“Acquisition Proposal” means, other than the Arrangement and the transactions required for the Parties to effect the Arrangement under this Agreement or as otherwise contemplated by this Agreement, any proposal, inquiry or offer (written or oral) made by any Person, alone or with others, other than a Party or one or more of its affiliates, relating to (in each case whether in one transaction or a series of transactions, and whether directly or indirectly): (a) an issuance or acquisition of 20% or more of any class of voting or equity securities (and/or securities convertible into or exchangeable or exercisable for voting or equity securities, assuming, if applicable, the conversion, exchange or exercise of such securities) of a Party or any of its Subsidiaries (except, with respect to Buyer, a Buyer Permitted Financing); (b) a take-over bid, tender offer, exchange offer, or other transaction that, if consummated, would result in a Person, together with any Persons acting jointly or in concert, beneficially owning, or exercising control or direction over, 20% or more of any class of voting or equity securities (and/or securities convertible into or exchangeable or exercisable for voting or equity securities, assuming, if applicable, the conversion, exchange or exercise of such securities) of a Party or any of its Subsidiaries; (c) a direct or indirect acquisition or sale, disposition or joint venture (or a lease, long-term supply agreement or other arrangement having a similar economic effect as a sale or disposition) of assets that represent 20% or more of the consolidated assets of a Party and its Subsidiaries (based on the financial statements of the Party most recently filed on SEDAR before the date of the proposal, inquiry or offer), as determined in good faith by the board of directors of such Party; (d) an amalgamation, arrangement, merger, business combination, consolidation, recapitalization, issuer bid, liquidation, dissolution, reorganization or similar transaction involving a Party or any of its Subsidiaries; (e) a recapitalization, liquidation, dissolution, reorganization or similar transaction involving a Party or any of its Subsidiaries; or (f) any other transaction, the consummation of which would or could reasonably be expected to interfere with, prevent or materially delay the transactions contemplated by this Agreement or the Arrangement.
“Adelia Support Agreement” means the support agreement dated December 14, 2020, between Buyer, Cybin U.S. and the former shareholders of Adelia Therapeutics Inc.
“Agreement” means this arrangement agreement, including all Schedules, as it may be amended, supplemented or restated from time to time in accordance with its terms.
“Anti-Money Laundering Laws” means Laws relating to money laundering, including financial recordkeeping and reporting requirements, which apply to the business or the dealings of the Company, its Subsidiaries or its affiliates. Anti-Money Laundering Laws include the U.S. Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the USA Patriot Act), the Currency and Foreign Transaction Reporting Act of 1970 (United States), the Money Laundering Control Act of 1986 (United States), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the anti-money laundering provisions of the Criminal Code of Canada, the Proceeds of Crime Act 2002 (United Kingdom), the Terrorism Act 2000 (United Kingdom), Money Laundering Regulations 2007, Sanctions and Anti-Money Laundering Act 2018 and the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 (SI 2017/692).
“Arm’s Length” means arm’s length determined under the Tax Act.
“Arrangement” means the arrangement under Part 9, Division 5 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement, the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of Target and Buyer, each acting reasonably.
“Arrangement Resolution” means the resolution of the Target Shareholders to approve the Arrangement substantially in the form set out in Schedule B.
“BCBCA” means the Business Corporations Act (British Columbia).

“Books and Records” means, with respect to a Party, the books, ledgers, files, lists, reports, plans, logs, deeds, surveys, correspondence, operating records, Tax Returns and other data and information, including all data and information stored on computer-related or other electronic media, maintained with respect to that Party and its Subsidiaries and their respective business and assets, that have been provided by that Party to the Other Party.
“Business Day” means any day excluding a Saturday, Sunday or statutory holiday in the Province of British Columbia or the Province of Ontario, and also excluding any day on which the principal chartered banks located in the Cities of Toronto or Vancouver are not open for business during normal banking hours or any day on which the Court is not sitting during normal hours.
“Buyer Articles” means the certificate and articles of continuance of Buyer dated November 5, 2020.
“Buyer Board” means the board of directors of Buyer.
“Buyer Board Recommendation” is defined in Section 10 of Schedule E.
“Buyer Change in Recommendation” is defined in Section 7.1(b)(iv).
“Buyer Circular” means the notice of meeting and accompanying management information circular of Buyer, including all of its schedules and exhibits and all information it incorporates by reference, to be sent by Buyer to the Buyer Shareholders in connection with the Buyer Meeting, as amended, supplemented or otherwise modified from time to time.
“Buyer Disclosure Letter” means the disclosure letter delivered by Buyer to Target, contemporaneously with the execution and delivery of this Agreement, with respect to certain matters in this Agreement.
“Buyer Financial Statements” means: (a) the audited comparative financial statements of Buyer as at and for the year ended March 31, 2023, together with their associated notes and the auditors’ report on them; and (b) the unaudited comparative financial statements of Buyer as at and for the three-month period ended June 30, 2023, together with their associated notes.
“Buyer Information” means the information describing Buyer and its business, operations and affairs.
“Buyer Material Contract” means, with respect to Buyer, a Contract to which Buyer or any of its Subsidiaries is a party, or by which Buyer or any of its Subsidiaries is bound or affected or to which any of their properties or assets are subject:
(a)    the termination of which, or under which the loss of rights, would or would reasonably be expected to have a material and adverse effect on the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (contingent or otherwise), capitalization, operations, prospects or results of operations of Buyer and its Subsidiaries, on a consolidated basis;
(b)    that relates to indebtedness for borrowed money, or the guarantee of any liabilities or obligations;
(c)    that creates a right of first offer or refusal or an exclusive dealing arrangement, or that limits the scope of Persons to whom Buyer or any of its Subsidiaries may sell products or provide services, or with whom Buyer or any of its Subsidiaries may conduct business;

(d)    that contains any non-competition or non-solicitation obligation or other restrictions that limit the ability of Buyer or any of its Subsidiaries to engage in any line of business or to carry on business in any geographic territory;
(e)    that relates to any joint venture, strategic alliance, partnership, sharing of profits or revenue or similar arrangement;
(f)    that restricts the incurrence of indebtedness for borrowed money by Buyer or any of its Subsidiaries or the incurrence of any Encumbrances on any properties or assets of Buyer or any of its Subsidiaries, or restricting the payment of dividends by Buyer or any of its Subsidiaries;
(g)    that is a collective bargaining agreement, a labour union contract or any other memorandum of understanding or other agreement with a union;
(h)    with a Governmental Authority;
(i)    under which Buyer or any of its Subsidiaries assigns or obtains ownership in any material Owned Intellectual Property (including, for clarity, any Owned Intellectual Property that is used in, or is necessary to conduct, the business of Buyer and its Subsidiaries as currently conducted);
(j)    pursuant to which Buyer or any of its Subsidiaries licenses or otherwise provides a right to practice or any other material interest in any material Intellectual Property of Buyer, or any Inbound IP License pursuant to which Buyer or any of its Subsidiaries obtains rights in any material Licensed Intellectual Property;
(k)    regarding an arrangement with respect to any combination trial; or
(l)    that imposes any co-promotion or collaboration obligations with respect to any product or product candidate.
“Buyer Meeting” means the special meeting of Buyer Shareholders (which may be an annual and special meeting of Buyer Shareholders) to be held to consider, among other things, as applicable, the Buyer Resolution, and any adjournment(s) or postponement(s) thereof.
“Buyer Options” means options to purchase Buyer Shares.
“Buyer Permitted Financing” means one or more offerings of Buyer Shares (and/or securities convertible into or exchangeable or exercisable for Buyer Shares) for aggregate gross proceeds of up to US$50,000,000.
“Buyer Public Record” means all documents publicly filed by or on behalf of Buyer on SEDAR on or after July 1, 2020.
“Buyer Resolution” means the resolution of the Buyer Shareholders to approve the acquisition of Target, substantially in the form set out in Schedule C.
“Buyer Shareholder Approval” means the approval of the Buyer Resolution by a majority of the votes cast on the Buyer Resolution by Buyer Shareholders present in person or by proxy at the Buyer Meeting, together with, if required by MI 61-101, minority approval in accordance with MI 61-101, and any other approval of Buyer Shareholders required by the Cboe or NYSE American.
“Buyer Shareholders” means the holders of Buyer Shares from time to time.
“Buyer Shares” means the common shares in the authorized share capital of Buyer.

“Buyer Superior Proposal” means a Superior Proposal in respect of Buyer.
“Buyer Supporting Shareholders” means all of the directors, officers, and certain shareholders of Buyer, all of whom have entered into the Buyer Voting Agreements.
“Buyer Termination Fee” is defined in Section 8.2.
“Buyer Termination Fee Event” is defined in Section 8.2.
“Buyer Voting Agreement” mean the voting support agreements (including all amendments thereto) between Target and the Buyer Supporting Shareholders.
“Buyer Warrant” means a warrant entitling the holder to purchase Buyer Shares.
“Canadian Securities Laws” means the Securities Act (Ontario) and the Securities Act (British Columbia), as applicable, and all other applicable Canadian provincial and territorial securities laws, rules, regulations and published policies.
“Cboe” means the Cboe Canada exchange.
“Change in Recommendation” means, with respect to Buyer, a Buyer Change in Recommendation, and with respect to Target, a Target Change in Recommendation, as applicable.
“Claim” means any claim, demand, action, cause of action, suit, arbitration, investigation, proceeding, complaint, grievance, charge, prosecution, assessment or reassessment, including any appeal or application for review.
“Clinical Development Plan” means the Target clinical development plan disclosed by Target to Buyer prior to the date of this Agreement.
"CMA" means the UK Competition and Markets Authority.
“Communication” means any notice, demand, request, consent, approval or other communication that is required or permitted by this Agreement to be given or made by a Party.
“Confidentiality Agreement” means the confidentiality agreement between Target and Buyer dated June 21, 2023.
“Consideration” means the consideration to be received by Target Shareholders pursuant to the Plan of Arrangement as consideration for their Target Shares, consisting of 0.2409 Buyer Shares for each Target Share (the “Exchange Ratio”), subject to adjustment in the manner and in the circumstances contemplated in Section 2.11 of this Agreement.
“Consideration Shares” means the Buyer Shares to be issued as the Consideration pursuant to the Plan of Arrangement.
“Contract” means any agreement, understanding, undertaking, commitment, licence, or lease, whether written or oral.
“Court” means the Supreme Court of British Columbia.
“Cure Notice” is defined in Section 7.2(b).
“Curing Party” is defined in Section 7.2(b).
“Cybin U.S.” means Cybin U.S. Holdings Inc.. a Subsidiary of Buyer.

“Cybin U.S. Class B Shares” means non-voting Class B shares in the capital of Cybin U.S.
“Depositary” means Odyssey Trust Company, or any other Person that may be appointed by Target with the consent of Buyer, acting reasonably, to act as depositary in connection with the Arrangement.
“Disclosed Personal Information” is defined in Section 4.11(a).
“Dissent Rights” means the rights of Target Shareholders to dissent in respect of the Arrangement described in the Plan of Arrangement.
“Drug Regulatory Agencies” means the United States Food and Drug Administration (FDA), the European Medicines Agency (EMA), the United Kingdom Medicines and Healthcare products Regulatory Agency (MHRA), the United States Drug Enforcement Administration (DEA), and Health Canada (HC) and any corresponding drug, biologic, natural health product, controlled drug substance, narcotic, and medical device regulatory agencies within the world having jurisdiction over a Party and its business, including those that govern or implement health products and related activities (including personal health information), including development, regulatory and commercial activities.
“Effective Date” means the date the Arrangement becomes effective, being the third (3rd) Business Day following the date upon which all conditions to the completion of the Arrangement set forth in Article 6 (other than the delivery of items to be delivered on the Effective Date and the satisfaction of those conditions that, by their terms, cannot be satisfied until immediately prior to the Effective Date) have been satisfied or waived (subject to applicable Laws), or such other date as the Parties may agree in writing.
“Effective Time” means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement.
“Electing Party” is defined in Section 7.2(b).
“EMI Plans” means (a) the 2020 EMI Plan; and (b) Schedule C (EMI Overseas Sub-Plan) to the Rolling Plan.
“Employee Plan” means any health, welfare, supplemental unemployment benefit, bonus, profit sharing, option, stock appreciation, savings, insurance, incentive, incentive compensation, deferred compensation, share purchase, share compensation, disability, pension or supplemental retirement plans and other similar or material employee or director compensation or benefit plans, policies, trusts, funds, agreements or arrangements for the benefit of current or former directors, officers, or Employees of a Party or any of its Subsidiaries, which is maintained by, contributed to or binding upon that Party or any of its Subsidiaries or in respect of which a Party or any of its Subsidiaries has any actual or potential liability.
“Employees” means all personnel and independent contractors employed, engaged or retained by Target or any of its Subsidiaries, including any that are on medical or long-term disability leave, or other statutory or authorized leave or absence.
“Encumbrance” means any security interest, mortgage, charge, pledge, hypothec, lien, encumbrance, restriction, option, adverse claim, right of others or other encumbrance of any kind.
“Environment” means the ambient air, all layers of the atmosphere, all water including surface water and underground water, all land, all living organisms and the interacting natural systems that include components of air, land, water, living organisms and organic and inorganic matter, and includes indoor spaces.

“Environmental Laws” means any applicable Laws relating to the Environment and protection of the Environment, the regulation of chemical substances or products, health and safety including occupational health and safety, and the transportation of dangerous goods.
“ETA” means the Excise Tax Act (Canada).
“Expense Reimbursement Amount” is defined in Section 8.6(c).
“Expense Reimbursement Event” is defined in Section 8.6(c).
“Final Order” means the final order of the Court, after being informed of the intention to rely upon the Section 3(a)(10) Exemption and similar exemptions from applicable United States Laws with respect to the issuance of the Consideration Shares to be issued pursuant to the Arrangement to Target Shareholders in the United States, in a form acceptable to the Parties, acting reasonably, approving the Arrangement as that order may be amended by the Court at any time before the Effective Time with the consent of the Parties, acting reasonably, or, if appealed then, unless that appeal is withdrawn or denied, as affirmed or amended on appeal, provided that any such amendment is acceptable to the Parties, acting reasonably.
“GAAP” means Canadian generally accepted accounting principles applicable to publicly accountable enterprises under Part I of the CPA Canada Handbook of the Chartered Professional Accountants of Canada.
“Good Clinical Practices” means applicable Drug Regulatory Agency standards (including principles, guidance and policies) for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials, including as applicable, the standards, guidance and policies of the International Council for Harmonisation of Technical Requirements for Pharmaceuticals for Human Use (ICH).
“Good Laboratory Practices” means applicable Drug Regulatory Agency standards, principles, guidance, policies and systems for conducting non-clinical laboratory studies, including the organizational process and conditions under which non-clinical laboratory studies are planned, performed, monitored, recorded and archived.
“Good Manufacturing Practices” means applicable Drug Regulatory Agency principles, policies and guidelines of good manufacturing practice in respect of medicinal products for human use and investigational medicinal products for human use, including those for ensuring that products are consistently produced and controlled according to said quality standards.
“Governmental Authority” means: (a) any federal, provincial, state, local, municipal, regional, territorial, aboriginal, or other government, governmental or public department, branch, ministry, or court, domestic or foreign, including any district, agency (including any Drug Regulatory Agency), commission, board, arbitration panel or authority and any subdivision of any of them exercising or entitled to exercise any administrative, executive, judicial, ministerial, prerogative, legislative, regulatory, or taxing authority or power of any nature; (b) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of them, and any subdivision of any of them; and (c) any stock exchange or trading market, including the Cboe, TSXV, NYSE American, and the OTCQB.
“Hazardous Substance” means any substance, waste, liquid, gaseous or solid matter, fuel, micro-organism, sound, vibration, ray, heat, odour, radiation, energy vector, plasma, or organic or inorganic matter that is or is deemed to be, alone or in any combination, hazardous, hazardous waste, solid or liquid waste, toxic, a pollutant, a deleterious substance, a contaminant or a source of pollution or contamination, regulated by any Environmental Laws.
“Healthcare Laws” means, to the extent related to the business of a Party or any of its Subsidiaries, as of the date of this Agreement, all applicable Laws relating to research,

development, manufacture, market approval, pricing, reimbursement, procurement and commercialization (including promotion/marketing) of healthcare products (including drug, controlled drug substances, narcotics, natural health, biological products and medical devices) and related privacy Laws (including related to personal health information) including the Canadian Food and Drugs Act, the United States Federal Food, Drug and Cosmetic Act, the United Kingdom Medicines and Medical Devices Act, 2021, the European Regulation (EU) No 2019/6, Regulation (EC) No 726/2004 and Directive 2001/83/EC, and related Laws, regulations, policies and guidance in all applicable jurisdictions.
“Inbound IP Licenses” means, collectively, each license or other Contract pursuant to which a Party or any of its Subsidiaries is granted rights under, in or to Intellectual Property owned by a third party.
“Institutional Review Board” means the entity defined in 21 C.F.R. §50.3 (i).
“Intellectual Property” means domestic and foreign: (a) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (b) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (c) copyrights, copyright registrations and applications for copyright registration; (d) mask works, mask work registrations and applications for mask work registrations; (e) designs, design registrations, design registration applications and integrated circuit topographies; (f) trade names, business names, corporate names, domain names, social media accounts (including the rights to the content therein) and social media handles, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (g) software; (h) all Owned Intellectual Property; and (i) any other intellectual property and industrial property used in, or necessary to conduct the business of a Party or its Subsidiaries as currently conducted.
“Intellectual Property Authorities” means the UK Intellectual Property Office, the European Patent Office, the United States Patent and Trademark Office, and the Canadian Intellectual Property Office.
“Interim Order” means the interim order of the Court, after being informed of the intention to rely upon the Section 3(a)(10) Exemption and similar exemptions from applicable United States Laws with respect to the issuance of the Consideration Shares to be issued pursuant to the Arrangement to Target Shareholders in the United States, in a form acceptable to the Parties, acting reasonably, providing for, among other things, the calling and holding of the Target Meeting, as the same may be amended, supplemented or varied by the Court, with the consent of the Parties, acting reasonably.
“IP Registrations” means, with respect to a Party, all Owned Intellectual Property of the Party that is the subject of an active registration, or for which a pending application for registration has been filed, with any Internet domain registry or any patent, trademark or copyright office.
“Law” means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, principles of law, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders (including the Interim Order and the Final Order), decisions, rulings or awards, including general principles of common and civil law, and the applicable terms and conditions of any grant of approval, permission, authority or licence of any Governmental Authority or self-regulatory authority, and the term “applicable” with respect to Law and in a context that refers to one or more Persons, means such Laws as are binding upon such Person or its assets.
“Licensed Intellectual Property” means all Intellectual Property that is licensed by a third party to a Party or its Subsidiaries, including without limitation, written Inbound IP Licenses.

“Lock-Up Agreements” means the lock-up agreements to be entered into between Buyer and each of the Target Supporting Shareholders at the Effective Time, substantially in the form appended to the Buyer Disclosure Letter.
“Match Period” is defined in Section 5.5(a).
“Material Adverse Effect” means, with respect to a Party, any effect, event, change, occurrence or state of facts that, individually or in the aggregate with other effects, events, changes, occurrences or states of facts, is, or would reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (contingent or otherwise), capitalization, operations, prospects or results of operations of that Party and its Subsidiaries, on a consolidated basis, other than:
(a)    any effect, event, change, occurrence or state of facts resulting from or arising in connection with:
(i)    any change affecting the psychedelic or pharmaceutical industries generally;
(ii)    any change in GAAP or its interpretation by any Governmental Authority;
(iii)    any change or proposed change in Law, or the interpretation, application or non-application of Law by any Governmental Authority;
(iv)    any change in general economic or political conditions in Canada, the United Kingdom, the United States, or the European Union or any of its member states;
(v)    any change in financial, credit, or securities markets in general;
(vi)    any natural disaster or calamity;
(vii)    any pandemic, epidemic or similar health emergency; or
(viii)    war, armed hostilities or acts of terrorism;
unless it relates primarily to (or has the effect of relating primarily to) that Party and its Subsidiaries, on a consolidated basis, or adversely affects that Party and its Subsidiaries disproportionately, compared to other businesses operating in the same industry and geographic areas as that Party; or
(b)    any effect, event, change, occurrence or state of facts resulting from or arising in connection with:
(i)    any change to the trading price or trading volume of any securities of that Party on the Cboe or NYSE American (in the case of the Buyer Shares) or the TSXV or the OTCQB (in the case of the Target Shares) (but the state of facts underlying that change may be considered to determine whether a Material Adverse Effect has occurred if such underlying cause does not otherwise fall within any of the exceptions to this definition);
(ii)    the announcement or pending consummation of this Agreement or the Arrangement; or
(iii)    any action taken (or not taken) by a Party that is required to be taken (or not taken) under this Agreement or that is consented to by the Other Party in writing;

and provided that references in this Agreement to dollar amounts are not intended to be, and will not be deemed to be, illustrative or interpretive for purposes of determining whether a Material Adverse Effect has occurred.
“MI 61-101” means Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions.
“misrepresentation” has the meaning given to that term in the Securities Act (Ontario).
“NSIA Condition” is defined in Section 6.1(g)(iii).
“NYSE American” means the NYSE American exchange.
“Ordinary Course” means, with respect to an action taken by a Party or its Subsidiary, that such action is consistent with the past practices of such Party or such Subsidiary and is taken in the ordinary course of the normal day-to-day operations of the business of such Party or such Subsidiary.
“OTCQB” means the OTCQB Venture Market.
“Other Party” means (a) with respect to Buyer, Target, and (b) with respect to Target, Buyer.
“Outside Date” means November 30, 2023, or such later date as the Parties may agree in writing.
“Owned Intellectual Property” means, in respect of a Party, the Intellectual Property owned by that Party or any of its Subsidiaries.
“Parties” means Buyer and Target, collectively, and “Party” means either of them.
“Permits” means authorizations, registrations, permits, certificates of approval, approvals, grants, licences, quotas, consents, commitments, rights or privileges issued or granted by any Governmental Authority, including applications or submissions for any of the foregoing.
“Person” will be broadly interpreted and includes: (a) a natural person, whether acting in their own capacity, or in their capacity as executor, administrator, estate trustee, trustee or personal or legal representative, and the heirs, executors, administrators, estate trustees, trustees or other personal or legal representatives of a natural person; (b) a corporation or a company of any kind, a partnership of any kind, a sole proprietorship, a trust, a joint venture, an association, an unincorporated association, an unincorporated syndicate, an unincorporated organization or any other association, organization or entity of any kind; and (c) a Governmental Authority.
“Pharmaceutical Product” means, in respect of a Party, any pharmaceutical or medicinal compound (including any biologic) or product developed, or currently being researched or developed, by or on behalf of that Party or its Subsidiaries.
“Plan of Arrangement” means the plan of arrangement in substantially the form set out in Schedule A, as amended or varied from time to time at the direction of the Court with the consent of the Parties, acting reasonably, or in accordance with the terms of this Agreement or the applicable provisions of the Plan of Arrangement.
“Pre-Acquisition Reorganization” is defined in Section 4.12.
“Providing Party” is defined in Section 4.11(a).
“Recipient Party” is defined in Section 4.11(a).

“Regulatory Approvals” means approvals, consents, waivers, sanctions, rulings, determinations, clearances, permissions of Governmental Authorities (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if the prescribed time has lapsed without an objection being made following the giving of notice) or written confirmations of no intention to initiate legal proceedings from Governmental Authorities, in each case required or desirable to consummate the transactions contemplated by this Agreement.
“Release” means to release, spill, leak, pump, pour, emit, empty, discharge, deposit, inject, leach, dispose, dump or permit to escape.
“Remedial Order” means, in respect of a Party, any remedial order, including any notice of non-compliance, order, other complaint, direction or sanction issued, filed or imposed by any Governmental Authority under Environmental Laws, with respect to the existence of Hazardous Substances on, in or under lands or premises owned or leased by that Party or any of its Subsidiaries, or neighbouring or adjoining properties, or the Release of any Hazardous Substance from, at or on the lands or premises owned or leased by that Party or any of its Subsidiaries, or with respect to any failure or neglect by such Party or any of its Subsidiaries to comply with Environmental Laws.
“Representatives” means, with respect to a Person, its Subsidiaries, and its and their directors, officers, employees, consultants, financial advisors, legal counsel, agents or other representatives.
“Rolling Plan” means the current 10% rolling stock option plan of Target.
“Sanctions” means any economic or financial sanctions or trade embargoes imposed, authorized, administered or enforced by a Governmental Authority, including Global Affairs Canada, the Office of Foreign Assets Control of the U.S. Department of the Treasury, the United Nations Security Council, the European External Action Service of the European Union, Her Majesty’s Treasury of the United Kingdom, or any other applicable sanctions authority.
“Section 3(a)(10) Exemption” means the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) of the U.S. Securities Act.
“SEDAR” means the System for Electronic Document Analysis and Retrieval, or its successor, the System for Electronic Data Analysis and Retrieval +.
“Special Committee” means the special committee of the Target Board formed in connection with the Arrangement and the transactions contemplated by this Agreement.
“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal received by a Party after the date of this Agreement that:
(a)    did not result from or involve a breach of this Agreement by the Party or any of its Representatives;
(b)    complies with Laws;
(c)    is for:
(i)    the acquisition of all of the voting securities of the Party (that are not already owned by the Person making the Acquisition Proposal and any joint actors and any of their respective affiliates); or
(ii)    the acquisition of all or substantially all of the assets of the Party on a consolidated basis;

(d)    is not subject to any financing condition, and in respect of which it has been demonstrated to the satisfaction of the board of directors of the Party, acting in good faith and after consulting with the Party’s financial advisors and outside legal counsel, that adequate arrangements have been made in respect of any financing required;
(e)    is not subject to any due diligence or access condition;
(f)    is on terms that the Party, acting in good faith, reasonably believes, after consulting with the Party’s financial advisors and outside legal counsel:
(i)    is reasonably capable of being completed without undue delay relative to the Arrangement, taking into account all legal, financial, regulatory and other aspects of that proposal and the Person making that proposal; and
(ii)    would, if consummated in accordance with its terms, result in a transaction more favourable to the Party’s shareholders from a financial perspective than the Arrangement.
“Target Articles” means the notice of articles and articles of Target dated November 26, 2021.
“Target Board” means the board of directors of Target.
“Target Board Recommendation” is defined in Section 10 of Schedule D.
“Target Change in Recommendation” is defined in Section 7.1(c)(iv).
“Target Circular” means the notice of meeting and accompanying management information circular of Target, including all of its schedules and exhibits and all information it incorporates by reference, to be sent by Target to the Target Shareholders in connection with the Target Meeting, as amended, supplemented or otherwise modified from time to time in accordance with this Agreement.
“Target Disclosure Letter” means the disclosure letter delivered by Target to Buyer, contemporaneously with the execution and delivery of this Agreement, with respect to certain matters in this Agreement.
“Target Financial Statements” means: (a) the audited comparative financial statements of Target as at and for the year ended February 28, 2023, together with their associated notes and the auditors’ report on them; and (b) the unaudited comparative financial statements of Target as at and for the three-month period ended May 31, 2023, together with their associated notes.
“Target Information” means the information describing Target and its business, operations and affairs.
“Target Material Contract” means, with respect to Target, a Contract to which Target or any of its Subsidiaries is a party, or by which Target or any of its Subsidiaries is bound or affected or to which any of their properties or assets are subject:
(a)    the termination of which, or under which the loss of rights, would or would reasonably be expected to have a material and adverse effect on the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (contingent or otherwise), capitalization, operations, prospects or results of operations of Target and its Subsidiaries, on a consolidated basis;

(b)    that involves or may result in the payment of money or money’s worth by or to Target or any of its Subsidiaries in an amount in excess of $250,000 over any 12-month period, or $500,000 over the remaining life of the Contract;
(c)    that relates to indebtedness for borrowed money, or the guarantee of any liabilities or obligations;
(d)    that creates a right of first offer or refusal or an exclusive dealing arrangement, or that limits the scope of Persons to whom Target or any of its Subsidiaries may sell products or provide services, or with whom Target or any of its Subsidiaries may conduct business;
(e)    that contains any non-competition or non-solicitation obligation or other restrictions that limit the ability of Target or any of its Subsidiaries to engage in any line of business or to carry on business in any geographic territory;
(f)    that relates to any joint venture, strategic alliance, partnership, sharing of profits or revenue or similar arrangement;
(g)    that restricts the incurrence of indebtedness for borrowed money by Target or any of its Subsidiaries or the incurrence of any Encumbrances on any properties or assets of Target or any of its Subsidiaries, or restricting the payment of dividends by Target or any of its Subsidiaries;
(h)    that provides for retention, change of control or similar payments;
(i)    that is a collective bargaining agreement, a labour union contract or any other memorandum of understanding or other agreement with a union;
(j)    with a Governmental Authority;
(k)    under which Target or any of its Subsidiaries assigns or obtains ownership in any material Owned Intellectual Property (including, for clarity, any Owned Intellectual Property that is used in, or is necessary to conduct, the business of Target and its Subsidiaries as currently conducted);
(l)    pursuant to which Target or any of its Subsidiaries licenses or otherwise provides a right to practice or any other material interest in any material Intellectual Property of Target, or any Inbound IP License pursuant to which Target or any of its Subsidiaries obtains rights in any material Licensed Intellectual Property;
(m)    under which Target or any of its Subsidiaries grants or obtains any license or other rights with respect to any material Intellectual Property (other than licenses of widely available commercial off-the-shelf software with total annual license, maintenance, support and other fees not in excess of $100,000 in the aggregate per vendor), including any right to receive royalties or other payments, or providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any material Owned Intellectual Property (including, for clarity, any Owned Intellectual Property that is used in, or is necessary to conduct, the business of Target and its Subsidiaries as currently conducted);
(n)    with any clinical research organization or other agreement with a third party which is conducting one or more clinical studies on behalf of Target or any of its Subsidiaries;
(o)    regarding an arrangement with respect to any combination trial;

(p)    that imposes any co-promotion or collaboration obligations with respect to any product or product candidate;
(q)    is a “single source” supply Contract, in accordance with which Target or any of its Subsidiaries procures goods or materials from one source, or any other material supply Contract;
(r)    pursuant to which Target or any of its Subsidiaries has contingent obligations that upon satisfaction of certain conditions precedent will result in the payment by Target or any of its Subsidiaries of more than $250,000 in the aggregate over a 12-month period or $500,000 over the remaining life of the Contract, in either milestone payments or royalties, upon (i) the achievement of regulatory or commercial milestones or (ii) the receipt of revenue or income based on product sales;
(s)    relating to the acquisition or disposition of any Person, business or operations or assets constituting a business pursuant to which Target or any of its Subsidiaries has any outstanding obligations or rights as of the date of this Agreement (including any such Contract under which contemplated transactions were consummated but under which one or more of the parties thereto has executory indemnification, earn-out or other material liabilities);
(t)    is a settlement agreement with future payment obligations in excess of $250,000, or which creates or could create an Encumbrance on any asset of Target or any of its Subsidiaries;
(u)    that has an unexpired term of more than two years (including renewals);
(v)    that cannot be terminated by Target or any of its Subsidiaries without penalty upon less than 60 days’ notice; or
(w)    that is otherwise material to Target on a consolidated basis.
“Target Meeting” means the annual general and special meeting of Target Shareholders to be held to consider the Arrangement Resolution, among other thing, and any adjournment(s) or postponement(s) thereof.
“Target Nominee Agreement” means an agreement governing the Target Nominee’s relationship as a director of Buyer, substantially in the form appended to the Buyer Disclosure Letter.
“Target Option Plans” means, collectively, the Rolling Plan and the EMI Plans, as amended, restated and/or supplemented from time to time.
“Target Optionholders” means at any time the registered holders at that time of Target Options.
“Target Options” means options to purchase Target Shares.
“Target Public Record” means all documents publicly filed by or on behalf of Target on SEDAR on or after July 1, 2020.
“Target Securityholders” means, collectively, the Target Shareholders and Target Optionholders.
“Target Shareholder Approval” is defined in Section 2.2(d).

“Target Shareholders” means the holders of Target Shares from time to time.
“Target Shares” means the common shares in the authorized share capital of Target.
“Target Superior Proposal” means a Superior Proposal in respect of Target.
“Target Supporting Shareholders” means all of the directors, officers, and certain shareholders of Target, all of whom have entered into the Target Voting Agreements.
“Target Termination Fee” is defined in Section 8.1.
“Target Termination Fee Event” is defined in Section 8.1.
“Target Voting Agreement” mean the voting support agreements (including all amendments thereto) between Buyer and the Target Supporting Shareholders.
“Tax” or “Taxes” means all taxes, duties, fees, premiums, assessments, imposts, levies, rates, withholdings, dues, government contributions and other charges of any kind whatsoever imposed by any Governmental Authority, whether direct or indirect, together with all interest, penalties, fines, additions to tax or other additional amounts imposed in connection with them, including those levied on, or measured by, or referred to as income, gross income, gross receipts, net proceeds, profits, capital gains, alternative or add-on, or minimum, capital, transfer, land transfer, sales, retail sales, consumption, use, goods and services, harmonized sales, value-added, ad valorem, turnover, excise, stamp, non-resident withholding, business, franchising, business licenses, real and personal property (tangible and intangible), environmental, transfer, payroll, employee withholding, employment, health, employer health, social services, development, occupation, education or social security, and all contributions, premiums and surtaxes, all customs duties, countervail, anti-dumping, special import measures and import and export taxes, all licence, franchise and registration fees, all provincial workers’ compensation payments, and all employment insurance, health insurance and Canada, Québec and other government pension plan contributions.
“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp.) c.1, and the regulations thereunder, as amended.
“Tax Law” means any Law that imposes Taxes or that deals with the administration or enforcement of liabilities for Taxes.
“Tax Return” means any return, report, declaration, designation, election, undertaking, waiver, notice, filing, information return, statement, form, certificate or any other document or materials relating to Taxes, including any related or supporting information with respect to any of those documents or materials listed above in this definition filed or to be filed with any Governmental Authority in connection with the determination, assessment, collection or administration of Taxes.
“Termination Fee” means, in the case of Buyer, the Buyer Termination Fee, and in the case of Target, the Target Termination Fee.
“Termination Fee Event” means, in the case of Buyer, a Buyer Termination Fee Event, and in the case of Target, a Target Termination Fee Event.
“Trade Authorization” means a Permit concerning the exportation, re-exportation, and temporary importation of any products, technology, technical data and services.
“Trade Laws” means the applicable export control, sanctions, import, customs and trade, and anti-boycott Laws of any jurisdiction in which a Party or any of its Subsidiaries is incorporated or continued, exists or does business.

“TSXV” means the TSX Venture Exchange Inc.
"UK Enterprise Act" means the Enterprise Act 2002 (United Kingdom).
"UK Investment Security Unit" means the Investment Security Unit in the Cabinet Office, which is responsible for the operation of the UK NSIA.
"UK NSIA" means the National Security and Investment Act 2021 (United Kingdom).
"UK Secretary of State in the Cabinet Office" means the Secretary of State in the Cabinet Office acting as decision maker for the purposes of the UK NSIA.
“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.
“U.S. Securities Act” means the United States Securities Act of 1933, as amended.
“U.S. Securities Laws” means the federal and state securities legislation of the United States, and the rules and regulations promulgated thereunder.
“U.S. Tax Code” is defined in Section 2.17.
“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.
1.2    Certain Rules of Interpretation
(a)    Gender, etc. In this Agreement, words signifying the singular number include the plural and vice versa, and words signifying gender include all genders.
(b)    Including. Every use of the words “including” or “includes” in this Agreement is to be construed as meaning “including, without limitation” or “includes, without limitation”, respectively.
(c)    Division and Headings. The division of this Agreement into Articles and Sections, the insertion of headings and the inclusion of a table of contents are for convenience of reference only and do not affect the construction or interpretation of this Agreement.
(d)    Articles, Sections, etc. References in this Agreement to an Article, Section or Schedule are to be construed as references to an Article, Section or Schedule of or to this Agreement unless otherwise specified.
(e)    Definitions. Any capitalized terms used in the Target Disclosure Letter or Buyer Disclosure Letter, or any exhibit or Schedule hereto and not otherwise defined therein or herein, shall have the meaning as defined in this Agreement.
(f)    Time Periods. Unless otherwise specified in this Agreement, time periods within which or following which any calculation or payment is to be made, or action is to be taken, will be calculated by excluding the day on which the period begins and including the day on which the period ends. If the last day of a time period is not a Business Day, the time period will end on the next Business Day.
(g)    Statutory Instruments. Unless otherwise specified, any reference in this Agreement to any statute includes all regulations and subordinate legislation made under or in connection with that statute at any time, and is to be construed as a reference to that statute as amended, restated, supplemented, extended, re-enacted, replaced or superseded at any time.

(h)    Knowledge. References to the “knowledge” of a Party mean the knowledge that, in the case of Buyer, Douglas Drysdale and Greg Cavers, and in the case of Target, George Tziras and David Steel either has, or would have obtained, after having made or caused to be made all reasonable inquiries necessary to obtain informed knowledge, including inquiries of the records of the Party and management employees of the Party who are reasonably likely to have knowledge of the relevant matter.
(i)    Time of Day. Unless otherwise specified, references to time of day or date mean the local time or date in the City of Toronto, in the Province of Ontario.
1.3    Governing Law
This Agreement is governed by, and is to be construed and interpreted in accordance with, the laws of the Province of Ontario and the laws of Canada applicable in that Province.
1.4    Entire Agreement
This Agreement and any other agreements and documents to be delivered under this Agreement, constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties, other than the provisions of the Confidentiality Agreement, and there are no representations, warranties or other agreements between the Parties in connection with the subject matter of this Agreement except as specifically set out in this Agreement or, if applicable, in any other agreements and documents delivered under this Agreement. No Party has been induced to enter into this Agreement in reliance on, and there will be no liability assessed, either in tort or contract, with respect to, any warranty, representation, opinion, advice or assertion of fact, except to the extent it has been reduced to writing and included as a term in this Agreement.
1.5    Business Day
Whenever any calculation or payment to be made or action to be taken under this Agreement is required to be made or taken on a day other than a Business Day, the calculation or payment is to be made or action is to be taken on the next Business Day.
1.6    Payment and Currency
Unless otherwise specified, any money to be advanced, paid or tendered by a Party under this Agreement must be advanced, paid or tendered by bank draft, certified cheque or wire transfer of immediately available funds payable to the Person to whom the amount is due. Unless otherwise specified, the word “dollar” and the “$” sign refer to Canadian currency, and all amounts to be advanced, paid, tendered or calculated under this Agreement are to be advanced, paid, tendered or calculated in Canadian currency.
1.7    Affiliates and Subsidiaries
For the purpose of this Agreement, a Person is an “affiliate” of another Person if one of them is a Subsidiary of the other or each one of them is controlled, directly or indirectly, by the same Person. A “Subsidiary” means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of that Subsidiary. A Person is considered to “control” another Person if: (a) the first Person beneficially owns or directly or indirectly exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, or (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person.
1.8    Schedules
The following is a list of Schedules, which form part of this Agreement:

Schedule	Subject Matter
A	Plan of Arrangement
B	Form of Arrangement Resolution
C	Form of Buyer Resolution
D	Representations and Warranties of Target
E	Representations and Warranties of Buyer

ARTICLE 2
THE ARRANGEMENT
2.1    Arrangement
Buyer and Target agree to implement the Arrangement in accordance with, and subject to the terms and conditions of, this Agreement and the Plan of Arrangement.
2.2    Interim Order
Target will, as soon as reasonably practicable, and in any event in sufficient time to mail and file the Target Circular in accordance with Section 2.4(a), apply to the Court in a manner acceptable to Buyer, acting reasonably, under section 291 of the BCBCA and, in cooperation with Buyer, prepare, file, and diligently pursue an application for the Interim Order. The Interim Order will provide, among other things:
(a)    for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the Target Meeting and for the manner in which that notice is to be provided;
(b)    for confirmation of the record date for the Target Meeting (which date shall be fixed by Target in consultation with Buyer, acting reasonably);
(c)    that the only securities of Target in connection with which holders will be entitled to vote on the Arrangement Resolution at the Target Meeting will be the Target Shares;
(d)    that the requisite approval for the Arrangement Resolution will be 66⅔% of the votes cast on the Arrangement Resolution by Target Shareholders present in person or by proxy at the Target Meeting, together with, if required by MI 61-101, minority approval in accordance with MI 61-101 (together, the “Target Shareholder Approval”);
(e)    that the Target Meeting may be adjourned or postponed from time to time by Target, subject to the terms of this Agreement, without the need for additional approval of the Court;
(f)    that the record date to determine the Target Shareholders entitled to notice of, and to vote at, the Target Meeting will not change in connection with any adjournments or postponements of the Target Meeting;

(g)    that the terms, restrictions and conditions of Target’s constating documents (in effect on the date of this Agreement), including quorum requirements, will apply in connection with the Target Meeting, except as set out in this Section 2.2;
(h)    for the grant of the Dissent Rights;
(i)    for the notice requirements with respect to the presentation of the application to the Court for the Final Order;
(j)    that it is the Parties’ intention to rely on the Section 3(a)(10) Exemption and similar exemptions from applicable United States Laws with respect to the issuance of Consideration Shares to Target Securityholders in the United States entitled to receive Consideration Shares pursuant to the Arrangement, subject to and conditional upon the Court’s determination that the Arrangement is substantively and procedurally fair to all such Target Securityholders and based on the Court’s approval of the Arrangement; and
(k)    for any other matters that Target and Buyer may reasonably require, subject to obtaining the prior consent of the Other Party, which consent will not be unreasonably withheld, delayed or conditioned.
2.3    Target Circular
(a)    The Parties will cooperate in the preparation of the Target Circular and any related documents. As promptly as practicable following the execution of this Agreement:
(i)    Target will prepare the Target Circular together with any other documents required by the Interim Order and applicable Laws in connection with the Target Meeting, ensuring compliance with the Interim Order, other applicable Laws, and this Agreement. Target will ensure that the Target Circular provides the Target Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Target Meeting. The Target Circular shall include, among other things, (A) the Target Board Recommendation, (B) a statement that each of the Target Supporting Shareholders has signed a Target Voting Agreement, pursuant to which each of them has agreed to, among other things, vote all of their Target Shares in favour of the Arrangement Resolution and any other resolution presented at the Target Meeting required to give effect to the Arrangement, (C) a summary and copy of the Target’s financial advisor’s fairness opinion; and (D) information in sufficient detail to allow the Buyer to rely upon the Section 3(a)(10) Exemption with respect to the issuance of Consideration Shares pursuant to the transactions described in this Agreement;
(ii)    Buyer will prepare the Buyer Information, in accordance with the Interim Order and applicable Laws, for inclusion or incorporation by reference in the Target Circular and provide the Buyer Information (together with any required consents of experts relating to it) to Target in a timely manner; and
(iii)    Buyer shall use commercially reasonable efforts to obtain any necessary consents from its auditor and any other advisors to the use of any financial, technical or other expert information required to be included in the Target Circular and to the identification in the Target Circular of each such advisor.

(b)    During the course of the preparation of the Target Circular and any related documents, Target will:
(i)    provide Buyer and its legal and other advisors with reasonable opportunity to review and comment on the Target Circular and those related documents; and
(ii)    give reasonable consideration to comments made by Buyer and its legal and other advisors, provided that all information relating solely to Buyer included in the Target Circular, and all information describing the terms and conditions of this Agreement, the Target Voting Agreements, or the Plan of Arrangement will be in form and content reasonably satisfactory to the Buyer.
(c)    Target will ensure that the Target Circular does not contain any misrepresentations (except that Target shall not be responsible for any Buyer Information included in the Target Circular that was provided by Buyer expressly for inclusion in the Target Circular pursuant to Section 2.3(a)(ii)).
(d)    Buyer will ensure that the Buyer Information provided for inclusion or incorporation by reference in the Target Circular does not contain any misrepresentations concerning Buyer.
(e)    Subject to the issuance of the Interim Order and compliance by Buyer with its obligations under this Section 2.3, Target will promptly cause the Target Circular and any related documents to be distributed to the Target Shareholders and other appropriate Persons, and filed with applicable Governmental Authorities, in accordance with the Interim Order and applicable Laws.
(f)    Each Party will promptly notify the Other Party if at any time before the Target Shareholder Approval is obtained it becomes aware that the Target Circular contains a misrepresentation, or information that otherwise requires an amendment or supplement to the Target Circular. The Parties will cooperate in the preparation of any amendment or supplement as required or appropriate, and Target will promptly cause the amendment or supplement to be distributed to the Target Shareholders and other appropriate Persons, and filed with applicable Governmental Authorities, in each case as required by the Court or by Law.
(g)    Target shall promptly advise Buyer of any communication (written or oral) received by Target from the TSXV, or any other Governmental Authority (in particular any securities regulatory authority) in connection with the Target Circular.
2.4    Target Meeting
(a)    Subject to Section 2.4(b) and receipt of the Interim Order, Target will convene and conduct the Target Meeting, in accordance with applicable Laws (including the Interim Order) and Target’s constating documents (except as varied by the Interim Order), on or before October 12, 2023. Target will provide notice to Buyer of the Target Meeting and allow Representatives of Buyer to attend and speak at the Target Meeting. Target will submit the Arrangement Resolution to the Target Shareholders at the Target Meeting regardless of whether the Target Board has withdrawn, modified or qualified the Target Board Recommendation. Target will not propose or submit for consideration at the Target Meeting any business other than the Arrangement Resolution without Buyer’s consent, which consent will not be unreasonably withheld, delayed or conditioned.

(b)    Target will not adjourn, postpone or cancel the Target Meeting (or propose to do so), or fail to call the Target Meeting, except:
(i)    if a quorum is not present at the Target Meeting (in which case the Target Meeting will be adjourned and not cancelled);
(ii)    if required by Law or a Governmental Authority;
(iii)    in the circumstances contemplated in Section 5.5(d) or Section 7.2(c) (which contemplate the adjournment or postponement, but not the cancellation, of the Target Meeting); or
(iv)    if otherwise agreed with Buyer.
(c)    Target will, in consultation with Buyer, set a record date for the determination of Target Shareholders entitled to vote at the Target Meeting and, except as required by Law, Target will not change the record date without the prior consent of Buyer.
(d)    Subject to the terms of this Agreement, other than following a Target Change in Recommendation, Target will make all commercially reasonable efforts to solicit proxies for the approval of the Arrangement Resolution, and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of the transactions contemplated by this Agreement, including, if requested by Buyer, using proxy solicitation services firms and cooperating with any Persons engaged by Buyer to solicit proxies for the approval of the Arrangement Resolution.
(e)    Target will promptly provide Buyer with copies of or access to information regarding the Target Meeting generated by Target’s transfer agent or any proxy solicitation services firm retained by Target, as Buyer may reasonably request.
(f)    Target will make all commercially reasonable efforts:
(i)    within five (5) Business Days of the date of this Agreement, to deliver to Buyer a list of Target Shareholders (including their names, addresses and holdings of Target Shares), as well as a security position listing from each depository of its securities (including the name, address and holdings of each non-objecting beneficial owner of Target Shares); and
(ii)    subsequently, as reasonably requested by Buyer, to deliver supplemental lists as soon as reasonably practicable, each in electronic form and each to be current as of a date as close as reasonably practicable to the date of delivery of the relevant list.
(g)    Target will advise Buyer as Buyer may reasonably request, and at least on a daily basis on each of the last ten (10) Business Days before the date of the Target Meeting, as to the tally of the proxies received by Target in connection with the Arrangement Resolution and any other matters to be considered at the Target Meeting.
(h)    Target will establish a cut-off time for the delivery of proxies for the purpose of voting at the Target Meeting that is not less than 48 hours before the commencement of the Target Meeting (as adjourned or postponed) and will not waive or vary that cut-off time without the prior consent of Buyer.

(i)    Target shall promptly advise Buyer of any communication (written or oral) received by Target from any Governmental Authority in connection with the Target Meeting.
(j)    Target will promptly:
(i)    provide to Buyer a copy of any purported exercise of the Dissent Rights and any withdrawal of the Dissent Rights; and
(ii)    subject to applicable Laws, provide to Buyer a copy of any written communications, and advise of any oral communications, with a Target Shareholder or other securityholder of Target purportedly exercising the Dissent Rights or otherwise objecting to or expressing concerns in connection with the Arrangement.
(k)    Target will provide Buyer with the opportunity to participate in all negotiations and legal proceedings with respect to any exercise or purported exercise of the Dissent Rights. Despite any other provision in this Agreement, Target will not settle or compromise any action brought by any present, former or purported holder of any securities of Target in connection with the transactions contemplated by this Agreement, including the Arrangement, without the prior consent of Buyer.
2.5    Buyer Circular
(a)    The Parties will cooperate in the preparation of the Buyer Circular and any related documents. As promptly as practicable following the execution of this Agreement:
(i)    Buyer will prepare the Buyer Circular together with any other documents required by applicable Laws in connection with the Buyer Meeting, ensuring compliance with applicable Laws and this Agreement. Buyer will ensure that the Buyer Circular provides the Buyer Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Buyer Meeting. The Buyer Circular shall include, among other things, (A) the Buyer Board Recommendation, and (B) a statement that each of the Buyer Supporting Shareholders has signed a Buyer Voting Agreement, pursuant to which each of them has agreed to, among other things, vote all of their Buyer Shares in favour of the Buyer Resolution and any other resolution presented at the Buyer Meeting required to give effect to the Arrangement;
(ii)    Target will prepare the Target Information, in accordance with applicable Laws, for inclusion or incorporation by reference in the Buyer Circular and provide the Target Information (together with any required consents of experts relating to it) to Buyer in a timely manner; and
(iii)    Target shall use commercially reasonable efforts to obtain any necessary consents from its auditor and any other advisors to the use of any financial, technical or other expert information required to be included in the Buyer Circular and to the identification in the Buyer Circular of each such advisor.
(b)    During the course of the preparation of the Buyer Circular and any related documents, Buyer will:

(i)    provide Target and its legal and other advisors with reasonable opportunity to review and comment on the Buyer Circular and those related documents; and
(ii)    give reasonable consideration to comments made by Target and its legal and other advisors, provided that all information relating solely to Target included in the Buyer Circular, and all information describing the terms and conditions of this Agreement, the Target Voting Agreements, or the Plan of Arrangement will be in form and content reasonably satisfactory to Target.
(c)    Buyer will ensure that the Buyer Circular does not contain any misrepresentations (except that Buyer shall not be responsible for any Target Information included in the Buyer Circular that was provided by Target expressly for inclusion in the Buyer Circular pursuant to Section 2.5(a)(ii)).
(d)    Target will ensure that the Target Information provided for inclusion or incorporation by reference in the Buyer Circular does not contain any misrepresentations concerning Target.
(e)    Subject to compliance by Target with its obligations under this Section 2.5, Buyer will promptly cause the Buyer Circular and any related documents to be distributed to the Buyer Shareholders and other appropriate Persons, and filed with applicable Governmental Authorities, in accordance with applicable Laws.
(f)    Each Party will promptly notify the Other Party if at any time before the Buyer Shareholder Approval is obtained it becomes aware that the Buyer Circular contains a misrepresentation, or information that otherwise requires an amendment or supplement to the Buyer Circular. The Parties will cooperate in the preparation of any amendment or supplement as required or appropriate, and Buyer will promptly cause the amendment or supplement to be distributed to the Buyer Shareholders and other appropriate Persons, and filed with applicable Governmental Authorities, in each case as required by Law.
(g)    Buyer shall promptly advise Target of any communication (written or oral) received by Buyer from the Cboe, NYSE American, or any Governmental Authority (in particular any securities regulatory authority) in connection with the Buyer Circular.
2.6    Buyer Meeting
(a)    Subject to Section 2.6(b), Buyer will convene and conduct the Buyer Meeting, in accordance with applicable Laws and Buyer’s constating documents, on or before October 12, 2023. Buyer will provide notice to Target of the Buyer Meeting and allow Representatives of Target to attend the Buyer Meeting. Buyer will submit the Buyer Resolution to the Buyer Shareholders at the Buyer Meeting regardless of whether the Buyer Board has withdrawn, modified or qualified the Buyer Board Recommendation.
(b)    Buyer will not adjourn, postpone or cancel the Buyer Meeting (or propose to do so), or fail to call the Buyer Meeting, except:
(i)    if a quorum is not present at the Buyer Meeting (in which case the Buyer Meeting will be adjourned and not cancelled);
(ii)    if required by Law or a Governmental Authority;

(iii)    in the circumstances contemplated in Section 5.5(d) or Section 7.2(c) (which contemplate the adjournment or postponement, but not the cancellation, of the Buyer Meeting); or
(iv)    if otherwise agreed with Target.
(c)    Buyer will, in consultation with Target, set a record date for the determination of Buyer Shareholders entitled to vote at the Buyer Meeting and, except as required by Law, Buyer will not change the record date without the prior consent of Target.
(d)    Subject to the terms of this Agreement, other than following a Buyer Change in Recommendation, Buyer will make all commercially reasonable efforts to solicit proxies for the approval of the Buyer Resolution, and against any resolution submitted by any Person that is inconsistent with the Buyer Resolution and the completion of the transactions contemplated by this Agreement.
(e)    Buyer will promptly provide Target with copies of or access to information regarding the Buyer Meeting generated by Buyer’s transfer agent, as Target may reasonably request.
(f)    Buyer will advise Target as Target may reasonably request, and at least on a daily basis on each of the last ten (10) Business Days before the date of the Buyer Meeting, as to the tally of the proxies received by Buyer in respect of the Buyer Resolution.
(g)    Buyer will establish a cut-off time for the delivery of proxies for the purpose of voting at the Buyer Meeting that is not less than 48 hours before the commencement of the Buyer Meeting (as adjourned or postponed) and will not waive or vary that cut-off time without the prior consent of Target.
(h)    Buyer shall promptly advise Target of any communication (written or oral) received by Buyer from any Governmental Authority in connection with the Target Meeting.
2.7    Final Order
If the Interim Order and the approvals contemplated by the Interim Order are obtained, Target will, as soon as reasonably practicable, but in any event not later than three (3) Business Days after the Arrangement Resolution is passed at the Target Meeting or such other date as the Parties may agree in writing, submit the Arrangement to the Court and apply for, and diligently seek, the Final Order.
2.8    Court Proceedings
(a)    Buyer will cooperate with and assist Target in seeking the Interim Order and the Final Order, including by providing Target on a timely basis with any information reasonably requested.
(b)    Target will give Buyer reasonable opportunity to review and comment upon drafts of all material to be filed by Target with the Court in connection with the Arrangement before the service and filing of that material, and will give reasonable consideration to those comments.
(c)    Target will not object to counsel to Buyer making any submissions on the application for the Interim Order and the application for the Final Order as that counsel deems appropriate, acting reasonably, provided that those submissions are consistent in all material respects with this Agreement and the Plan of

Arrangement, and provided that Target is advised of the nature of any submissions to the extent reasonably practicable not less than two (2) Business Days prior to the hearing, and the Buyer has given reasonable consideration to any comments from the Target and its legal counsel with respect thereto.
(d)    Target will provide counsel to Buyer on a timely basis with:
(i)    copies of any notice, evidence or other documentation served on Target or its counsel in connection with the application for the Interim Order or the Final Order or any appeal from either; and
(ii)    notice of any notice (written or oral) received by Target indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order.
(e)    Target will ensure that all materials filed with, and all submissions made to, the Court by or on behalf of Target in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement.
(f)    Subject to applicable Law and any direction of the Court, Target will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except with Buyer’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require Buyer to agree or consent to any increase in or variation in the form of the Consideration payable for the Target Shares, or other modification or amendment to such filed or served materials that expands or increases Buyer’s obligations, or diminishes or limits Buyer’s rights, set forth in any such filed or served materials or under this Agreement or the Plan of Arrangement.
(g)    Target will oppose any appearance, proposal or motion from any party on the hearing of the motion for the Interim Order and the application for the Final Order which is inconsistent with this Agreement or the Plan of Arrangement.
(h)    If, at any time after the issuance of the Final Order and before the Effective Time, Target is required by the terms of the Final Order or otherwise by Law to return to the Court with respect to the Final Order, Target will do so after notice to, and in consultation and cooperation with, Buyer.
2.9    Effective Date
(a)    The Parties will make all commercially reasonable efforts to cause the Effective Date to occur as soon as reasonably practicable, before the Outside Date and, unless the Parties otherwise agree in writing, no later than the third (3rd) Business Day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set out in Article 6 (other than those conditions that by their nature cannot be satisfied before the Effective Time, but subject to the satisfaction or waiver of those conditions at the Effective Time). Target will file all documents under the BCBCA that are necessary to effect the Arrangement as of the Effective Time.
(b)    The closing of the Arrangement will take place electronically or at such other location as may be agreed upon by the Parties.

2.10    Payment of Consideration
Buyer will, following receipt of the Final Order and before the Effective Time, provide the Depositary with sufficient Consideration Shares in escrow, the terms and conditions of that escrow to be satisfactory to the Parties, acting reasonably, to pay the aggregate Consideration for the Target Shares as contemplated in the Plan of Arrangement. For greater certainty, the Buyer shall not be required pursuant to this Section 2.10 to provide or deposit in escrow with the Depositary prior to the Effective Date any consideration for the Target Shares held by Target Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection.
2.11    Adjustment of Consideration
Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the issued and outstanding Buyer Shares shall have changed into a different number of shares or a different class by reason of any split, combination, consolidation, reclassification, dividend or the like that has been consented to by Target, then the Consideration shall be appropriately adjusted to provide to Target Shareholders the same economic effect as contemplated by this Agreement and the Plan of Arrangement prior to such action and as so adjusted shall, from and after the date of such event, be the Consideration, subject to further adjustment in accordance with this Section 2.11.
2.12    Withholdings
(a)    Target, Buyer and the Depositary will each be entitled to deduct or withhold from any consideration deliverable or otherwise payable under this Agreement or under the Plan of Arrangement to any Person those amounts that Target, Buyer or the Depositary is required or permitted to deduct or withhold with respect to that consideration under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty. To the extent that amounts are so deducted or withheld, those amounts will be treated for all purposes under this Agreement or under the Plan of Arrangement as having been paid to the Persons otherwise entitled to receive those amounts, provided that those amounts are remitted to the appropriate taxing authority. Buyer will (i) promptly notify Target if it becomes aware of any such deduction or withholding, and (ii) remit any withheld or deducted amounts to the appropriate Governmental Authority within the time required by applicable Law.
(b)    Each of Buyer, Target, the Depositary or any other Person that makes a payment under this Agreement, as applicable, is hereby authorized to sell or otherwise dispose, on behalf of a Person, such portion of any Consideration Shares otherwise deliverable to such Person under the Plan of Arrangement, as is necessary to provide sufficient funds (after accounting for any fees or costs associated with such sale or other disposition) to Buyer, Target, the Depositary or such other Person, as the case may be, to enable it to comply with any deduction or withholding permitted or required under Section 2.12(a), and Buyer, Target, the Depositary or such other Person, as applicable, shall notify such Person and remit the applicable portion of the net proceeds of such sale to the appropriate Governmental Authority and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be paid to such Person.
2.13    Tax Matters
Notwithstanding any representations and covenants set forth in this Agreement, it is understood and agreed that neither Target nor Buyer provides any assurances to any security holder of Target regarding the income tax consequences of the Arrangement to any security holder of Target, except as may otherwise be provided in the Target Circular.

2.14    U.S. Securities Law Matters
(a)    The Arrangement will be carried out with the intention that all Consideration Shares issued on completion of the Arrangement to Target Securityholders will qualify for the exemption from the registration requirements of the U.S. Securities Act provided by the Section 3(a)(10) Exemption and pursuant to similar exemptions under applicable securities laws of any state of the United States. The Parties agree to act in good faith, consistent with the intent set out in this Section 2.14.
(b)    In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement, shall be carried out on the following basis:
(i)    the Arrangement shall be subject to the approval of the Court;
(ii)    the Court shall be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption prior to the Court hearing required to approve the procedural and substantive fairness of the terms and conditions of the Arrangement to the Persons receiving Consideration Shares pursuant to the Arrangement;
(iii)    the Court shall be required to satisfy itself as to the substantive and procedural fairness of the Arrangement to the Persons receiving Consideration Shares pursuant to the Arrangement;
(iv)    the Court will hold a hearing before approving the procedural and substantive fairness of the terms and conditions of the Arrangement and issuing the Final Order;
(v)    the Final Order shall expressly state that the Arrangement is approved by the Court as being substantively and procedurally fair to the Persons receiving Consideration Shares;
(vi)    Buyer shall ensure that each Person entitled to receive Consideration Shares on completion of the Arrangement, shall be given adequate notice advising them of their right to attend and appear before the Court at the hearing of the Court for the Final Order and providing them with adequate information to enable such Person to exercise such right;
(vii)    each Person to whom Consideration Shares shall be issued pursuant to the Arrangement, shall be advised that such Consideration Shares have not been and will not be registered under the U.S. Securities Act and shall be issued by Buyer in reliance upon the Section 3(a)(10) Exemption, and that certain restrictions on resale under the U.S. Securities Laws, including Rule 144 under the U.S. Securities Act, may be applicable with respect to such securities issued to persons who are, or have been within 90 days, affiliates (as defined in Rule 144 under the U.S. Securities Act) of Buyer;
(viii)    the Interim Order shall specify that each Person to whom Consideration Shares shall be issued pursuant to the Arrangement shall have the right to appear before the Court at the hearing on the Final Order so long as such securityholder delivers a response to petition and a copy of all affidavits or other materials upon which they intend to rely, in the form prescribed by the BC Supreme Court Civil Rules to the solicitors for Target at their address for delivery within a reasonable time

(ix)    the Final Order shall include a statement to substantially the following effect:
“The declaration of fairness and the approval of the Court will serve as the basis for reliance on the exemption provided by section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that Act, regarding the distribution of securities of Buyer pursuant to the Plan of Arrangement.”
(x)    under no circumstances shall Buyer offer cash consideration to any Target Shareholder for Target Shares.
2.15    Target Options
The Parties acknowledge and agree that all Target Options that are not exercised, whether conditionally or otherwise, prior to the Effective Time shall be treated in accordance with the provisions of the Plan of Arrangement, and Target shall take all such reasonable steps as may be necessary or desirable to give effect to the foregoing.
2.16    Voting Agreements
Target consents, under the Confidentiality Agreement, to the entering into of the Target Voting Agreements between Buyer and each of the Target Supporting Shareholders.
2.17    U.S. Tax Matters
The Arrangement as set forth in the Plan of Arrangement is intended to qualify as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code (“U.S. Tax Code”) and this Agreement is intended to be a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the U.S. Tax Code. Provided that the Arrangement meets the requirements of a reorganization within the meaning of Section 368(a) of the U.S. Tax Code, each Party hereto agrees to treat the Arrangement as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code for all United States federal income tax purposes, and agrees to treat this Agreement as a “plan of reorganization” within the meaning of the U.S. Treasury Regulations promulgated under Section 368 of the U.S. Tax Code, and to not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by applicable law. Except as otherwise provided in this Agreement and in the Plan of Arrangement, each Party hereto agrees to act in a manner that is consistent with the parties’ intention that the Arrangement be treated as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code for all United States federal income tax purposes. Notwithstanding the foregoing, Buyer and Target do not make any representation, warranty or covenant to any other party or to any Buyer Shareholder, Target Shareholder or other holder of Buyer securities or Target securities (including, without limitation, stock options, warrants, debt instruments or other similar rights or instruments) regarding the U.S. tax treatment of the Arrangement, including, but not limited to, whether the Arrangement will qualify as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code or as a tax-deferred reorganization for purposes of any United States state or local income tax law.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES
3.1    Representations and Warranties of Target
Target represents and warrants to Buyer as set out in Schedule D, and acknowledges that Buyer is relying upon those representations and warranties in connection with entering into and performance of this Agreement, despite any investigation made by or on behalf of, or knowledge of, Buyer.
Except for the representations and warranties set forth in Schedule D, including the related disclosures in the Target Disclosure Letter, Target does not make any other express or implied representation or warranty, either written or oral, on behalf of Target, including any representation as to the accuracy or completeness of any information regarding Target furnished or made available to Buyer, or any officer, director, employee, representative (including any financial or other advisor) or agent of either Buyer or any of its Subsidiaries (including any information, documents or material made available in any information memoranda, management presentation or in any other form in expectation of the transactions contemplated hereby) or as to the future revenue, profitability or success of Target, or any representation or warranty arising in Law.
3.2    Representations and Warranties of Buyer
Buyer represents and warrants to Target as set out in Schedule E, and acknowledges that Target is relying upon those representations and warranties in connection with entering into and performance of this Agreement, despite any investigation made by or on behalf of, or knowledge of, Target.
Except for the representations and warranties set forth in Schedule E, including the related disclosures in the Buyer Disclosure Letter, Buyer does not make any other express or implied representation or warranty, either written or oral, on behalf of Buyer, including any representation as to the accuracy or completeness of any information regarding Buyer furnished or made available to Target, or any officer, director, employee, representative (including any financial or other advisor) or agent of either Target or any of its Subsidiaries (including any information, documents or material made available in any information memoranda, management presentation or in any other form in expectation of the transactions contemplated hereby) or as to the future revenue, profitability or success of Buyer, or any representation or warranty arising in Law.
3.3    Disclosure Letters
Each exception to the representations and warranties of:
(a)    Target that is set out in the Target Disclosure Letter; and
(b)    Buyer that is set out in the Buyer Disclosure Letter,
is identified by reference to one or more specific individual Sections of the relevant Schedule to this Agreement and is only effective to create an exception to each specific individual Section listed. Any statement in Schedule D that is not expressly qualified by a reference to an exception in the Target Disclosure Letter will prevail, despite anything to the contrary that is disclosed in the Target Disclosure Letter. Any statement in Schedule E that is not expressly qualified by a reference to an exception in the Buyer Disclosure Letter will prevail, despite anything to the contrary that is disclosed in the Buyer Disclosure Letter.
3.4    Survival of Representations and Warranties
The representations and warranties of Target set out in Schedule D, and of Buyer set out in Schedule E, will not survive the completion of the Arrangement and will expire and be terminated at the earlier of the Effective Time and the termination of this Agreement in accordance with its terms. This Section 3.4 will not limit any covenant or agreement of the Parties, which, by its terms, contemplates performance after the Effective Date or the date on which this Agreement is terminated, as the case may be.

ARTICLE 4
COVENANTS
4.1    Conduct of Target’s Business
Target agrees, from the date of this Agreement until the Effective Time except as may be required by applicable Laws or except with the prior written consent of Buyer (which consent will not be unreasonably withheld or delayed, or as otherwise expressly permitted or contemplated by this Agreement) as follows in this Section 4.1.
(a)    Ordinary Course of Business. Target will, and will cause its Subsidiaries to, carry on their business only in the Ordinary Course and in material compliance with all applicable Laws, and:
(i)    will make all commercially reasonable efforts to maintain and preserve its business, assets, employees, goodwill, and relationships with customers, suppliers, partners and other Persons with which Target or any of its Subsidiaries have material business relations;
(ii)    will maintain payables and other liabilities (other than for money borrowed) at levels consistent with past practice; and
(iii)    will make all commercially reasonable efforts to maintain in force its current policies of insurance (or replacement policies providing coverage equal to or greater than the existing policies) and pay all premiums in connection with those insurance policies as required after the date of this Agreement.
(b)    Restrictive Covenants. Except as disclosed in the Target Disclosure Letter, Target will not, and will not permit any of its Subsidiaries to, directly or indirectly:
(i)    adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Target or any of its Subsidiaries, or any of their respective assets, or file a petition in bankruptcy under any Law on behalf of Target or any of its Subsidiaries or consent to the filing of any bankruptcy petition against Target or any of its Subsidiaries;
(ii)    make any changes to its existing accounting policies or adopt any new accounting policies, except, in each case, as required by applicable Laws or GAAP;
(iii)    (A) make, change or revoke any material Tax election or designation; (B) settle or compromise any material Tax claim, assessment, reassessment, liability, action, suit, proceeding, hearing or controversy; (C) file any materially amended Tax Return; (D) enter into any material agreement with a Governmental Authority with respect to Taxes; (E) enter into or change any material Tax sharing, Tax advance pricing agreement, Tax allocation or Tax indemnification agreement; (F) surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund; (G) consent to the extension or waiver of the limitation period applicable to any material Tax matter; (H) make a request for a Tax ruling to any Governmental Authority; or (I) materially amend or change any of its methods of reporting income, deductions or accounting for Tax purposes, other than as may be required by Law;

(iv)    declare or pay any dividends or other distribution or payment (whether in cash, shares or property) in respect of any shares of its capital stock, other than distributions by a wholly-owned Subsidiary in the Ordinary Course;
(v)    pay the Target Optionholders any amount of consideration for the Target Options (excluding, for greater certainty, the delivery of Target Shares upon the due exercise of any Target Options or deemed exercise of Target Options pursuant to the Plan of Arrangement);
(vi)    redeem, purchase or otherwise acquire any shares of its capital stock or any of its outstanding securities, other than in connection with the settlement of outstanding Target Options in accordance with this Agreement or the Plan of Arrangement;
(vii)    amend the Target Articles or the notice of articles of Target as they exist at the date of this Agreement, or the equivalent constating documents of any of its Subsidiaries;
(viii)    split, consolidate, exchange or reclassify any securities of Target or any of its Subsidiaries or undertake any other capital reorganization of Target or any of its Subsidiaries;
(ix)    amend the Target Option Plans, or the terms of any securities of Target or any of its Subsidiaries;
(x)    reduce the stated capital of the Target Shares or otherwise enter into any transaction that would reduce the “paid-up capital” (within the meaning of the Tax Act) of the Target Shares;
(xi)    reorganize, amalgamate, merge or otherwise combine Target or any of its Subsidiaries with any Person, other than pursuant to this Agreement;
(xii)    acquire (by amalgamation, merger, plan of arrangement, consolidation, exchange, acquisition of shares or assets, lease, license, or otherwise) any Person or division of that Person, or make any investment in that Person or division by purchase of securities, contributions of capital, property transfer or otherwise, other than transactions between two or more wholly-owned Subsidiaries of Target or between Target and one or more such wholly-owned Subsidiaries;
(xiii)    allot, issue or grant any securities of Target or any of its Subsidiaries (including securities convertible into, exchangeable for, or that carry a right to acquire, directly or indirectly, any securities of Target or any of its Subsidiaries), other than Target Shares issuable upon exercise of convertible securities of Target issued before the date of this Agreement;
(xiv)    grant any waiver of, or relinquish or change, any rights that are, individually or in the aggregate, material to Target;
(xv)    release any director or officer of Target or any of its Subsidiaries from any fiduciary duty owed by that Person (including any release that would allow that Person to pursue any corporate opportunities that would otherwise be the property of Target or any of its Subsidiaries);

(xvi)    sell, lease, pledge, transfer, mortgage, grant a license in, surrender, abandon or otherwise dispose of or encumber any of its property or assets, real or personal (other than in the Ordinary Course);
(xvii)    (A) sell, transfer, assign or dispose of any right held in any Intellectual Property, (B) other than non-exclusive licenses in the Ordinary Course that are terminable by Target or any of its Subsidiaries without any consent, penalty or payment, lease or grant a license of any right in any Intellectual Property or any Intellectual Property material to any Pharmaceutical Product; or (C) assign or grant a license of any material right in any other Owned Intellectual Property;
(xviii)    (A) waive, amend or voluntarily terminate any inbound license in favour of the Target or any of its Subsidiaries with respect to any Intellectual Property or any Intellectual Property material to any Pharmaceutical Product (other than licenses of commercial off-the-shelf software with total annual license, maintenance, support and other fees not in excess of $100,000 in the aggregate per vendor), (B) amend any Contract with respect to the use of any Intellectual Property or (C) amend or waive any rights under any Target Material Contract, or enter into any Contract that would be a Target Material Contract if in effect on the date hereof, in each case with respect to Pharmaceutical Products;
(xix)    commence (other than planning) or terminate any phase I, phase II, phase III or phase IV human clinical trial, including initiation of a new Institutional Review Board process, involving any Pharmaceutical Product, other than those trials and activities as set forth in the Clinical Development Plan, or except where such action is required by Law or a Governmental Authority and cooperate fully with Buyer on the maintaining, transfer or other activities regarding any of the foregoing, including any related Permits and any Target Material Contract. Target shall promptly notify the Buyer in writing of any communications with Governmental Authorities (including any Drug Regulatory Agency) or third parties to Target Material Contracts;
(xx)    (A) waive or materially amend (except in the course of using reasonable efforts to prosecute Owned Intellectual Property) the Target’s rights in or to any Owned Intellectual Property that is registered or the subject of an application for registration; or (B) fail to use reasonable efforts to prosecute or maintain any Owned Intellectual Property that is registered or the subject of an application for registration, in each case, in the name of the Target any of its Subsidiaries;
(xxi)    (A) waive, release or condition any non-compete, non-solicit, non-disclosure, confidentiality or other restrictive covenant owed to the Target or its Subsidiaries; or (B) enter into any Contract which creates any non-competition or material non-solicit obligations for the Target or any of its Subsidiaries;
(xxii)    make any loan to any Person, other than in respect of accounts payable to trade creditors or accrued liabilities incurred in the Ordinary Course;
(xxiii)    prepay any indebtedness before its scheduled maturity;
(xxiv)    increase, incur, or otherwise become liable for any indebtedness for borrowed money in excess of $250,000 (in aggregate); or assume, guarantee or otherwise become responsible for any liability or obligation of any other Person;

(xxv)    pay, discharge, settle or satisfy any material claims, liabilities or obligations other than as reflected or reserved against in the Target Financial Statements;
(xxvi)    amend, modify or terminate any Target Material Contract, or enter into any Contract that would be a Target Material Contract if it was in existence on the date of this Agreement (other than the renewal or replacement of a Contract in existence on the date of this Agreement on materially similar terms) other than in the Ordinary Course or to comply with Section 4.6 (Third Party Consents);
(xxvii)    enter into any Contract with a term of greater than 12 months, unless the Contract may be terminated by Target or its Subsidiaries without penalty on 90 days’ notice or less;
(xxviii)    incur capital expenditures in excess of $100,000 (in aggregate);
(xxix)    enter into or adopt any shareholder rights plan or similar agreement or arrangement;
(xxx)    enter into any new lease for real property, or amend or extend the terms of any existing lease for real property;
(xxxi)    enter into any agreement or arrangement that limits or otherwise restricts, in any material respect, the business of Target or any of its Subsidiaries, or that may in the future limit or restrict, in any material respect, Target, any of its Subsidiaries, or their successors from carrying on business, acquiring or operating any properties or assets or competing in any manner;
(xxxii)    enter into or amend, in any material respect, any Contract with any broker, finder or investment banker in connection with the Arrangement and the transactions contemplated by this Agreement;
(xxxiii)    take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Authority to institute proceedings for the suspension, revocation or limitation of rights under, any material Permit necessary to conduct Target’s and its Subsidiaries’ businesses as now conducted or as proposed to be conducted, or fail to pursue, with commercially reasonable efforts and due diligence, any pending application to any Governmental Authorities for any material Permit;
(xxxiv)    enter into any transaction with a “related party” (as defined in MI 61-101), other than expense reimbursements, expense accounts, payments and advances in the Ordinary Course, or agree to provide any “collateral benefit” (as defined in MI 61-101) to a “related party”;
(xxxv)    other than as required by the terms of any Employee Plan or written employment Contract in existence on the date of this Agreement:
(A)    grant to any officer or director of Target or any of its Subsidiaries an increase in compensation in any form, other than in the Ordinary Course (and, for greater certainty, the granting of any special compensation in any form in connection with the transactions contemplated by this Agreement shall not be considered to be in Ordinary Course);
(B)    grant any general increase in the rate of wages, salaries, bonuses or other remuneration of Employees or independent contractors;
(C)    adopt or otherwise implement any new bonus, profit sharing distribution, employee or executive bonus or retention plan or similar plan or program;
(D)    grant or increase any severance, change of control or termination pay or similar compensation or benefits payable to (or amend any existing Contract with) any director or officer of Target or, other than in the Ordinary Course, any Employee (other than a director or officer), independent contractor or consultant;
(E)    enter into any employment, deferred compensation, independent contractor, consulting, bonus, retention, or other similar Contract (or amend any such existing Contract) with any director or officer of Target or any of its Subsidiaries or, other than in the Ordinary Course, any Employee (other than a director or officer), independent contractor or consultant;
(F)    provide for accelerated vesting or removal of restrictions on exercise of any Target Options upon a change of control occurring on or prior to the Effective Time;
(G)    loan or advance money or other property by Target or its Subsidiaries to any of their present or former directors, officers or Employees (other than expense reimbursements, expense accounts and advances in the Ordinary Course);
(H)    terminate any Employee Plan, amend or modify, in a material way, any Employee Plan, or adopt any plan, agreement, program, policy, trust, fund or other arrangement that would be an Employee Plan if it were in existence as of the date of this Agreement; or
(I)    increase, or agree to increase, any funding obligation or accelerate, or agree to accelerate, the timing of any funding contribution or vesting under any Employee Plan;
(xxxvi)    commence waive, release, assign, settle, compromise or settle any litigation, proceeding, claim or investigation affecting Target or any of its Subsidiaries;
(xxxvii)    take any action that might reasonably be expected to, directly or indirectly, interfere with, prevent or materially delay the completion of the Arrangement, or which would render, or which may reasonably be expected to render, untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualifier already contained within such representation or warranty) in any material respect any of the representations and warranties of Target set forth in this Agreement; or

(xxxviii)    announce an intention, propose, authorize or enter into any agreement, or otherwise make a commitment to do action prohibited by this Section 4.1(b).
(c)    Consultation. Target agrees that, from the date of this Agreement until the Effective Time, Target will, and will cause its Subsidiaries to, in each case to the extent reasonably practicable and permitted under applicable Law, keep Buyer fully informed as to all material decisions or actions required to be made with respect to the operations of the business of Target, provided that such disclosure is not otherwise prohibited by reason of confidentiality owed to a third party or otherwise prevented by Law or is in respect of competitively sensitive information.
(d)    No Control Over Operations. Nothing in this Section 4.1 or elsewhere in this Agreement is intended to or shall result in the Buyer exercising material influence over the operations of the Target or its Subsidiaries prior to the Effective Date, or shall be interpreted in such a way as to place either of the Buyer or the Target in violation of any applicable Law. Each of the Buyer and the Target shall exercise, consistent with, and unless otherwise set forth in, the terms and conditions of this Agreement, complete control and supervision over its respective operations and the operations of its respective Subsidiaries.
4.2    Conduct of Buyer’s Business
Buyer agrees, from the date of this Agreement until the Effective Time (and except as may be required by applicable Laws or and except with the prior written consent of Target, which consent will not be unreasonably withheld or delayed, or as otherwise expressly permitted or contemplated by this Agreement) as follows in this Section 4.2.
(a)    Ordinary Course of Business. Buyer will, and will cause its Subsidiaries to, carry on their business only in the Ordinary Course and in material compliance with all Laws, except that Buyer and its Subsidiaries may conduct any activity or operations that would not reasonably be expected to interfere with, prevent or materially delay the completion of the Arrangement.
(b)    Restrictive Covenants. Buyer will not, directly or indirectly:
(i)    adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Buyer or any of its Subsidiaries, or any of their respective assets, or file a petition in bankruptcy under any Law on behalf of Buyer or any of its Subsidiaries or consent to the filing of any bankruptcy petition against Buyer or any of its Subsidiaries;
(ii)    split, consolidate, exchange or reclassify the Buyer Shares, or undertake any other capital reorganization of Buyer;
(iii)    reorganize, amalgamate, merge or otherwise combine Buyer or any of its Subsidiaries with any Person, other than pursuant to this Agreement;
(iv)    acquire (by amalgamation, merger, plan of arrangement, consolidation, exchange, acquisition of shares or assets, lease, license, or otherwise) any Person or division of that Person, or make any investment in that Person or division by purchase of securities, contributions of capital, property transfer or otherwise, other than transactions between two or more wholly-owned Subsidiaries of Buyer or between Buyer and one or more such wholly-owned Subsidiaries;

(v)    amend the Buyer Articles or by-laws of the Buyer as they exist at the date of this Agreement;
(vi)    declare or pay any dividends or other distribution or payment (whether in cash, shares or property) in respect of any shares of its capital stock, other than distributions by a wholly-owned Subsidiary in the Ordinary Course;
(vii)    redeem, purchase or otherwise acquire any shares of its capital stock or any of its outstanding securities, other than in connection with the exercise of outstanding Buyer Options from time to time in accordance with their terms;
(viii)    allot, issue or grant any securities of Buyer or any of its Subsidiaries (including securities convertible into, exchangeable for, or that carry a right to acquire, directly or indirectly, any securities of Buyer or any of its Subsidiaries), other than:
(A)    Buyer Shares issuable upon exercise of convertible securities of Buyer issued before the date of this Agreement; or
(B)    pursuant to a Buyer Permitted Financing,
(ix)    (A) sell, transfer, assign or dispose of any material right in any material Intellectual Property, (B) other than non-exclusive licenses in the Ordinary Course that are terminable by the Buyer or any of its Subsidiaries without any consent, penalty or payment, lease or grant a license of any material right in any material Intellectual Property or any Intellectual Property material to any Pharmaceutical Product; or (C) assign or grant a license of any material right in any other material Owned Intellectual Property;
(x)    substantially discontinue or materially change the nature of the business of the Buyer and its Subsidiaries;
(xi)    take any action that might reasonably be expected to, directly or indirectly, interfere with, prevent or materially delay the completion of the Arrangement, or which would render, or which may reasonably be expected to render, untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualifier already contained within such representation or warranty) in any material respect any of the representations and warranties of Buyer set forth in this Agreement; or
(xii)    announce an intention, propose, authorize or enter into any agreement, or otherwise make a commitment to do action prohibited by this Section 4.2(b).
(c)    Nothing in this Section 4.2 or elsewhere in this Agreement is intended to or shall result in the Target exercising material influence over the operations of the Buyer or its Subsidiaries, or shall be interpreted in such a way as to place either of the Buyer or the Target in violation of any applicable Law. Each of the Buyer and the Target shall exercise, consistent with, and unless otherwise set forth in, the terms and conditions of this Agreement, complete control and supervision over its respective operations and the operations of its respective Subsidiaries.

4.3    Covenants Relating to the Arrangement
(a)    Effect Arrangement. Each Party agrees that it will make all commercially reasonable efforts:
(i)    to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to fulfill its obligations under this Agreement;
(ii)    to ensure that its representations and warranties remain true and correct as of the Effective Date to the extent required to satisfy the condition in Section 6.2(b) (in the case of Target) or Section 6.3(b) (in the case of Buyer);
(iii)    to take or cause to be taken all actions that are within its power to control to satisfy all conditions in Article 6;
(iv)    to defend all lawsuits and other legal, regulatory or other proceedings to which it is a party or brought against it challenging, or adversely affecting the ability of the Parties to complete, the Arrangement; and
(v)    to oppose, lift or rescind any injunction, ruling, order or decree adversely affecting the Parties’ ability to complete the Arrangement.
Each Party will reasonably cooperate with the Other Party in taking all such actions, and will execute and deliver all documents that the Other Party may reasonably require in connection with those actions.
(b)    Notifications. Each Party will promptly notify the Other Party in writing of:
(i)    any circumstance or development that, to the knowledge of such Party, is or would reasonably be expected to constitute a material change (within the meaning of Canadian Securities Laws) or Material Adverse Effect with respect to such notifying Party;
(ii)    any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement or confirmation) of that Person (or another Person) is or may be required in connection with this Agreement or the Arrangement;
(iii)    any notice or other communication from any material business partner to the effect that such material business partner is terminating, may terminate or is otherwise materially adversely modifying or may materially adversely modify its relationship with such notifying Party or any of its Subsidiaries as a result of this Agreement or the Arrangement;
(iv)    any notice or other communication received from any Governmental Authority in connection with this Agreement (and such notifying Party shall contemporaneously provide a copy of any such written notice or communication to where not prohibited by Law); and
(v)    any Claims commenced or, to the knowledge of such Party, threatened, that relate to or involve such notifying Party, this Agreement or the Arrangement.

4.4    Regulatory Matters
(a)    Each Party will make all commercially reasonable efforts to:
(i)    obtain (and maintain) all required or advisable Regulatory Approvals (including participating and appearing in any proceedings before Governmental Authorities, including Drug Regulatory Agencies), and to avoid or resolve any suit or threatened suit, in each case so as to permit the consummation of the transactions contemplated by this Agreement on a timely basis, and in any event prior to the Outside Date;
(ii)    cooperate with and assist the Other Party in obtaining those Regulatory Approvals; and
(iii)    carry out all actions necessary to ensure the availability of the Section 3(a)(10) Exemption and exemptions under applicable securities laws of any state of the United States.
(b)    As soon as reasonably practicable after the date of this Agreement, each Party will make all commercially reasonable efforts:
(i)    to make all necessary or advisable filings, applications and submissions with Governmental Authorities in connection with the transactions contemplated by this Agreement; and
(ii)    to cooperate with and assist the Other Party in the preparation and making of all of those filings, applications and submissions.
Each Party will make all commercially reasonable efforts to provide any additional information to, and make or cause to be made any additional filings, applications and submissions with, any Governmental Authority as necessary or advisable in connection with the transactions contemplated by this Agreement, as soon as reasonably practicable.
(c)    The Parties will use all commercially reasonable efforts to procure the fulfilment of the NSIA Condition, to the extent required under the UK NSIA. In particular:
(i)    Target will provide assistance to, consult and co-operate with Buyer, as Buyer may reasonably request, in connection with the satisfaction of the NSIA Condition, in particular by promptly providing all data and information that Buyer or its Representatives or the UK Investment Security Unit reasonably request for the purposes of procuring the fulfilment of the NSIA Condition.
(ii)    Buyer will:
(A)    prepare and submit a notification to the UK Investment Security Unit within 10 Business Days from the date of this Agreement, and will use all commercially reasonable endeavours to avoid the rejection of that notification by the UK Investment Security Unit (as contemplated by section 14(6)(c) of the UK NSIA); and
(B)    promptly respond to any requests for further information received from the UK Investment Security Unit, and if appropriate meet with the UK Investment Security Unit.

(iii)    Buyer will not be required to give or agree to any commitments, undertakings, measures, obligations, modifications, conditions, remedies or assurances to or with the UK Investment Security Unit or the UK Secretary of State in the Cabinet Office for the purposes of procuring fulfilment of the NSIA Condition, where in the Parties’ reasonable commercial opinion they material affect the value of the Transaction.
(d)    Subject to applicable Laws, each Party will provide the Other Party and its counsel with reasonable opportunity to review in advance and comment on all filings, applications, submissions and other material communications to Governmental Authorities made in connection with the transactions contemplated by this Agreement (and will give reasonable consideration to all comments made).
(e)    Despite any provision in this Section 4.4 requiring a Party to disclose information to the Other Party, if the Party, acting reasonably, considers information that it would otherwise be required to disclose to be highly confidential and competitively sensitive, it may restrict the disclosure of that information to only the outside legal counsel of the Other Party on a “for counsel’s eyes only” basis.
(f)    Despite any other provision in this Agreement, in connection with the Regulatory Approvals, Buyer will not be required to agree, and Target will not agree without the approval of Buyer, to any:
(i)    prohibition or restriction on the ownership or operation of the business or any assets of Buyer, Target, any of their Subsidiaries, or any other business;
(ii)    disposition or divestiture or hold separate of the business or any assets of Buyer, Target, any of their Subsidiaries, or any other business;
(iii)    restriction on the ability of Buyer to acquire or exercise full rights of ownership in the Target Shares; or
(iv)    prohibition on the ability of Buyer to effectively control the business or operations of Target and its Subsidiaries, that is determined by Buyer, acting reasonably, to be (individually or in the aggregate) material and adverse to Buyer.
(g)    Each Party will promptly notify the Other Party of any material communication it receives from any Governmental Authority in connection with the transactions contemplated by this Agreement and, subject to applicable Laws, provide the Other Party with a copy of any such communication that is in writing. Each Party will keep the Other Party reasonably informed on a timely basis of the status of discussions with any Governmental Authority relating to the transactions contemplated by this Agreement. Each Party will make all commercially reasonable efforts to consult with the Other Party and its counsel before participating in any substantive meeting or discussion with any Governmental Authority in connection with the transactions contemplated by this Agreement and to give the Other Party and its counsel (or for matters that are highly confidential and competitively sensitive, outside counsel only) the opportunity to attend at and participate in that meeting or discussion.

4.5    Listing of Consideration Shares
Buyer will apply for, and make all commercially reasonable efforts to obtain, approval of the Cboe and NYSE American to list the Consideration Shares that will be issuable to Target Shareholders under the Arrangement (subject to customary listing conditions). Target will cooperate with Buyer in making that application to the Cboe and NYSE American.
4.6    Third Party Consents
Each Party will make all commercially reasonable efforts to:
(a)    obtain (and maintain) all material consents, approvals, authorizations and waivers required or advisable to be obtained by it from any Person in connection with the transactions contemplated by this Agreement (other than the Target Shareholder Approval, which is governed by Section 2.4 (Target Meeting), the Buyer Shareholder Approval, which is governed by Section 2.6 (Buyer Meeting), and Regulatory Approvals, which are governed by Sections 4.4 (Regulatory Matters) and 4.5 (Listing of Consideration Shares)); and
(b)    cooperate with and assist the Other Party in obtaining those consents, approvals, authorizations and waivers.
4.7    Provision of Information and Access
(a)    From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement, each Party will, subject to applicable Laws and the terms of any existing Contracts:
(i)    provide the Other Party and its Representatives reasonable access, during normal business hours and at any other time or times that Buyer may reasonably request, to its premises, books, contracts, records, computer systems, properties, other assets, employees and management personnel;
(ii)    furnish promptly to the Other Party all information concerning its business, assets and personnel that the Other Party may reasonably request, including, in the case of Target, all information that may be required to prepare any Tax Returns of Target that have yet to be filed;
(iii)    make all commercially reasonable efforts to keep the Other Party apprised in a timely manner of every circumstance, action, occurrence or event occurring or arising after the date of this Agreement that would be relevant and material to a prudent operator of the business and operations of the Party, unless, in each case, compliance with this Section 4.7 would unduly interfere with the conduct of the Other Party’s business.
(b)    Each Party agrees that any information provided to it under this Section 4.7 will be treated as “Confidential Information” of the Other Party under the Confidentiality Agreement (provided that the exclusions in the definition of “Confidential Information” contained in the Confidentiality Agreement will apply) and will not be used or disclosed except in accordance with the Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.

4.8    Public Communications
Buyer and Target shall mutually agree on the form of initial news release to be issued by each of them to announce the transactions contemplated hereby promptly following the execution of this Agreement by the Parties. Buyer and Target agree to co-operate in the preparation of presentations, if any, to Buyer Shareholders and Target Shareholders, respectively, regarding the Arrangement, and prior to the Effective Time no Party shall:
(a)    issue any press release or otherwise make public statement with respect to this Agreement or the Plan of Arrangement without the consent of the Other Party (which consent shall not be unreasonably withheld, conditioned or delayed); or
(b)    make any filing with any Governmental Authority with respect to this Agreement or the Plan of Arrangement without the consent of the Other Party (which consent shall not be unreasonably, withheld, conditioned or delayed).
Each Party agrees to make all commercially reasonable efforts to consult and cooperate with the Other Party before issuing, or permitting any of its Representatives to issue, any news release or public statement with respect to this Agreement or the Arrangement, including giving the Other Party the opportunity to review and comment on each of those releases and statements before its release, and shall consider to incorporate the comments of the Other Party in good faith; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing in accordance with applicable Laws, including Canadian Securities Laws, and if such disclosure or filing is required and the Other Party has not reviewed or commented on the disclosure or filing, the Party making such disclosure or filing shall use commercially reasonable efforts to give prior oral or written notice to the Other Party, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.
4.9    Resignations and Appointments
(a)    Target will make all commercially reasonable efforts to obtain and deliver to Buyer at the Effective Time evidence reasonably satisfactory to Buyer of the resignations, effective as of the Effective Time, of all of the directors of Target and each of its Subsidiaries, and such officers of Target and its Subsidiaries as agreed to by Buyer and Target prior to the Effective Time.
(b)    Buyer will make all commercially reasonable efforts (including passing resolutions and making applicable nominations and recommendations at the Buyer Meeting) necessary such that at the Effective Time, George Tziras (the “Target Nominee”) will be appointed to the Buyer Board, and that at each meeting of the Buyer Shareholders held to consider the election of directors following the Effective Date until and including the annual meeting of Buyer Shareholders that occurs in 2025, the Target Nominee will be nominated by management of Buyer for election as a director of Buyer; provided that (i) at all relevant times Target Nominee is and remains qualified and eligible to act as a director of Buyer under Law, (ii) Target Nominee has delivered to Buyer a consent to act as a director of Buyer, and (iii) Buyer and Target Nominee will have entered into and remain parties to the Target Nominee Agreement.
4.10    Target Insurance and Indemnities
(a)    Insurance. Target will purchase customary run-off or “tail” directors’ and officers’ liability insurance coverage before the Effective Date, for a period of not less than three (3) years following the Effective Date, providing protection no less favourable than the protection provided by the policies maintained by Target and its Subsidiaries in effect as of the date of this Agreement, those policies to provide protection in connection with Claims arising from facts or events that occurred at, or before, the Effective Time (including acts or omissions relating to the approval of this Agreement and consummation of the transactions contemplated by this Agreement), provided the cost for the maintenance or purchase of such insurance shall not exceed 300% of the aggregate annual premium for such policies currently maintained by Target and its Subsidiaries as set forth in the Target Disclosure Letter, failing which the Target will obtain the greatest coverage available for a cost not exceeding that amount.
(b)    Indemnities. From and after the Effective Date, Buyer will cause Target (and its successors) to fulfill and honour in all respects the obligations of Target under indemnities provided or available to past and present officers and directors of Target under the provisions of the by-laws of Target as in effect on the date of this Agreement and any written indemnity agreements that have been entered into between Target and its officers and directors that remain in effect on the date of this Agreement.
(c)    Third Parties. The provisions of this Section 4.10 are intended for the benefit of, and will be enforceable by, each insured or indemnified person, the insured or indemnified person’s heirs and the insured or indemnified person’s legal representatives and, for that purpose, Target confirms that it is acting as agent and trustee on their behalf.
4.11    Privacy Matters
(a)    Personal Information. Buyer and Target acknowledge and agree that certain information provided by Target to Buyer, and certain information provided by Buyer to Target, in each case relating to the officers, consultants and employees of the Party providing the information (the “Providing Party”) and provided in connection with the transactions contemplated by this Agreement, constitutes personal information (the “Disclosed Personal Information”) which is necessary for the purposes of determining if the Party receiving the Disclosed Personal Information (the “Recipient Party”) will proceed with the Arrangement. The Recipient Party agrees:
(i)    that, before the Effective Time, the Disclosed Personal Information may not be used or disclosed for any purposes other than those related to the performance of this Agreement (including for the purpose of determining whether to complete the transactions contemplated in this Agreement); and
(ii)    upon the termination of this Agreement, or otherwise upon the reasonable request of the Providing Party, to immediately cease all use of the Disclosed Personal Information and to return to the Providing Party or, at the Providing Party’s request, destroy in a secure manner, the Disclosed Personal Information (and any copies).
(b)    Inquiries and Claims. Each of Target and Buyer agrees to promptly notify the other of all inquiries, complaints, requests for access, and claims of which it is made aware in connection with the Disclosed Personal Information. The Parties will fully cooperate with one another, with the Persons to whom the Disclosed Personal Information relates, and with any Governmental Authority charged with enforcement of applicable privacy laws, in responding to those inquiries, complaints, requests for access, and claims.
(c)    Use and Disclosure. If the Arrangement is completed, Buyer will cause Target to:

(i)    use and disclose the Disclosed Personal Information under its control at the Effective Time solely for the purposes for which that Disclosed Personal Information was collected or permitted to be used or disclosed before the transaction was completed;
(ii)    neither use nor disclose any of that Disclosed Personal Information for any purpose that does not relate directly to Target’s business; and
(iii)    notify the individuals to which the Disclosed Personal Information relates that the transactions contemplated by this Agreement have taken place.
4.12    Pre-Acquisition Reorganization
(a)    Subject to the terms of this Section 4.12, Target agrees that, upon request by Buyer, Target will, and will cause its Subsidiaries to, make all commercially reasonable efforts to:
(i)    effect any reorganizations of its business, operations and assets or any other transactions that Buyer may request, acting reasonably (each a “Pre-Acquisition Reorganization”); and
(ii)    cooperate with Buyer and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they may most effectively be undertaken.
(b)    Buyer will provide written notice to Target of any proposed Pre-Acquisition Reorganization at least twenty (20) calendar days prior to the Effective Date. Upon receipt of that notice, Buyer and Target will, at the expense of Buyer, work cooperatively and make all commercially reasonable efforts to prepare, before the Effective Date, all documentation necessary and do all other acts and things that are necessary to give effect to any such Pre-Acquisition Reorganization. However, Target will not be required to effect a Pre-Acquisition Reorganization if that Pre-Acquisition Reorganization:
(i)    is prejudicial to Target or the Target Shareholders in any material respect;
(ii)    interferes with, prevents or materially delays the consummation of the Arrangement;
(iii)    contravenes any applicable Laws or any Target Material Contract;
(iv)    cannot be unwound in the event the Arrangement is not consummated without adversely affecting the Target and its Subsidiaries in any material respect.
(c)    Buyer will promptly reimburse Target for all costs and expenses (including reasonable legal fees and disbursements and Taxes) incurred in connection with any Pre-Acquisition Reorganization undertaken by Target at Buyer’s request, and if the Arrangement is not completed other than due to a breach by the Target of the terms and conditions of this Agreement, the unwinding of any such Pre-Acquisition Reorganization.
(d)    Buyer waives any breach by Target of any representation, warranty or covenant under this Agreement to the extent that breach is a result of an action taken by Target pursuant to a request by Buyer under this Section 4.12.

4.13    Target Delisting
Subject to applicable Laws, the Buyer and Target shall use their commercially reasonable efforts to cause the Target Shares to be delisted from the TSXV and removed from the OTCQB, with effect promptly following the Effective Time. No Party will take any action with respect to the foregoing that would cause the Target Shares to be delisted from the TSXV or removed from the OTCQB prior to the Effective Time.
ARTICLE 5
COVENANTS REGARDING NON-SOLICITATION
5.1    Standstill Provisions
From the date of this Agreement until the Effective Time, each Party will not, and will cause its Representatives not to, amend, waive, terminate or fail to enforce on a timely basis any provision under any confidentiality, standstill or other agreement between such Party or any of its Subsidiaries and a third party if that amendment, waiver, termination or failure to enforce would facilitate the making or implementation of an actual or potential Acquisition Proposal.
5.2    No-Shop
(a)    Cease Negotiations. Each Party will, and will cause its Representatives to, as of the date of this Agreement, immediately cease and cause to be terminated any existing solicitation, discussion, negotiation, encouragement or activity with any Person (other than the Other Party and its Representatives) conducted on or before the date of this Agreement with respect to any proposal, inquiry or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, whether or not initiated by such Party or any of its Representatives. In connection with that termination, each Party will, and will cause its Representatives to:
(i)    immediately cease to provide any Person (other than the Other Party and its Representatives) with access to non-public information relating to such Party or its Subsidiaries, or access to any of the properties, facilities, books or records of such Party or its Subsidiaries; and
(ii)    immediately request the return or destruction of any confidential information of the Party or its Subsidiaries provided to any Person (other than the Other Party and its Representatives), including any material including, incorporating, or otherwise reflecting such confidential information, and use all commercially reasonable efforts to ensure that those requests are honoured, and promptly advise the Other Party orally and in writing of any response or action by any recipient of any of those requests that would, in the opinion of the Party requesting such return or destruction of confidential information, acting reasonably, be reasonably likely to interfere with, prevent or materially delay or otherwise adversely affect the completion of the Arrangement.
(b)    Non-Solicitation. Except as expressly provided in this Article 5, from the date of this Agreement until the Effective Time, each Party will not (and it will not authorize or permit any of its Representatives to) directly or indirectly:
(i)    make, solicit, initiate, facilitate, encourage or promote (including by way of providing access to or disclosure of any non-public information relating to such Party or its Subsidiaries, providing access to any properties, facilities, books or records of such Party or its Subsidiaries, or entering into any form of agreement, arrangement or understanding) any proposal, inquiry or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, or agree to or endorse any of the foregoing;
(ii)    enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the Other Party) regarding any proposal, inquiry or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal;
(iii)    accept, approve, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal;
(iv)    make a Change in Recommendation; or
(v)    enter into, or publicly propose to enter into, any letter of intent, agreement in principle, agreement, arrangement, understanding or undertaking related to any Acquisition Proposal (other than a confidentiality and standstill agreement as contemplated in Section 5.4(b)(v)(A)).
5.3    Notice of Acquisition Proposal
If a Party or any of its Representatives receives or becomes aware of:
(a)    any proposal, inquiry or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, or any amendments to such a proposal, inquiry or offer; or
(b)    any requests for non-public information relating to such Party or any of its Subsidiaries, or for access to any properties, facilities, books or records of such Party or any of its Subsidiaries, in each case in connection with a proposal, inquiry or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, in each case made on or after the date of this Agreement and before the Effective Time, then it will promptly notify the Other Party, at first orally and then as soon as practicable (and in any event within 24 hours) in writing, of that proposal, inquiry, offer or request. That notice will include a description of the material terms and conditions of any proposal or offer, the identity of the Person making that proposal, inquiry, offer or request, and any other details of the proposal, inquiry, offer or request as the Other Party may reasonably request. The Party providing such notice will keep the Other Party fully informed on a timely basis of the status, including any change to the material terms, of any such proposal, inquiry, offer or request. The Party providing such notice will provide to the Other Party, as soon as practicable after their receipt or delivery, copies of all correspondence and other written material sent or provided to it from any Person in connection with any such proposal, inquiry, offer or request, including any material changes, modifications or amendments to such material.
5.4    Negotiations and Access Permitted
Despite Section 5.2 (No-Shop), if, after the date of this Agreement, a Party receives an unsolicited bona fide written Acquisition Proposal, then such Party and its Representatives may, at any time before the Buyer Shareholder Approval (in the case of an Acquisition Proposal received by Buyer) or the Target Shareholder Approval (in the case of an Acquisition Proposal received by Target) is obtained:
(a)    contact the Person making that Acquisition Proposal solely for the purpose of clarifying the terms and conditions of that Acquisition Proposal; and

(b)    engage in and participate in discussions and negotiations with that Person in connection with that Acquisition Proposal, and provide that Person with access to, or disclosure of, information relating to such Party, its Subsidiaries, and the properties, facilities, books and records of such Party and its Subsidiaries, but only if:
(i)    the Party’s board of directors determines in good faith, after consulting with its financial advisors and outside legal counsel, that the Acquisition Proposal is or is reasonably likely to result in a Superior Proposal;
(ii)    the Party’s board of directors determines in good faith, after consulting with its outside legal counsel, that failure to take that action would be inconsistent with their fiduciary duties of the directors of such Party;
(iii)    the Party has been, and continues to be, in compliance with this Article 5;
(iv)    that Person was not restricted from making the Acquisition Proposal under any existing confidentiality, standstill or similar agreement with the Party or any of its Subsidiaries;
(v)    before providing that Person with any access or disclosure under this Section 5.4(b):
(A)    the Party has entered into a confidentiality and standstill agreement with that Person that contains a standstill provision that is no less favourable to Target than that in the Confidentiality Agreement and that is otherwise on terms that are no less favourable to the Party than those in the Confidentiality Agreement, and which does not contain a restriction on the ability of the Party to disclose information to the Other Party relating to the agreement or the status of material developments and negotiations with respect to such Acquisition Proposal with such Person;
(B)    the Party provides the Other Party with a copy of the executed confidentiality and standstill agreement contemplated in Section 5.4(b)(v)(A); and
(vi)    before or at the same time as providing that Person with any access or disclosure under this Section 5.4(b), the Party has provided or provides the Other Party with that access or disclosure.
5.5    Buyer Right to Match
(a)    Despite Section 5.2 (No-Shop), if, after the date of this Agreement, Target receives an unsolicited bona fide Acquisition Proposal that the Target Board determines in good faith, after consulting with its financial advisors and outside legal counsel, is a Superior Proposal, then Target and its Representatives may, at any time before the Target Shareholder Approval is obtained:
(i)    accept, approve, endorse and recommend the Superior Proposal; and
(ii)    enter into an Acquisition Agreement,
but only if:
(iii)    Target has been, and continues to be, in compliance with this Article 5;

(iv)    the Person making that Acquisition Proposal was not restricted from doing so under any existing confidentiality, standstill or similar agreement with Target or any of its Subsidiaries;
(v)    the Target Board determines in good faith, after consulting with its outside legal counsel, that failure to take that action would be inconsistent with the fiduciary duties of the directors of Target;
(vi)    Target has delivered to Buyer:
(A)    written notice that the Target Board has determined (1) that the Acquisition Proposal constitutes a Superior Proposal, and (2) subject to Buyer’s rights under Section 5.5(c), to enter into the Acquisition Agreement;
(B)    written notice of the cash value, or range of values, ascribed by the Target Board to any non-cash consideration offered in the Superior Proposal;
(C)    a copy of the Acquisition Agreement (in final form, but unexecuted by Target); and
(D)    all documents required to be delivered by Target under Section 5.3 (Notice of Acquisition Proposal);
(vii)    a period of five (5) Business Days (the “Match Period”), or more, has elapsed from the date on which all documents required by Section 5.5(a)(v) have been delivered;
(viii)    Target has complied with its obligations under Section 5.5(c) and the Target Board has determined in good faith, after consulting with its financial advisors and outside legal counsel, that the Acquisition Proposal still constitutes a Superior Proposal; and
(ix)    Target has paid or concurrently pays to Buyer the Target Termination Fee and Target terminates this Agreement under Section 7.1(b)(iii) (Target Superior Proposal).
(b)    During the Match Period, Target will not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and will not release the Person making the Superior Proposal from any standstill provisions and will not make a Change in Recommendation.
(c)    During the Match Period, Buyer will have the right, but not the obligation, to offer in writing to amend the terms of this Agreement and the Arrangement. During the Match Period:
(i)    the Target Board will review any such offer by Buyer in good faith in order to determine whether the Acquisition Proposal to which Target is responding would continue to be a Superior Proposal when assessed against Buyer’s amended offer; and
(ii)    Target will (and will cause its financial and legal advisors to) negotiate in good faith with Buyer (and its financial and legal advisors) to make any adjustments to the terms and conditions of this Agreement that would result in the Acquisition Proposal ceasing to be a Superior Proposal.

If the Target Board determines that the Acquisition Proposal no longer constitutes a Superior Proposal (when assessed against Buyer’s amended offer), Target will promptly enter into an amendment to this Agreement with Buyer reflecting Buyer’s amended offer. If the Parties amend the terms of this Agreement under this Section 5.5(c), Target will ensure that the details of the amended agreement are communicated to the Target Shareholders at or before the Target Meeting.
(d)    If Target provides a notice under Section 5.5(a)(vi)(A) less than ten (10) Business Days before the date of the Target Meeting, as may be adjourned or postponed, then, subject to applicable Laws, Target may, at Buyer’s request or on its own initiative, postpone or adjourn the Target Meeting to a date that is not more than five (5) Business Days after the expiry of the Match Period.
(e)    Target shall promptly reaffirm the Target Board Recommendation by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or the Buyer Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.5(c) would result in an Acquisition Proposal constituting a Superior Proposal no longer being a Superior Proposal. Target will provide Buyer and its legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make reasonable amendments to such press release as requested by Buyer and its legal counsel.
(f)    Each successive amendment to an Acquisition Proposal will constitute a new Acquisition Proposal for the purposes of this Section 5.5 and Buyer will be entitled to a new Match Period and the rights in this Section 5.5 with respect to it.
5.6    Permitted Actions
Despite any other provision in this Article 5:
(a)    either Party’s board of directors may make any disclosure required by Law (including by responding to an Acquisition Proposal under a directors’ circular), provided that, in the case of an Acquisition Proposal received by the Target, the Target will provide the Buyer and its legal counsel with a reasonable opportunity to review the form and content of that circular or other disclosure before its printing, filing or announcement and will give reasonable consideration to those comments; and
(b)    a Party may call and hold a meeting requisitioned by its shareholders in accordance with applicable Laws, and may take any action with respect to an Acquisition Proposal to the extent ordered by a court of competent jurisdiction.
5.7    Representatives
Each Party will ensure that its Representatives are aware of the provisions of this Article 5, and each Party will be responsible for any breach of this Article 5 by its Representatives, or the taking of any action by its Representatives that is inconsistent with the restrictions set out in this Article 5.
ARTICLE 6
CONDITIONS PRECEDENT
6.1    Mutual Conditions Precedent
The respective obligations of the Parties to complete the transactions contemplated by this Agreement are subject to the satisfaction, or mutual waiver, at or before the Effective Time, of each of the following conditions, which are for the mutual benefit of the Parties and which may be waived, in whole or in part, by mutual consent of the Parties at any time without prejudice to either Party’s right to rely on any other condition precedent.
(a)    Interim Order. The Interim Order will have been granted and will not have been set aside or modified in a manner unacceptable to either of the Parties, acting reasonably, on appeal or otherwise.
(b)    Arrangement Resolution. The Arrangement Resolution will have been approved by the Target Shareholders in accordance with the requirements of the BCBCA and the Interim Order and in form and substance satisfactory to each of the Parties, acting reasonably, and will be in full force and effect, unamended.
(c)    Buyer Resolution. The Buyer Resolution will have been approved by the Buyer Shareholders in accordance with the requirements of the Business Corporations Act (Ontario), in form and substance satisfactory to each of the Parties, acting reasonably, and will be in full force and effect, unamended.
(d)    Final Order. The Final Order will have been granted and will not have been set aside or modified in a manner unacceptable to either of the Parties, acting reasonably, on appeal or otherwise.
(e)    U.S. Exemption. The Consideration Shares to be issued pursuant to the Arrangement will be (i) exempt from the registration requirements of the U.S. Securities Act under the Section 3(a)(10) Exemption and exemptions from applicable U.S. state securities Laws (or will otherwise be exempt from, or not subject to, registration requirements), and (ii) freely tradeable under U.S. Securities Laws (other than as applicable to persons who are, have been within 90 days of the Effective Time, or, at the Effective Time become, “affiliates” of Buyer, as such term is defined in Rule 144 under the U.S. Securities Act); provided, however, that Target shall not be entitled to rely on the provisions of this Section 6.1(e) in failing to complete the transactions contemplated by this Agreement in the event that Target fails to advise the Court prior to the hearing in respect of the Final Order, as required by the terms of the Section 3(a)(10) Exemption; provided, further, that Buyer will rely on the Section 3(a)(10) Exemption for the issuance of such Consideration Shares, based on the Court’s approval of the Arrangement, and comply with the requirements set forth in Section 2.14.
(f)    Illegality. There will not be in effect any Law that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins Buyer or Target from consummating the Arrangement.
(g)    Regulatory Approvals.
(i)    Each of the Cboe and NYSE American will have approved the listing of all of the Consideration Shares issuable under the Arrangement, subject only to customary conditions.
(ii)    If required by the rules of the TSXV, the TSXV will have accepted notice for filing of the Arrangement, subject only to customary conditions.
(iii)    Following the notification of any transaction contemplated by the Arrangement, to the extent required by the UK NSIA, either:

(A)    the UK Secretary of State in the Cabinet Office will have confirmed to Buyer in accordance with section 14(8)(b)(ii) of the UK NSIA that no further action will be taken in relation to the transaction; or
(B)    in the event that a call-in notice is given in relation to the transaction pursuant to section 14(8)(b)(i) of the UK NSIA, the UK Secretary of State in the Cabinet Office will have either:
(1)    given a final notification pursuant to section 26(1)(b) of the UK NSIA confirming that no further action will be taken in relation to the transaction; or
(2)    made a final order pursuant to section 26(1)(a) of the UK NSIA permitting the transaction to proceed subject to such remedies or requirements that are in all respects satisfactory to the Parties, each acting reasonably, and such order not being revoked or varied before completion of the Arrangement
(the “NSIA Condition”).
(iv)    All other Regulatory Approvals will have been obtained and will remain in effect on terms satisfactory to each Party, acting reasonably, except to the extent that the consequence of not obtaining that Regulatory Approval will not (and will not be reasonably expected to) prevent the completion of the Arrangement, have a Material Adverse Effect with respect to Target or Buyer.
(h)    Canadian Exemptions. The distribution of the Consideration Shares pursuant to the Plan of Arrangement shall be exempt from the prospectus requirements of applicable Canadian Securities Laws by virtue of applicable prospectus exemptions under Canadian Securities Laws, and there shall be no resale restrictions on such Consideration Shares under applicable Canadian Securities Laws, except in respect of those holders who are subject to restrictions on resale as a result of being a “control person” under applicable Canadian Securities Laws.
6.2    Additional Conditions Precedent to the Obligations of Buyer
The obligations of Buyer to complete the transactions contemplated by this Agreement are subject to the satisfaction, or waiver by Buyer, at or before the Effective Time, of each of the following conditions, which are for the sole benefit of Buyer and which may be waived, in whole or in part, by Buyer at any time without prejudice to Buyer’s right to rely on any other condition precedent.
(a)    Target Covenants. Target will have performed in all material respects each of its obligations required to be performed at or before the Effective Time under this Agreement.
(b)    Target Representations and Warranties. (i) Each of the representations and warranties of Target set forth in Sections 1, 2, 3, 5, 7, and 14 of Schedule D shall be true and correct in all respects as of the date of this Agreement and as of the Effective Date, as if made on and as of that date, (ii) the representations and warranties of Target set forth in Sections 16 and 17 of Schedule D will be true and correct in all respects as of the date of this Agreement (other than de minimis inaccuracies) and as of the Effective Date (other than de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted by this Agreement) as if made on and as of that date; and (iii) all other representations and warranties of Target under this Agreement will be true and correct in all respects as of the date of this Agreement and as of the Effective Date as if made on and as of that date (except for representations and warranties made as of a specified date, the accuracy of which will be determined as of that specified date), except for inaccuracies of representations and warranties the circumstances giving rise to which, individually or in the aggregate, do not have and would not reasonably be expected to have a Material Adverse Effect with respect to Target (provided that, for purposes of determining the accuracy of representations and warranties under this Section 6.2(b), all materiality qualifications, including references to “Material Adverse Effect”, in the representations and warranties will be disregarded).
(c)    Material Adverse Effect. From the date of this Agreement to the Effective Date, there will not have occurred a Material Adverse Effect with respect to Target.
(d)    Officers’ Certificate. Buyer will have received a certificate of Target addressed to Buyer and dated the Effective Date, signed, without personal liability, on behalf of Target by two senior officers of Target, confirming the matters set out in Sections 6.2(a), 6.2(b) and 6.2(c) as at the Effective Date.
(e)    Dissent Rights. The Target Shares in respect of which Dissent Rights have been exercised (and not withdrawn), or in respect of which proceedings to exercise Dissent Rights have been instituted (and not abandoned), will represent less than 5% of the number of outstanding Target Shares.
(f)    Resignations. Each of the officers and directors of Target in connection with whom a resignation request has been made by Buyer under Section 4.9 (Resignations) will have resigned without compensation (other than amounts set out in the Target Disclosure Letter) and will have executed a resignation and release in substantially the form set out in the Buyer Disclosure Letter.
(g)    Consents. Target will have obtained all consents, approvals and waivers required to complete the transactions contemplated by this Agreement, on terms satisfactory to Buyer, acting reasonably:
(i)    under all Target Material Contracts;
(ii)    under any other Contracts other than the Target Material Contracts to which Target or any of its Subsidiaries is a party, except to the extent that the failure to obtain those consents, approvals and waivers (individually or in the aggregate) would not reasonably be expected to have a Material Adverse Effect with respect to Target; and
(iii)    under all Permits owned, possessed or obtained by Target or any of its Subsidiaries, except to the extent that the failure to obtain any of those consents, approvals and waivers (individually or in the aggregate) would not reasonably be expected to have a Material Adverse Effect with respect to Target.
(h)    No Adverse Legal Action. No order of any Governmental Authority will be in force, and no action or proceeding will be pending or threatened by any Person:
(i)    to restrain, prohibit or impose material limitations on the Arrangement or the transactions contemplated by this Agreement;
(ii)    to restrict Buyer’s ability to exercise full rights of ownership in the Target Shares (including the ability to vote and receive dividends);

(iii)    that would have a Material Adverse Effect with respect to Target or Buyer if the Arrangement is consummated; or
(iv)    that would, or would reasonably be expected to, result in a judgment or assessment of material damages against Target or any of its Subsidiaries or Buyer or any of its Subsidiaries relating to the transactions contemplated by this Agreement.
(i)    Lock-Up Agreements. Each of the Target Supporting Shareholders will have executed and delivered to Buyer a Lock-Up Agreement substantially in the form set out in the Buyer Disclosure Letter.
6.3    Additional Conditions Precedent to the Obligations of Target
The obligations of Target to complete the transactions contemplated by this Agreement are subject to the satisfaction, or waiver by Target, at or before the Effective Time, of each of the following conditions, which are for the sole benefit of Target and which may be waived, in whole or in part, by Target at any time without prejudice to Target’s right to rely on any other condition precedent.
(a)    Buyer Covenants. Buyer will have performed in all material respects each of its obligations required to be performed at or before the Effective Time under this Agreement.
(b)    Buyer Representations and Warranties. (i) Each of the representations and warranties of Buyer set forth in Sections 1, 2, 3, 5, 6, 7 and 14 of Schedule E shall be true and correct in all respects as of the date of this Agreement and as of the Effective Date, as if made on and as of that date, (ii) the representations and warranties of Buyer set forth in Section 15 of Schedule E will be true and correct in all respects as of the date of this Agreement (other than de minimis inaccuracies) and as of the Effective Date (other than de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted by this Agreement) as if made on and as of that date; and (iii) all other representations and warranties of Buyer under this Agreement will be true and correct in all respects as of the date of this Agreement and as of the Effective Date as if made on and as of that date (except for representations and warranties made as of a specified date, the accuracy of which will be determined as of that specified date), except for inaccuracies of representations and warranties the circumstances giving rise to which, individually or in the aggregate, do not have and would not reasonably be expected to have a Material Adverse Effect with respect to Buyer (provided that, for purposes of determining the accuracy of representations and warranties under this Section 6.3(b), all materiality qualifications, including references to “Material Adverse Effect”, in the representations and warranties will be disregarded).
(c)    Material Adverse Effect. From the date of this Agreement to the Effective Date, there will not have occurred a Material Adverse Effect with respect to Buyer.
(d)    Officers’ Certificate. Target will have received a certificate of Buyer addressed to Target and dated the Effective Date, signed, without personal liability, on behalf of Buyer by two senior officers of Buyer, confirming the matters set out in Sections 6.3(a), 6.3(b), and 6.3(c) as at the Effective Date.
(e)    Deposit of Consideration. Subject to obtaining the Final Order and the satisfaction or waiver of the other conditions precedent contained herein in its favour (other than conditions which, by their nature, are only capable of being satisfied as of the Effective Time), the Buyer will have deposited or caused to be deposited with the Depositary in escrow the Consideration Shares required to effect payment in full of the aggregate Consideration to be paid pursuant to the Arrangement.
6.4    Frustration of Conditions
Neither the Buyer nor the Target may rely on the failure of any condition set forth this Article 6 to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement or failure in any material respect to use the standard of efforts required from such Party to consummate the transactions contemplated hereby.
ARTICLE 7
TERMINATION OF AGREEMENT
7.1    Termination by Buyer or Target
This Agreement may be terminated at any time before the Effective Time:
(a)    (Mutual Consent:) by mutual written consent of Buyer and Target;
(b)    by Target, upon written notice to Buyer (specifying in reasonable detail the circumstances giving rise to Target’s right to terminate):
(i)    (Target Conditions Incapable of Satisfaction:) if any of the conditions set out in Section 6.1 (Mutual Conditions Precedent) or 6.3 (Additional Conditions Precedent to the Obligations of Target) that has not been waived by Target is not capable of being satisfied by the Outside Date, provided that the failure to satisfy that condition is not the result, directly or indirectly, of Target’s breach of this Agreement;
(ii)    (Buyer Breach of Representations:) if a breach of any representation, warranty or covenant of Buyer has occurred that would cause the condition set out in Section 6.3(a) (Buyer Covenants) or 6.3(b) (Buyer Representations and Warranties) to not be satisfied, and that breach is incapable of being cured or is not cured in accordance with Section 7.2 (Notice and Cure Provisions), and provided that Target is not then in breach of this Agreement so as to cause any condition in Section 6.2(a) (Target Covenants) or Section 6.2(b) (Target Representations and Warranties) not to be satisfied;
(iii)    (Target Superior Proposal:) if Target (or the Target Board) accepts, approves, endorses or recommends a Superior Proposal, or enters into an Acquisition Agreement, in each case in accordance with Section 5.5(a), provided that Target is then in compliance with Article 5 (Covenants Regarding Non-Solicitation) and that before or concurrent with that termination Target pays the Target Termination Fee; or
(iv)    (Buyer Change in Recommendation:) if (A) the Buyer Board fails to include the Buyer Board Recommendation in the Buyer Circular, (B) the Buyer Board withdraws, modifies, qualifies, or publicly proposes or states an intention to withdraw, modify, or qualify, the Buyer Board Recommendation, (C) the Buyer Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal, or takes no position or remains neutral with respect to a publicly disclosed Acquisition Proposal for more than five (5) Business Days (or beyond the third (3rd) Business Day prior to the date of the Buyer Meeting, if sooner), or (D) the Buyer Board fails to reaffirm the Buyer Board Recommendation, by press release, upon the written request by Target, promptly after any Acquisition Proposal that is publicly disclosed is determined not to be (or no longer to be) a Buyer Superior Proposal, within three (3) Business Days of Target’s request (or, if the Buyer Meeting is scheduled to occur within that three (3) Business Day period, before the Buyer Meeting) (in each case, a “Buyer Change in Recommendation”).
(c)    by Buyer, upon written notice to Target (specifying in reasonable detail the circumstances giving rise to Buyer’s right to terminate):
(i)    (Buyer Conditions Incapable of Satisfaction:) if any of the conditions set out in Section 6.1 (Mutual Conditions Precedent) or 6.2 (Additional Conditions Precedent to the Obligations of Buyer) that has not been waived by Buyer is not capable of being satisfied by the Outside Date, provided that the failure to satisfy that condition is not the result, directly or indirectly, of Buyer’s breach of this Agreement;
(ii)    (Target Breach of Representations:) if a breach of any representation, warranty or covenant of Target has occurred that would cause the condition set out in Section 6.2(a) (Target Covenants) or 6.2(b) (Target Representations and Warranties) to not be satisfied, and that breach is incapable of being cured or is not cured in accordance with Section 7.2 (Notice and Cure Provisions), and provided that Buyer is not then in breach of this Agreement so as to cause any condition in Section 6.3(a) (Buyer Covenants) or Section 6.3(b) (Buyer Representations and Warranties) not to be satisfied;
(iii)    (Buyer Superior Proposal:) if Buyer (or the Buyer Board) accepts, approves, endorses or recommends a Buyer Superior Proposal, or enters into an Acquisition Agreement, provided that Buyer is then in compliance with Article 5 (Covenants Regarding Non-Solicitation) and that before or concurrent with that termination Buyer pays the Buyer Termination Fee; or
(iv)    (Target Change in Recommendation:) if (A) the Target Board fails to include the Target Board Recommendation in the Target Circular, (B) the Target Board withdraws, modifies, qualifies, or publicly proposes or states an intention to withdraw, modify, or qualify, the Target Board Recommendation, (C) the Target Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal, or takes no position or remains neutral with respect to a publicly disclosed Acquisition Proposal for more than five (5) Business Days (or beyond the third (3rd) Business Day prior to the date of the Target Meeting, if sooner), or (D) the Target Board fails to reaffirm the Target Board Recommendation, by press release, upon the written request by Buyer, promptly after any Acquisition Proposal that is publicly disclosed is determined not to be (or no longer to be) a Target Superior Proposal, within three (3) Business Days of Buyer’s request (or, if the Target Meeting is scheduled to occur within that three (3) Business Day period, before the Target Meeting) (in each case, a “Target Change in Recommendation”).
(d)    by either Buyer or Target, upon written notice to the other:
(i)    (Outside Date:) if the Effective Time does not occur on or before the Outside Date, provided that a Party may not terminate this Agreement under this Section 7.1(d)(i) if the failure of the Effective Time to occur on or before the Outside Date is the result, directly or indirectly, of that Party’s breach of this Agreement;

(ii)    (Arrangement Resolution Not Approved:) if the Target Meeting is held and the Arrangement Resolution is voted on by the Target Shareholders and not approved as required by the Interim Order, provided that a Party may not terminate this Agreement under this Section 7.1(d)(ii) if such occurrence is the result, directly or indirectly, of that Party’s breach of this Agreement;
(iii)    (Buyer Resolution Not Approved:) if the Buyer Meeting is held and the Buyer Resolution is voted on by the Buyer Shareholders and not approved, provided that a Party may not terminate this Agreement under this Section 7.1(d)(iii) if such occurrence is the result, directly or indirectly, of that Party’s breach of this Agreement;
(iv)    (Material Adverse Effect:) if there has occurred a Material Adverse Effect with respect to the Other Party that is incapable of being cured prior to the Outside Date;
(v)    (Change in Law:) after the date hereof, there shall be enacted or made any Law (or any such Law shall have been amended) that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins the Buyer or the Target from consummating the Arrangement and such Law (if applicable) or enjoinment shall have become final and non-appealable; or
(vi)    (Breach of Non-Solicitation Provisions:) if the Other Party intentionally or materially breaches Article 5 (Covenants Regarding Non-Solicitation).
7.2    Notice and Cure Provisions
(a)    Each Party will promptly notify the Other Party in writing of the occurrence, or failure to occur, at any time from the date of this Agreement until the Effective Time, of any event or state of facts which occurrence or failure to occur would, or would be reasonably likely to:
(i)    cause any of that Party’s representations or warranties in this Agreement to be inaccurate in any material respect at any time from the date of this Agreement to the Effective Time;
(ii)    result in the failure to comply with any covenant or satisfy any condition to be complied with or satisfied by that Party at or before the Effective Time; or
(iii)    result in the failure to satisfy any of the conditions precedent in favour of the Other Party contained in Section 6.1, Section 6.2 and Section 6.3, as the case may be.
Notification provided under this Section 7.2(a) will not affect the representations, warranties or covenants of the Parties (or related remedies) or the conditions to the obligations of the Parties in this Agreement.
(b)    Target may not elect to exercise its termination right under Section 7.1(b)(ii) (Buyer Breach of Representations), and Buyer may not elect to exercise its termination right under Section 7.1(c)(ii) (Target Breach of Representations), unless the Party seeking to terminate this Agreement (the “Electing Party”) has delivered a written notice to the Other Party (the “Curing Party”) specifying in reasonable detail all breaches of covenants, representations and warranties that the Electing Party is asserting as the basis for the exercise of the termination right (the “Cure Notice”).
(c)    If a Cure Notice is delivered, provided that the Curing Party is proceeding diligently to cure the relevant matter set out in the Cure Notice, the Electing Party may not terminate this Agreement under Section 7.1(b)(ii) (Buyer Breach of Representations) or 7.1(c)(ii) (Target Breach of Representations) until the earlier of the Outside Date and the date that is ten (10) Business Days after the delivery of the Cure Notice (provided that no cure period will be provided in connection with a matter that by its nature cannot be cured). If a Cure Notice has been delivered before the date of the Target Meeting (as adjourned or postponed), that meeting will, unless otherwise agreed by the Parties, be adjourned or postponed until the expiry of the associated cure period (or any earlier time at which the matter is cured). If a Cure Notice has been delivered before the making of the application for the Final Order, that application will be postponed until the expiry of the associated cure period (or any earlier time at which the matter is cured). If a matter is cured within the cure period referred to in this Section 7.2, this Agreement may not be terminated under Section 7.1(b)(ii) (Buyer Breach of Representations) or 7.1(c)(ii) (Target Breach of Representations) as a result of that cured matter.
7.3    Effect of Termination
If this Agreement is terminated in accordance with Section 7.1 (Termination by Buyer or Target), this Agreement will be of no further force or effect without liability of either Party (or any other Person, including the directors, officers, employees, agents or representatives of either Party), except that:
(a)    Article 1 (Interpretation), Section 4.7(b), Section 4.11(a) (Personal Information), Article 8 (Remedies, Fees and Expenses), this Section 7.3 and Article 9 (General) will survive the termination of this Agreement and continue in full force and effect; and
(b)    the termination of this Agreement will not relieve either Party from any liability arising before that termination (except as set out in Section 8.4(a) (Limit on Remedies)).
ARTICLE 8
REMEDIES, FEES AND EXPENSES
8.1    Target Termination Fee
Buyer will be entitled to a payment from Target of $2,000,000 (the “Target Termination Fee”):
(a)    if Target terminates this Agreement under Section 7.1(b)(iii) (Target Superior Proposal);
(b)    if Buyer terminates this Agreement under Section 7.1(c)(iv) (Target Change in Recommendation) or 7.1(d)(vi) (Breach of Non-Solicitation Provisions); or
(c)    if Target or Buyer terminates this Agreement under Section 7.1(d)(i) (Outside Date) or 7.1(d)(ii) (Arrangement Resolution Not Approved), if an Acquisition Proposal in respect of Target is made, proposed or publicly announced after the execution of this Agreement, before the termination of this Agreement, and before the Target Meeting is held, and such Acquisition Proposal has not been withdrawn at least five (5) Business Days before the Target Meeting, and either:

(i)    the Arrangement is submitted to the Target Shareholders for approval and the Target Shareholders do not approve the Arrangement Resolution as required in the Interim Order; or
(ii)    the Arrangement is not submitted for the approval of the Target Shareholders; and
within 12 months after the date of the termination of this Agreement, any Acquisition Proposal in respect of Target is completed (regardless of whether it is the Acquisition Proposal), or Target or any of its Subsidiaries, directly or indirectly, in one or more transactions, accepts, approves, or enters into a Contract in respect of such Acquisition Proposal, and such Acquisition Proposal is later completed, whether or not within such 12 month period, provided that for the purpose of this Section 8.1(c), the term “Acquisition Proposal” shall have the meaning given to it in Section 1.1, except that references to “20%” shall be deemed to be “50%”.
(each, a “Target Termination Fee Event”), provided that Target will not be obligated to make more than one payment of the Target Termination Fee under this Agreement, regardless of the number of Target Termination Fee Events that occur.
8.2    Buyer Termination Fee
Target will be entitled to a payment from Buyer of $2,000,000 (the “Buyer Termination Fee”):
(a)    if Buyer terminates this Agreement under Section 7.1(c)(iii) (Buyer Superior Proposal); or
(b)    if Target terminates this Agreement under Section 7.1(b)(iv) (Buyer Change in Recommendation) or 7.1(d)(vi) (Breach of Non-Solicitation Provisions);
(each, a “Buyer Termination Fee Event”), provided that Buyer will not be obligated to make more than one payment of the Buyer Termination Fee under this Agreement, regardless of the number of Buyer Termination Fee Events that occur, and if circumstances arise in which Buyer would otherwise be required to pay both the Expense Reimbursement Amount and the Buyer Termination Fee, any payment by Buyer of the Expense Reimbursement Amount will be credited toward the obligation of Buyer to pay the Buyer Termination Amount.
8.3    Payment of Termination Fee or Expense Reimbursement Amount
Payment of a Termination Fee or Expense Reimbursement Amount under this Agreement will be made to an account designated by the Party entitled to receive it by wire transfer, at or before the following time:
(a)    if the Termination Fee is payable under Section 8.1(a) or 8.2(a), the time contemplated in Section 5.5(a)(ix) and Section 7.1(b)(iii), or Section 7.1(c)(iii), as applicable;
(b)    if the Termination Fee is payable under Section 8.1(b) or 8.2(b), the date that is two (2) Business Days after the date of termination of this Agreement;
(c)    if the Termination Fee is payable under Section 8.1(c), the date on which the consummation of the relevant Acquisition Proposal occurs; or
(d)    in the case of an Expense Reimbursement Amount, within two Business Days following after the date this Agreement is terminated.

After the occurrence of a Termination Fee Event or Expense Reimbursement Event that triggers a payment obligation under this Agreement, but before payment of the Termination Fee or Expense Reimbursement Amount, the Party that is required to pay the Termination Fee or Expense Reimbursement Amount will be deemed to hold those funds in trust for the Other Party.
8.4    Remedies
(a)    Limit on Remedies. If a Termination Fee Event occurs and a Party pays the Termination Fee to the Other Party, then the payment of the Termination Fee will be the sole and exclusive remedy of such Party and any other Person against the Other Party for any and all losses or damages suffered or incurred in connection with this Agreement, the transactions contemplated by this Agreement, the termination of this Agreement and any matter forming the basis for termination of this Agreement, and neither Party nor any other Person will be entitled to bring or maintain any other claim, action or proceeding against the Other Party arising out of this Agreement, any of the transactions contemplated by this Agreement, the termination of this Agreement or any matters forming the basis for termination of this Agreement, except that this limitation will not apply to any breach or threatened breach of the Confidentiality Agreement or in the event of fraud or intentional breach by the Party making such payment of its representations, warranties, or covenants contained in this Agreement. The Parties agree that the provisions in this Agreement relating to payment of the Termination Fee are an integral part of the transactions contemplated by this Agreement and that, without these provisions, the Parties would not enter into this Agreement. Target irrevocably waives any right it may have to raise as a defence that the Termination Fee is excessive or punitive.
(b)    Equitable Remedies. The Parties agree that irreparable harm would occur for which monetary damages alone (if available), or the payment of the Termination Fee, would not be an adequate remedy if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (provided that if a Termination Fee Event has occurred then, upon payment by the applicable Party to the Other Party of the Termination Fee, that payment will be the sole and exclusive remedy of the Other Party as set out in Section 8.4(a) (Limit on Remedies), and provided that nothing in this Section 8.4(a) requires a Party to terminate this Agreement and trigger a Termination Fee Event). Accordingly, the Parties will be entitled to injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to obtain specific performance of the terms of this Agreement and to cause the transactions contemplated by this Agreement to be completed on the terms (and subject to the conditions) set out in this Agreement, in each case without any requirement to post bond or security in connection with the obtaining of that equitable relief. The Parties agree that:
(i)    the right to equitable relief under this Section 8.4(b) is an integral part of the transactions contemplated by this Agreement and, without that right, the Parties would not enter into this Agreement; and
(ii)    the right to equitable relief under this Section 8.4(b) is in addition to and not in substitution for any other rights, powers and remedies available at law or in equity or otherwise and, by seeking equitable remedies under this Section 8.4(a) before termination of this Agreement, a Party will not waive its right to seek payment of the Termination Fee.
8.5    No Liability
No director or officer of Buyer or any of its Subsidiaries shall have any personal liability whatsoever to Target under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of Buyer or any of its Subsidiaries. No director or officer of Target or any of its Subsidiaries shall have any personal liability whatsoever to Buyer under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of Target or any of its Subsidiaries.
8.6    Fees and Expenses
(a)    Except as provided in Section 8.6(b), Section 8.6(c), and Section 8.6(d), the Parties agree that every fee, cost and expense incurred in connection with this Agreement and the transactions contemplated by this Agreement will be paid by the Party incurring that fee, cost or expense.
(b)    Buyer will be solely responsible for the costs and expenses contemplated in Section 4.12 (Pre-Acquisition Reorganization).
(c)    If this Agreement is terminated by either Party pursuant to Section 7.1(d)(iii) (Buyer Resolution Not Approved) or by Target pursuant to Section 7.1(b)(ii) (Buyer Breach of Representations) (an “Expense Reimbursement Event”) then Buyer will pay (or cause to be paid) to Target (or as Target may direct) an expense reimbursement payment of $400,000 (the “Expense Reimbursement Amount”); provided, however, that in the event of termination of this Agreement pursuant to Section 7.1(d)(iii) (Buyer Resolution Not Approved), the Expense Reimbursement Amount will not be payable: (i) if prior to the Buyer Meeting a Material Adverse Effect with respect to Target has occurred, or (ii) the Target Meeting is held, and the Arrangement Resolution is also not approved.
(d)    Any merger fee payable to the CMA in respect of any transaction contemplated by the Arrangement shall be paid by Buyer.
ARTICLE 9
GENERAL
9.1    Amendment of Agreement
Subject to applicable Laws, this Agreement (excluding the Plan of Arrangement) may be amended at any time (whether before or after the holding of the Target Meeting) by written agreement of the Parties without further notice to or authorization on the part of the Target Shareholders and any such amendment may, subject to the Interim Order and the Final Order and applicable Laws:
(a)    change the time for performance of any of the obligations or acts of the Parties;
(b)    modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;
(c)    modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or
(d)    modify any mutual conditions contained in this Agreement.
9.2    Amendment of Plan of Arrangement
The Parties may, subject to the Interim Order and the Final Order and applicable Laws, amend the Plan of Arrangement as set out in article 6 of the Plan of Arrangement.

9.3    Time of Essence
Time is of the essence in all respects of this Agreement.
9.4    Notices
Unless otherwise specified in this Agreement, any Communication must be in writing and either:
(a)    delivered personally or by courier; or
(b)    transmitted by e-mail or functionally equivalent electronic means of transmission, charges (if any) prepaid, and must be sent to the intended recipient at its address as follows:
(c)    to Target at:
Small Pharma Inc.
1st Floor, 50 Featherstone Street
London, England
EC1Y 8RT

Attention:    George Tziras, Chief Executive Officer
E-mail:        [redacted]

with a copy to (which shall not constitute notice):

Aird & Berlis LLP
Brookfield Place
181 Bay St., Suite 1800
Toronto, ON M5J 2T9

Attention:     Richard Kimel
E-mail:        [redacted]

(d)    to Buyer at:
Cybin Inc.
Suite 5600, 1 First Canadian Place
100 King Street West
Toronto, ON M5X 1C9

Attention:    Douglas Drysdale, Chief Executive Officer
E-mail:        [redacted]

with a copy to (which shall not constitute notice):

Gowling WLG (Canada) LLP
Suite 1600, 1 First Canadian Place
100 King Street West
Toronto, ON M5X 1C9

Attention:     Peter Simeon
E-mail:        [redacted]

or at any other address as any Party may at any time advise the other by Communication given or made in accordance with this Section 9.4. Any Communication delivered or transmitted will be deemed to have been given or made and received on the day on which it is delivered or transmitted; but if the Communication is delivered or transmitted on a day that is not a Business Day or after 5:00 p.m. (local time of the recipient), the Communication will be deemed to have been given or made and received on the next Business Day. Sending a copy of a Communication to a Party’s legal counsel is for information purposes only and does not constitute delivery of that Communication to that Party. The failure to send a copy of a Communication to a Party’s legal counsel does not invalidate delivery of that Communication to the Party.
9.5    Severability
Each provision of this Agreement is distinct and severable. If any provision of this Agreement, in whole or in part, is or becomes illegal, invalid, void, voidable or unenforceable in any jurisdiction by any court of competent jurisdiction, the illegality, invalidity or unenforceability of that provision, in whole or in part, will not affect the legality, validity or enforceability of the remaining provisions of this Agreement, in whole or in part, or the legality, validity or enforceability of that provision, in whole or in part, in any other jurisdiction.
9.6    Submission to Jurisdiction
Each of the Parties irrevocably and unconditionally submits and attorns to the exclusive jurisdiction of the courts of the Province of Ontario, sitting in the City of Toronto, to determine all issues, whether at law or in equity, arising from this Agreement. To the extent permitted by Law, each of the Parties:
(a)    irrevocably waives any objection, including any claim of inconvenient forum, that it may now or in the future have to the venue of any legal proceeding arising out of or relating to this Agreement in the courts of that Province, or that the subject matter of this Agreement may not be enforced in those courts;
(b)    irrevocably agrees not to seek, and waives any right to, judicial review by any court that may be called upon to enforce the judgment of the courts referred to in this Section 9.6(b), of the substantive merits of any suit, action or proceeding; and
(c)    to the extent that Party has or may acquire any immunity from the jurisdiction of any court or from any legal process, whether through service or notice, attachment before judgment, attachment in aid of execution, execution or otherwise, with respect to itself or its property, irrevocably waives that immunity in connection with its obligations under this Agreement.
9.7    Amendment and Waiver
No amendment, discharge, modification, restatement, supplement or waiver of this Agreement or any provision of this Agreement is binding unless it is in writing and executed by the Party to be bound. No waiver of, failure to exercise, or delay in exercising, any provision of this Agreement constitutes a waiver of any other provision (whether or not similar) nor does any waiver constitute a continuing waiver unless otherwise expressly provided.
9.8    Further Assurances
Each Party will, at that Party’s own cost and expense, execute and deliver any further agreements and documents, take any further actions and provide any further assurances, undertakings and information as may be reasonably required by the requesting Party to give effect to this Agreement.

9.9    Assignment and Enurement
Neither this Agreement nor any right or obligation under this Agreement may be assigned by either Party without the prior written consent of the Other Party. This Agreement enures to the benefit of and is binding upon the Parties and their respective successors and permitted assigns.
9.10    Electronic Signatures and Delivery
This Agreement and any counterpart of it may be signed by manual, digital or other electronic signatures, and delivered or transmitted by any digital, electronic or other intangible means, including by e-mail or other functionally equivalent electronic means of transmission, and that execution, delivery and transmission will be valid and legally effective to create a valid and binding agreement between the Parties.
9.11    Counterparts
This Agreement may be signed and delivered by the Parties in counterparts, with the same effect as if each of the Parties had signed and delivered the same document, and that execution and delivery will be valid and legally effective.
9.12    No Contra Proferentem
This Agreement has been reviewed by each Party’s professional advisors, and revised during the course of negotiations between the Parties. Each Party acknowledges that this Agreement is the product of their joint efforts, that it expresses their agreement, and that, if there is any ambiguity in any of its provisions, no rule of interpretation favouring one Party over another based on authorship will apply.
9.13    Third Party Beneficiaries
This Agreement is not intended to, and does not, confer any rights or remedies on any Person other than the Parties (and their respective successors and permitted assigns), except:
(a)    as set out in Sections 4.10 (Indemnities and D&O Insurance) and 8.5 (Indemnification); and
(b)    the rights of the Target Shareholders to receive the Consideration contemplated in the Plan of Arrangement, but only at or after the Effective Time (for which purpose Target confirms that it is acting as agent on behalf of the Target Shareholders).
The Parties reserve their right to vary or rescind, at any time and in any way, the rights, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person.
[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

Each of the Parties has executed and delivered this Agreement, as of the date noted at the beginning of this Agreement.

CYBIN INC.
Per:	(Signed) “Douglas Drysdale”
Douglas Drysdale Chief Executive Officer

SMALL PHARMA INC.
Per:	(Signed) “George Tziras”
George Tziras Chief Executive Officer

SCHEDULE A

PLAN OF ARRANGEMENT
UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)
ARTICLE 1
DEFINITIONS AND INTERPRETATION
Section 1.01    Definitions
In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:
(a)    “Arrangement” means the arrangement under section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 9.1 of the Arrangement Agreement, this Plan of Arrangement or at the direction of the Court;
(b)    “Arrangement Agreement” means the arrangement agreement dated as of August 28, 2023 between the Buyer and the Target together with the Target Disclosure Letter and the Buyer Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;
(c)    “Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Target Meeting, to be substantially in the form and content of Schedule B to the Arrangement Agreement;
(d)    “BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time;
(e)    “Business Day” means any day other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia or Toronto, Ontario;
(f)    “Buyer” means Cybin Inc., a corporation existing under the laws of the Province of Ontario;
(g)    “Buyer Share” means a common share in the capital of the Buyer;
(h)    “Court” means the Supreme Court of British Columbia;
(i)    “Depositary” means Odyssey Trust Company, or any other person that may be appointed by Target with the consent of the Buyer, acting reasonably, to act as depositary in connection with the Arrangement;
(j)    “Dissent Rights” shall have the meaning ascribed to such term in Section 4.01;
(k)    “Dissent Shares” means Target Shares held by a Dissenting Target Shareholder in respect of which the Dissenting Target Shareholder has validly exercised Dissent Rights;
(l)    “Dissenting Target Shareholder” means a registered Target Shareholder who has properly and validly dissented in respect of the Arrangement Resolution in strict compliance with the Dissent Rights, who has not withdrawn or been deemed to have withdraw such dissent and who is ultimately determined to be entitled to be paid fair value for its Dissent Shares;
(m)    “Effective Date” means the third (3rd) Business Day following the date upon which all of the conditions to the completion of the Arrangement set forth in Article VI of the Arrangement Agreement (other than the delivery of items to be delivered on the Effective Date and the satisfaction of those conditions that, by their terms, cannot be satisfied until immediately prior to the Effective Date) have been satisfied or waived (subject to applicable Laws) or such other date as the Parties may agree;
(n)    “Effective Time” means the beginning of the day (Vancouver time) on the Effective Date or such other time as the Buyer and the Target may agree upon in writing prior to the Effective Date.
(o)    “Encumbrance” means any mortgage, hypothec, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;
(p)    “Final Order” means the order of the Court approving the Arrangement under Section 291 of the BCBCA, after being informed of the intention to rely upon the Section 3(a)(10) Exemption and similar exemptions from applicable state securities law with respect to the issuance of the Buyer Shares to be issued pursuant to the Arrangement to Target Securityholders, in a form acceptable to the Target and the Buyer, each acting reasonably, as such order may be amended by the Court (with the consent of both the Target and the Buyer, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Target and the Buyer, each acting reasonably) on appeal;
(q)    “Former Target Shareholder” means, at and following the Effective Time, the holders of Target Shares immediately prior to the Effective Time including, for greater certainty, recipient holders of Option Consideration pursuant to Section 3.01(a)(i);
(r)    “In-the-Money Option Amount” means, in respect of an In-the-Money Target Option, the amount by which the aggregate Target Share Value of the Target Shares that a holder is entitled to acquire on exercise of such In-the-Money Target Option exceeds the aggregate exercise price to acquire such Target Shares;
(s)    “In-the-Money Target Option” means a Target Option where the exercise price of such Target Option is less than the Target Share Value;
(t)    “Interim Order” means the interim order of the Court in a form acceptable to the Target and the Buyer, each acting reasonably, after being informed of the intention to rely upon the Section 3(a)(10) Exemption and similar exemptions from applicable state securities law with respect to the issuance of the Buyer Shares to be issued pursuant to the Arrangement to Target Securityholders, providing for, among other things, the calling and holding of the Target Meeting, as the same may be amended by the Court with the consent of the Target and the Buyer, each acting reasonably;
(u)    “Law” has the meaning ascribed to it in the Arrangement Agreement;

(v)    “Letter of Transmittal” means the letter of transmittal to be sent to holders of Target Shares for use in connection with the Arrangement;
(w)    “Option Consideration” means, subject to any withholding pursuant to Section 5.03, in respect of an In-the-Money Target Option, such number of Target Shares obtained by dividing: (i) In-the-Money Option Amount in respect of such In-the-Money Target Option, by (ii) the Target Share Value, with the result rounded down to the nearest whole number of Target Shares;
(x)    “Out-of-the-Money Target Option” means a Target Option where the exercise price of such Target Option is greater than the Target Share Value;
(y)    “Parties” means collectively, the Target and the Buyer, and “Party” means any of them;
(z)    “Plan of Arrangement” means this plan of arrangement, as amended, modified or supplemented from time to time in accordance with Article 8 of the Arrangement Agreement or Article 6 hereof, in each case with the written consent of the Buyer and the Target, each acting reasonably, or at the direction of the Court in the Final Order;
(aa)    “Section 3(a)(10) Exemption” means the exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof;
(bb)    “Share Consideration” means 0.2409 of a Buyer Share in exchange for each Target Share outstanding at the Effective Time including, for greater certainty, any Target Shares issued and outstanding at the Effective Time as Option Consideration;
(cc)    “Target” means Small Pharma Inc., a company incorporated under the laws of the Province of British Columbia;
(dd)    “Target Meeting” means the annual and special meeting of shareholders of the Target, and any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;
(ee)    “Target Option Plans” means, collectively, the 10% rolling stock option plan of Target most recently approved by Target Shareholders on July 19, 2022, and the Rules of the Small Pharma Ltd 2020 Employee Share Option Plan, as adopted by the board of directors of Small Pharma Ltd on March 24, 2020;
(ff)    “Target Optionholder” means a holder of one or more Target Options;
(gg)    “Target Option” means an option to purchase one or more Target Shares;
(hh)    “Target Securityholders” means, collectively, the Target Shareholders and Target Optionholders;
(ii)    “Target Share” means a common share in the authorized share structure of Target;
(jj)    “Target Share Value” means the volume weighted average trading price of the Target Shares on the TSX Venture Exchange Inc. for the five (5) trading days immediately preceding the Effective Time;
(kk)    “Target Shareholder” means a holder of one or more Target Shares;

(ll)    “Tax Act” means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp.) c.1, and the regulations thereunder, as amended; and
(mm)    “U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, as amended from time to time.
Any capitalized term used in this Plan of Arrangement and not otherwise defined herein shall have the meaning ascribed thereto in the Arrangement Agreement.
Section 1.02    Interpretation Not Affected by Headings
The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.
Section 1.03    Number, Gender and Persons
In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.
Section 1.04    Date for any Action
If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.
Section 1.05    Statutory References
Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.
Section 1.06    Currency
Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.
Section 1.07    Governing Law
This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.
ARTICLE 2
ARRANGEMENT AGREEMENT AND BINDING EFFECT
Section 2.01    Arrangement Agreement
This Plan of Arrangement is made pursuant to, and subject to the provisions of, the Arrangement Agreement. If there is any inconsistency or conflict between the provisions of this

Plan of Arrangement and the provisions of the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.
Section 2.02    Binding Effect
As of and from the Effective Time, this Plan of Arrangement shall be binding upon the Target and the Buyer, the Target Shareholders (including Dissenting Target Shareholders), the Target Optionholders, the Depositary and the registrar and transfer agent of the Target, without any further act or formality required on the part of any person except as expressly provided herein.
Section 2.03    Effective Date and Time
The exchanges, issuances and cancellations provided for in Section 3.01 shall be deemed to occur on the Effective Date at the time and in the order specified, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.
Section 2.04    U.S. Securities Law
Notwithstanding any provision herein to the contrary, each of the parties to the Arrangement agree that the Arrangement will be carried out with the intention that Buyer Shares to be issued to the Target Securityholders in connection with the Arrangement shall be exempt pursuant to the Section 3(a)(10) Exemption and similar exemptions from applicable state securities laws, and the Buyer Shares to be distributed pursuant to the Arrangement shall not be subject to resale restrictions in the United States under the U.S. Securities Act other than as may be prescribed by Rule 144 under the U.S. Securities Act.
ARTICLE 3
ARRANGEMENT
Section 3.01    Arrangement
At the Effective Time, unless otherwise specifically provided in this Section 3.01, the following events or transactions shall occur and shall be deemed to occur sequentially in the following order without any further act or formality:
(a)    notwithstanding any vesting or exercise or other provisions to which a Target Option might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the Target Option Plans), each Target Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall be deemed to be vested and exercisable, and without any further action by or on behalf of a Target Optionholder:
(i)    each In-the-Money Target Option outstanding at the Effective Time, shall be, and shall be deemed to be, exercised and surrendered to the Target for cancellation and the holders thereof shall receive, in respect of each such surrendered In-the-Money Target Option, the Option Consideration; the Target Shares comprising the Option Consideration will have an issue price per share equal to the Target Share Value and shall be issued as fully paid and non-assessable common shares in the authorized share structure of the Target, and such Target Shares will be added to the Target’s central securities register in the name of such Target Optionholder;
(ii)    each Out-of-the-Money Target Option outstanding at the Effective Time, shall be, and shall be deemed to be, surrendered to the Target for cancellation and the holders thereof shall receive, in respect of each such surrendered Out-of-the-Money Target Option, a cash payment from the

Target equal to $0.001 per Out-of-the-Money Target Option, less any amount that may be withheld pursuant to Section 5.03; and
(iii)    each Target Optionholder will cease to be the holder of Target Options or to have any rights in respect of any Target Option (other than the right to receive the Option Consideration pursuant to Section 3.01(a)(i) or cash payment pursuant to Section 3.01(a)(ii)) or under any Target Option Plan and the name of such Target Optionholder will be removed from the applicable securities register of the Target with respect to all Target Options;
(b)    the Target Option Plans and all agreements, arrangements and understandings relating to any and all Target Options shall be terminated and shall be of no further force and effect;
(c)    each Dissent Share held by a Dissenting Target Shareholder shall be, and shall be deemed to be, surrendered to the Target by the holder thereof, without any further act or formality by such Dissenting Target Shareholder, free and clear of all Encumbrances, and each such Dissent Share so surrendered shall be cancelled and thereupon each Dissenting Target Shareholder shall cease to have any rights as a holder of such Dissent Shares other than a claim against Target in an amount determined and payable in accordance with Article 4 and the name of such Dissenting Target Shareholder shall be removed from the central securities register of holders of Target Shares; and
(d)    each Target Share outstanding immediately prior to the Effective Time including, for greater certainty Target Shares issued at the Effective Time pursuant to Section 3.01(a)(i), other than Dissent Shares or Target Shares held by the Buyer, shall be transferred to the Buyer without any further act or formality by such Former Target Shareholder free and clear of any Encumbrances, and each such Former Target Shareholder shall be removed from Target’s central securities register of holders of Target Shares, and in consideration thereof, each such Former Target Shareholder shall receive the Share Consideration, subject to any withholding pursuant to Section 5.03.
Section 3.02    Effective Time Procedures
Subject to the provisions of Article 5, on the Effective Date, the Former Target Shareholders shall be entitled to receive delivery of the certificates representing the Buyer Shares to which they are entitled pursuant to Section 3.01(d).
Section 3.03    No Fractional Shares and Rounding
(a)    In no event shall any holder of Target Shares be entitled to receive a fractional Buyer Share under this Plan of Arrangement. Where the aggregate number of Buyer Shares to be issued to a Target Shareholder as consideration under this Plan of Arrangement would result in a fraction of a Buyer Share being issuable the number of Buyer Shares to be issued to such Target Shareholder shall be rounded down to the closest whole number.
(b)    If the aggregate cash amount a Target Securityholder is entitled to receive under this Plan of Arrangement would otherwise include a fraction of $0.01, then the aggregate cash amount such Target Securityholder shall be entitled to receive shall be rounded down to the nearest whole $0.01.

Section 3.04    Adjustments to the Share Consideration
In the event that, after the date of the Arrangement Agreement and prior to the Effective Date, the Buyer or the Target changes the number of Buyer Shares or Target Shares, respectively, issued and outstanding as a result of a reclassification, stock split (including a reverse stock split), stock dividend or stock distribution, recapitalization, subdivision, or other similar transaction, the Share Consideration shall be equitably adjusted to eliminate the effects of such event on the Share Consideration.
Section 3.05    Deemed Fully Paid and Non-Assessable Shares
All Target Shares and Buyer Shares issued pursuant to this Plan of Arrangement shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares.
Section 3.06    Target Option Plan Matters
(a)    The Parties acknowledge and agree that the outstanding Target Options shall be treated in accordance with the provisions this Plan of Arrangement.
(b)    The Parties acknowledge that no deduction will be claimed by the Target or by any person not dealing at arm’s length with the Target in respect of any the Option Consideration, or any portion there of that is made, or deemed to have been made, to a holder of Target Options who is resident of Canada or who is employed in Canada (all within the meaning of the Tax Act) in computing the Target’s, or any person not dealing at arm’s length with Target, taxable income under the Tax Act and the Buyer shall cause the Target to: (i) where applicable, make an election pursuant to subsection 110(1.1) of the Tax Act in respect of the In-the-Money Target Options that were exercised and surrendered to the Target for cancellation in exchange for the Option Consideration, and (ii) the Target (or a person not dealing at arm’s length with Target) will provide evidence in writing of the election to holders of the In-the-Money Target Options; and (iii) the Target (or a person not dealing at arm’s length with the Target) will make the appropriate notation on the T4 slips issued to such holders, or in such other manner as may be prescribed under the Tax Act.
ARTICLE 4
DISSENT RIGHTS
Section 4.01    Dissent Rights
(a)    Pursuant to the Interim Order, registered Target Shareholders may exercise Dissent Rights under Division 2 of Part 8 of the BCBCA, as modified by this Article 4, the Interim Order and the Final Order, with respect to all (but not less than all) of the Target Shares held, provided that the Notice of Dissent contemplated by Section 242 of the BCBCA must be received by the Target at least two (2) Business Days before the Target Meeting (or any date to which the Target Meeting may be postponed or adjourned), and provided further that holders who exercise such Dissent Rights and who:
(i)    are ultimately entitled to be paid fair value for their Dissent Shares (which fair value shall, notwithstanding anything in the BCBCA, be the fair value of such Dissent Shares immediately before the passing by the Target Shareholders of the Arrangement Resolution) shall be paid an amount in cash equal to such fair value by the Target (including any successor or successors to the Target by amalgamation) to the extent available, with Target funds not directly or indirectly provided by Buyer or its affiliates; and

(ii)    are ultimately not entitled, for any reason, to be paid fair value for their Target Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as non-dissenting registered Target Shareholders and shall be entitled to only the Share Consideration pursuant to Section 3.01(d) that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights.
(b)    In no case shall the Target, the Buyer or any other person be required to recognize:
(i)    a person exercising Dissent Rights unless such person is the registered holder of those Target Shares in respect of which such rights are sought to be exercised; or
(ii)    Target Shareholders who exercise Dissent Rights as Target Shareholders after the time that is immediately prior to the Effective Time, and the names of the Dissenting Target Shareholders shall be deleted from the central securities register as holders of Target Shares at the Effective Time and their Target Shares shall be deemed to be surrendered to the Target and cancelled.
(c)    For greater certainty, (i) no holder of Target Options shall be entitled to Dissent Rights in respect of such holder’s Target Options, and (ii) in addition to any other restrictions under the Interim Order and section 238 of the BCBCA, no holders of Target Shares who vote or have instructed a proxyholder to vote such Target Shares in favour of the Arrangement Resolution shall be entitled to exercise Dissent Rights.
ARTICLE 5
DELIVERY OF SHARE CONSIDERATION
Section 5.01    Delivery of Share Consideration
(a)    Following receipt of the Final Order and in any event no later than the Business Day prior to the Effective Date, the Buyer shall deposit, or arrange to be deposited for the benefit of Target Shareholders (excluding Dissenting Target Shareholders, and the Buyer, if applicable) such number of Buyer Shares necessary to satisfy the Share Consideration payable to Target Shareholders as required by this Plan of Arrangement, which Buyer Shares shall be held by the Depositary in escrow as agent and nominee for such Target Shareholders.
(b)    Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Target Shares that were transferred pursuant to Section 3.01(d), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the registered holder of the Target Shares represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the Share Consideration which such holder has the right to receive under this Plan of Arrangement for such Target Shares, without interest, less any amounts withheld pursuant to Section 5.03, and any certificate so surrendered shall forthwith be cancelled.
(c)    As soon as practicable after the Effective Date, the Target shall deliver, or cause to be delivered, to each holder of Out-of-the-Money Target Options as reflected on the register maintained by or on behalf of the Target immediately prior to the Effective Time, a cheque or cash payment (or process the payment through the

Target’s payroll systems or such other means as the Target may elect) representing the amount, if any, which such holder of Out-of-the-Money Target Options has the right to receive pursuant to Section 3.01(a)(ii) of this Plan of Arrangement for such Out-of-the-Money Target Options, less any amount withheld pursuant to Section 5.03.
(d)    Until surrendered as contemplated by this Section 5.01, each certificate or other evidence of registered ownership that immediately prior to the Effective Time represented Target Shares, shall be deemed after the Effective Time to represent only the right to receive upon such surrender the Share Consideration which the holder is entitled to receive in lieu of such certificate as contemplated in this Section 5.01, less any amounts withheld pursuant to Section 5.03. Any such certificate formerly representing Target Shares not duly surrendered on or before the sixth (6th) anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Target Shares of any kind or nature against or in the Target or the Buyer. On such date, all Share Consideration to which such former holder was entitled shall be deemed to have been surrendered to the Buyer, and shall be paid over by the Depositary to the Buyer or as directed by the Buyer.
(e)    Any payment made by the Depositary (or the Target or any of its subsidiaries, as applicable) pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Target or any of its subsidiaries, as applicable) or that otherwise remains unclaimed, in each case, on or before the sixth (6th) anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth (6th) anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Target Shares and the Out-of-the-Money Target Options pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Buyer or the Target, as applicable, for no consideration.
(f)    No holder of Target Shares or In-the-Money Target Options shall be entitled to receive any Share Consideration with respect to Target Shares other than the Share Consideration which such holder is entitled to receive in accordance with Section 3.01(d) and this Section 5.01 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith other than, in respect of Target Shares, any declared but unpaid dividends with a record date prior to the Effective Date. No dividend or other distribution declared or made after the Effective Time with respect to any securities of the Target with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented outstanding Target Shares that were transferred pursuant to Section 3.01.
(g)    No holder of Out-of-the-Money Target Options shall be entitled to receive any cash payment other than, subject to Section 3.03, the cash payment which such holder is entitled to receive in accordance with Section 3.01(a)(ii) and this Section 5.01 and, for greater certainty, no such holder will be entitled to receive any interest or other payment in connection therewith.
(h)    No dividend or other distribution declared or made after the Effective Time with respect to Buyer Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Target Shares that were transferred pursuant to Section 3.01, unless and until the holder of such certificate shall have complied with the provisions of this Section 5.01. Subject to applicable Law and to this Section 5.01 at the time of such compliance, there shall, in addition to the delivery of the Share Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to the Buyer Shares to which such holder is entitled in respect of such holder’s Share Consideration, net of any applicable withholding and other taxes
Section 5.02    Lost Certificates
In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Target Shares that were transferred pursuant to Section 3.01 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the central securities register of holders of Target Shares maintained by or on behalf of the Target, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Share Consideration which such holder is entitled to receive for such Target Shares under this Plan of Arrangement. When authorizing such issuance of Share Consideration in exchange for any lost, stolen or destroyed certificate, the person to whom such Share Consideration is to be delivered shall, as a condition precedent to the delivery of such Share Consideration, give a bond satisfactory to the Buyer and the Depositary (each acting reasonably) in such sum as the Buyer may direct (acting reasonably), or otherwise indemnify the Buyer and the Target in a manner satisfactory to the Buyer, acting reasonably, against any claim that may be made against the Buyer and the Target with respect to the certificate alleged to have been lost, stolen or destroyed.
Section 5.03    Withholding Rights
The Buyer, the Target and the Depositary, as applicable, shall be entitled to deduct and withhold from any consideration otherwise payable or deliverable to any person under this Plan of Arrangement (including any amounts payable pursuant to Section 4.01), such amounts as the Buyer, the Target or the Depositary, as applicable, are required to deduct and withhold, or reasonably believe to be required to deduct and withhold, from such amount otherwise payable or deliverable under any provision of any Laws in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the amount otherwise payable or deliverable pursuant to this Plan of Arrangement and shall be treated for all purposes under this Plan of Arrangement as having been paid to the person in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Authority. The Buyer will (i) promptly notify the Target if it becomes aware of any such deduction or withholding, and (ii) remit any withheld or deducted amounts to the appropriate Governmental Authority within the time required by applicable Law.
Each of the Buyer, the Target or the Depositary that delivers Share Consideration to any Former Target Shareholder under this Plan of Arrangement shall be authorized to sell or otherwise dispose of such portion of Buyer Shares otherwise issuable to such Former Target Shareholder (if any) as is necessary to provide sufficient funds to enable it to comply with its deducting or withholding requirements and such Party shall notify the applicable Target Shareholder and remit any unapplied balance of the net proceeds of such sale to such Former Target Shareholder (after deduction for (x) the amounts required to satisfy the required withholding under the Plan of Arrangement in respect of such person, (y) reasonable commissions payable to the broker effecting the sale of Buyer Shares on the instruction of the Buyer, the Target or the Depositary, and (z) other reasonable costs and expenses). None of the Buyer, the Target or the Depositary will be liable for any loss arising out of any sale of such Buyer Shares, including any loss relating to the manner or timing of such sales, the prices at which the Buyer Shares are sold or otherwise.
Section 5.04    Limitation and Proscription
To the extent that a Former Target Shareholder shall not have complied with the provisions of Section 5.01 or Section 5.02 on or before the date that is six years after the

Effective Date (the “final proscription date”), then the Share Consideration that such Former Target Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the interest of the Former Target Shareholder in such Share Consideration to which it was entitled shall be terminated as of such final proscription date.
ARTICLE 6
AMENDMENTS
Section 6.01    Amendments to Plan of Arrangement
(a)    The Buyer and the Target reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by the Target and the Buyer, (iii) filed with the Court and, if made following the Target Meeting, approved by the Court, and (iv) communicated to Target Securityholders, if and as required by the Court.
(b)    Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Buyer at any time prior to the Target Meeting provided that Target shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Target Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.
(c)    Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Target at any time prior to the Target Meeting provided that the Buyer shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Target Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.
(d)    Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Target Meeting shall be effective only if: (i) it is consented to in writing by each of the Target and the Buyer; and (ii) if required by the Court, it is consented to by the Target Securityholders or, voting in the manner directed by the Court.

SCHEDULE B

FORM OF ARRANGEMENT RESOLUTION
“RESOLVED that:
1.    The arrangement (the “Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) involving Small Pharma Inc. (the “Company”) and Cybin Inc. (“Buyer”) pursuant to the arrangement agreement between the Company and the Buyer dated August 28, 2023 (as the same may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Arrangement Agreement”), as more particularly described in the management information circular of the Company dated as of [●], 2023 (as the same may have been amended or supplemented, the “Circular”), and all transactions contemplated by the Arrangement, are authorized, approved and adopted.
2.    The plan of arrangement implementing the Arrangement, the full text of which is set out in the Circular (and as the same may be amended, supplemented or modified in accordance with its terms and the Arrangement Agreement (the “Plan of Arrangement”)), is authorized, approved and adopted.
3.    The Arrangement Agreement and all the transactions contemplated therein, the actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement and the actions of the officers and directors of the Company in executing and delivering the Arrangement Agreement (and any modifications, supplements or amendments thereto), and causing the performance by the Company of its obligations thereunder, are ratified and approved.
4.    The Company is authorized and directed to apply for a final order from the Supreme Court of British Columbia (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement.
5.    Despite this resolution having been passed (and the Arrangement adopted) by the shareholders of the Company or the Arrangement having been approved by the Court, the directors of the Company are authorized and empowered, without further notice to or approval of the holders of securities of the Company:
5.1    to amend, supplement or modify the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their respective terms; and
5.2    subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.
6.    Any one or more officers or directors of the Company is authorized and directed for and on behalf of and in the name of the Company to make an application to the Court for an order approving the Arrangement, and to execute or cause to be executed, and to deliver or cause to be delivered, all documents and instruments and to perform or cause to be performed all other acts and things that that person determines may be necessary or desirable to give full effect to this resolution and the matters authorized by it, that determination to be conclusively evidenced by the execution and delivery of that document or instrument or the doing of that act or thing.”
B-1

SCHEDULE C

FORM OF BUYER RESOLUTION
“RESOLVED that:
1.    The acquisition by Cybin Inc. (the “Corporation”) of Small Pharma Inc. (the “Target”) by way of an arrangement under Division 5 of Part 9 of the Business Corporations Act (British Columbia), as more particularly described in the management information circular of the Corporation dated as of [●], 2023 (as the same may have been amended or supplemented, the “Circular”), as the arrangement may be or have been amended (the “Arrangement”), and all transactions contemplated by the Arrangement, is authorized and approved.
2.    The arrangement agreement between the Corporation and the Target dated August 28, 2023 (as the same may be amended, restated, supplemented or otherwise modified from time to time, the “Arrangement Agreement”), and the actions of the directors of the Corporation in approving the Arrangement Agreement, and the actions of the directors and officers of the Corporation in executing and delivering the Arrangement Agreement (and any modifications, supplements or amendments thereto), and causing the performance by the Corporation of its obligations thereunder, are ratified and approved.
3.    Despite this resolution having been passed by the shareholders of the Corporation or the Arrangement having been approved by the Supreme Court of British Columbia, the directors of the Corporation are authorized and empowered, without further notice to or approval of the holders of securities of the Corporation,
3.1    to amend the Arrangement Agreement or the plan of arrangement implementing the Arrangement, to the extent permitted by their respective terms; and
3.2    subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.
4.    Any one or more officers or directors of the Corporation is authorized and directed for and on behalf of and in the name of the Corporation to execute or cause to be executed, and to deliver or cause to be delivered, all documents and instruments and to perform or cause to be performed all other acts and things that that person determines may be necessary or desirable to give full effect to this resolution and the matters authorized by it, that determination to be conclusively evidenced by the execution and delivery of that document or instrument or the doing of that act or thing.”
C-1

SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF TARGET
References in this Schedule D to “this Agreement” mean the arrangement agreement of which this Schedule D forms a part, and references in this Schedule D to a Section “of the Arrangement Agreement” mean a Section of the main body of this Agreement.
1.    Corporate Existence of Target. Target is a company duly incorporated and organized and validly existing under the laws of British Columbia. No proceedings have been taken or authorized by Target or its shareholders or directors in respect of the bankruptcy, insolvency, liquidation, dissolution or winding up of Target.
2.    Target Articles. The Target Articles are all of the charter documents of Target, and are in full force and effect, unamended. No action has been taken to amend the Target Articles and no changes to the Target Articles are planned, except as specifically contemplated in this Agreement.
3.    Capacity and Power. Target and each of its Subsidiaries has all necessary corporate power, authority and capacity to own or lease its assets and to carry on its business as currently being conducted.
4.    Jurisdictions. Target and each of its Subsidiaries is duly registered to do business and is in good standing in each jurisdiction in which the location or character of its assets or the nature of its activities make that registration necessary, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Target.
5.    Capacity to Enter Agreement. Target has all necessary corporate power, authority and capacity to enter into and perform its obligations under this Agreement.
6.    Binding Obligation. The execution and delivery of this Agreement by Target and the completion by Target of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Target, and no other corporate or shareholder proceedings on the part of Target or its shareholders are necessary to complete the transactions contemplated by this Agreement, other than:
6.1    the Target Shareholder Approval; and
6.2    the approval of the Target Board (and committees of the Target Board) in connection with the Target Circular.
This Agreement has been duly executed and delivered by Target and constitutes a valid and binding obligation of Target, enforceable against Target in accordance with its terms, subject to applicable bankruptcy, insolvency and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that equitable remedies, including specific performance, are discretionary and may not be ordered in respect of certain defaults.
7.    Absence of Conflict. None of the execution and delivery of this Agreement by Target, the performance of the obligations of Target or any of its Subsidiaries under this Agreement, or the completion by Target of the transactions contemplated by this Agreement will:
7.1    result in or constitute a breach of any term or provision of, or constitute a default under, or entitle any party to terminate, accelerate, modify or call any obligations or rights under the Target Articles or any Target Material Contract;

7.2    result in the creation or imposition of any Encumbrance on the Target Shares, or any of the assets of Target or any of its Subsidiaries;
7.3    give any Person the right to acquire any of the assets of the Target or any of its Subsidiaries;
7.4    limit the ability of Target or any of its Subsidiaries to conduct the business of Target and its Subsidiaries as and where it is currently being conducted; or
7.5    contravene any Law,
subject to obtaining the orders and approvals, and making the filings, set out in Section 8 of this Schedule D.
8.    Regulatory Approvals. Subject to obtaining the Interim Order and the Final Order, no authorization, approval, order or consent of, or filing with, any Governmental Authority is required in connection with the execution, delivery and performance of this Agreement by Target or any of its Subsidiaries, except for:
8.1    filings under the BCBCA; and
8.2    filings under Canadian Securities Laws and with the TSXV.
9.    Consents of Third Parties. Other than as set out in the Target Disclosure Letter, there is no requirement to obtain any consent, approval or waiver of any Person under any Target Material Contract in order to complete the transactions contemplated by this Agreement. There is no requirement to obtain any consent, approval or waiver of any Person under any other Contract to which Target or any of its Subsidiaries is a party in order to complete the transactions contemplated by this Agreement, other than those consents, approvals or waivers that, if not given or received, would not (individually or in the aggregate) reasonably be expected to have a Material Adverse Effect with respect to Target.
10.    Target Board Recommendation. The Target Board has, as of the date of this Agreement, upon the unanimous recommendation of the Special Committee, unanimously:
10.1    determined that the Arrangement is fair to the Target Shareholders;
10.2    determined that the Arrangement is in the best interests of Target;
10.3    approved the Arrangement and the execution and performance of this Agreement; and
10.4    resolved to recommend that the Target Shareholders vote in favour of the Arrangement,
(together, and as may be amended to reflect an amended transaction with Buyer under Section 5.5(c) of the Arrangement Agreement, the “Target Board Recommendation”). The Target Board Recommendation has not been modified, qualified or withdrawn as of the date of this Agreement.
11.    Fairness Opinion of Target’s Financial Advisor. Target Board has received the opinion of Jefferies International Limited to the effect that, as of the date of such opinion and based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken set forth therein, the Exchange Ratio provided for pursuant to this Agreement and the Plan of

Arrangement was fair, from a financial point of view, to the holders of Target Shares (other than, as applicable, Buyer and its affiliates).
12.    Financial Advisors. Except for Jefferies International Limited, no investment banker, broker, finder or financial advisor has been retained by or is authorized to act on behalf of Target or any of its Subsidiaries or is entitled to any fee, commission or other payment from Target or any of its Subsidiaries in connection with the Arrangement or any other transaction contemplated by this Agreement. A true and complete copy of each engagement letter between Target and Jefferies International Limited pursuant to which Jefferies International Limited would be entitled to any fee relating to the Arrangement and any other transactions contemplated by this Agreement has been provided to Buyer’s legal counsel.
13.    Subsidiaries and Investments.
13.1    The Target Disclosure Letter accurately sets out, with respect to each Subsidiary of Target: (a) its name; (b) its issued and authorized capital; (c) the percentage of equity interests owned directly or indirectly by Target; (d) the name of and the percentage owned by registered holders of equity interests; and (e) its jurisdiction of incorporation, organization, formation, or governance.
13.2    Target is, directly or indirectly, the registered and beneficial owner of all of the common shares or other equity interests in each Subsidiary of Target as set out in the Target Disclosure Letter, free and clear of all Encumbrances, all such shares or other equity interests so owned by the Target have been validly issued and are fully paid and non-assessable, as the case may be, and no such shares or other equity interests: (a) have been issued in violation of any Law or not in violation of any pre-emptive rights or other contractual rights to purchase securities; or (b) are subject to pre-emptive rights, rights of first refusal or similar rights created by statute, the organizational documents of the applicable Subsidiary or any agreement binding upon Target or the applicable Subsidiary.
13.3    Except as set out in the Target Disclosure Letter, neither Target nor any of its Subsidiaries owns or holds, directly or indirectly, any securities of, or has any other interest in, any Person, and neither Target nor any of its Subsidiaries has entered into any agreement to acquire any such interest.
14.    Corporate Existence of Subsidiaries. Each Subsidiary of Target is a corporation duly incorporated and organized and validly existing under applicable Laws conferring corporate existence on each of them. No proceedings have been taken or authorized by Target or any of its Subsidiaries, in respect of the bankruptcy, insolvency, liquidation, dissolution or winding up of any Subsidiary of Target.
15.    Funds Available. Target has sufficient funds available to permit it to pay the Target Termination Fee if required by this Agreement.
16.    Authorized and Issued Capital. The authorized capital of Target consists of an unlimited number of Target Shares. As at August 26, 2023, there are 324,453,787 Target Shares issued and outstanding as fully paid shares. All securities of Target have been issued in compliance with applicable Laws and have not been issued in violation of any pre-emptive rights or other contractual rights to purchase securities.
17.    Convertible Securities. As at August 26, 2023, there are 22,211,350 Target Shares issuable upon exercise of Target Options which will, upon issuance in accordance with the terms of the Target Options, be validly issued and outstanding as fully paid shares, and not in violation of any pre-emptive rights or other contractual rights to purchase securities. The Target Disclosure Letter sets out, with respect to each Target Option as at August 26, 2023, the name of each optionee, the number of Target Shares subject to each Target Option and the date of grant, vesting terms, exercise price and expiry date of each Target Option. There are no other options, puts, calls, conversion privileges, warrants or other rights, agreements, arrangements or commitments of any character whatsoever requiring the issuance, sale or transfer by Target of any securities of Target, or any securities or rights of any kind convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Target. All outstanding Target Options have been issued under the Target Option Plans. As of the Effective Date, in accordance with the Plan of Arrangement, no Target Options will remain unexercised and outstanding.
18.    Other Securities and Rights. There are no outstanding bonds, debentures or other evidences of indebtedness or securities of Target having the right to vote (or that are convertible for or exercisable into securities having the right to vote), other than the Target Shares and the Target Options. Target does not have any agreement or obligation:
18.1    to repurchase, redeem or otherwise acquire any of its outstanding securities; or
18.2    with respect to the voting or disposition of any outstanding securities of Target (other than this Agreement).
There are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments granted or made by Target based on book value, income, share price or any other attribute of Target or its business. No holder of securities issued by Target has any right to compel Target to register or otherwise qualify securities for public sale in Canada or the United States or elsewhere. To the knowledge of Target, there are no shareholder agreements, voting trusts or other agreements relating to the disposition or voting of any securities of Target (other than this Agreement, the Buyer Voting Agreements, and the Target Voting Agreements).
19.    Options on Assets. No Person has any written or oral agreement or option or any right or privilege (whether by Law, pre-emptive, contractual or otherwise) capable of becoming an agreement or option, including securities, warrants or convertible obligations of any nature, for the purchase of any of the assets of Target or any of its Subsidiaries other than in the Ordinary Course.
20.    Listing. The Target Shares are listed on the TSXV and quoted on the OTCQB. Target has no securities listed on any other exchange or trading market. Target has filed all documents required to be filed by the TSXV and the OTCQB, excepting those that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Target.
21.    Compliance with MI 61-101.
21.1    No related party (within the meaning of MI 61-101) of Target, together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the Target Shares, except for related parties who will not receive a “collateral benefit”(within the meaning of MI 61-101) as a consequence of the transactions contemplated by this Agreement.
21.2    To the knowledge of Target, there have been no prior valuations (within the meaning of MI 61-101) made in the 24 months before the date of this Agreement.
22.    Reporting Issuer Status. Target is a “reporting issuer” in all of the provinces and territories of Canada, in compliance in all material respects with all Canadian Securities Laws, U.S. Securities Laws, and the rules and policies of the TSXV and the OTCQB. As of the date of this Agreement, no order generally ceasing or restricting trading in the

Target Shares is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of Target, are pending, contemplated or threatened.
23.    Corporate Records. The corporate records and minute books of Target and each of its Subsidiaries have been maintained in accordance with all applicable statutory requirements and are complete and accurate in all material respects. All those corporate records and minute books of Target and each of its Subsidiaries have been provided to Buyer.
24.    Books and Records. The Books and Records of Target fairly and correctly set out and disclose in all material respects the financial position of Target and its Subsidiaries. All material financial transactions relating to Target and its Subsidiaries and their respective business and assets have been accurately recorded in the Books and Records of Target, and the Books and Records of Target have been maintained in accordance with prudent business practices in all material respects.
25.    No Material Change. Since June 30, 2023, no Material Adverse Effect with respect to Target has occurred.
26.    Conduct of Business. Since June 30, 2023, and except as disclosed in the Target Public Record or contemplated by this Agreement, Target has conducted its business in the Ordinary Course.
27.    Public Record. Target has filed on SEDAR true and complete copies of all documents required to be filed in accordance with Canadian Securities Laws. As of their respective dates, any documents composing the Target Public Record (including, for greater certainty, all associated exhibits and schedules and all documents incorporated by reference):
27.1    did not contain any untrue statement of a material fact or omit to state a material fact that was required to be stated in the relevant document or that was necessary to make the statements contained in the relevant document not misleading in light of the circumstances in which they were made; and
27.2    complied in all material respects with all applicable Laws.
Target has complied with Canadian Securities Laws regarding the disclosure of material information and changes and has no confidential material change reports outstanding.
28.    Financial Statements. The Target Financial Statements fairly present, in all material respects, the financial position, results of operations and changes in financial position of Target and its Subsidiaries on a consolidated basis as of their respective dates and for the periods indicated. The Target Financial Statements have been prepared in accordance with GAAP, consistently applied (except as disclosed in the Target Financial Statements) and applicable Law. Except as disclosed in the Target Financial Statements, there has been no significant change in Target’s accounting policies from February 28, 2023, to the date of this Agreement.
29.    Absence of Undisclosed Liabilities. Target has no material outstanding indebtedness or any material liabilities or obligations (whether accrued, absolute, contingent or otherwise, including under any guarantee of any debt), except:
29.1    as reflected in the unaudited interim financial statements of Target as at and for the three month period ended May 31, 2023; and
29.2    those incurred in the Ordinary Course from February 28, 2023 until the date of this Agreement.

For the purposes of this Section 29 only, indebtedness, liabilities or obligations in excess of $200,000 (in aggregate) will be deemed to be material.
30.    Compliance with Laws, Permits. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Target:
30.1    Target and each of its Subsidiaries is, and at all times has been, conducting its business in compliance with all applicable Laws, and has not received notice of any violation by Target or any of its Subsidiaries of any Laws; and
30.2    Target and each of its Subsidiaries owns, possesses or has obtained all Permits required to enable it to carry on its business as currently conducted and to enable it to own, lease and operate its assets, all those Permits are valid and subsisting, in full force and effect, and neither Target nor any of its Subsidiaries is in default or breach of any of those Permits, and no proceeding is pending or, to the knowledge of Target, threatened to revoke or limit any of those Permits, and except as set out in the Target Disclosure Letter, the completion of the transactions contemplated by this Agreement will not result in the revocation of any of those Permits or the breach of any term, provision, condition or limitation affecting the ongoing validity of any of those Permits.
31.    U.S. Law Matters. Target is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act. Target has no class of securities outstanding that is or is required to be registered under section 12 of the U.S. Exchange Act or that is subject to the reporting requirements of section 13 or 15(d) of the U.S. Exchange Act. Target is not registered or required to register as an investment company under the United States Investment Company Act of 1940, as amended.
32.    Target Material Contracts. The Target Disclosure Letter contains a list of all Target Material Contracts. Except as disclosed in the Target Disclosure Letter, Target has made available to Buyer true and complete copies of all Target Material Contracts. Target is not in material default or breach of any Target Material Contract, and there exists no state of facts which, after notice or lapse of time or both, would constitute a default or breach (subject to obtaining the consents specified under Section 9 of this Schedule D). No counterparty to any Target Material Contract is in material default of any of its obligations under any Target Material Contract, Target is entitled to all benefits under each Target Material Contract, and Target has not received any notice of termination of any Target Material Contract.
33.    Restrictive Covenants. Neither Target nor any of its Subsidiaries is a party to, or bound or affected by, any Contract, order, writ, injunction or decree, that:
33.1    contains any provision limiting the type of business in which it may engage or the manner or locations in which it may engage in any business;
33.2    could require the disposition of any assets or line of business of Target or any of its Subsidiaries, or, after the Effective Time, Buyer;
33.3    could prohibit, restrict or impair the current business practices of Target or any of its Subsidiaries in any material respect;
33.4    grants “most favoured nation” status that, following the Effective Time, would apply to Buyer or its Subsidiaries (including Target); or
33.5    would reasonably be expected to have a Material Adverse Effect with respect to Target.

34.    Related Party Transactions. There are no agreements or other transactions in place between Target or any of its affiliates, and:
34.1    any officer or director of Target (other than the agreements or transactions disclosed under Section 38 of this Schedule D or the Target Disclosure Letter);
34.2    any holder of record or, to the knowledge of Target, beneficial owner of 10% or more of the Target Shares; or
34.3    to the knowledge of Target, any affiliate or associate of any such officer, director, holder of record or beneficial holder.
35.    Litigation. Except as set out in the Target Disclosure Letter, there are no material Claims pending or, to the knowledge of Target, threatened against or relating to Target or affecting in any material respect any of its assets and, to the knowledge of Target, no facts or circumstances exist that could reasonably be expected to form the basis of any such Claims. Target is not subject to any outstanding order, writ, injunction or decree that is reasonably likely to prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement and, to the knowledge of Target, no facts or circumstances exist that could reasonably be expected to form the basis of any such order, writ, injunction or decree.
36.    Shareholder Rights Plan. Target is not a party to any shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Target Shares or other securities of Target upon the entering into of this Agreement or the Arrangement.
37.    Tax Matters.
37.1    Returns Filed. Except as set out in the Target Disclosure Letter, all Tax Returns required by Tax Law to be filed by or on behalf of Target and its Subsidiaries have been filed on a timely basis on or before their due dates under Tax Law with the appropriate Governmental Authorities. Each of those Tax Returns is true, correct and complete in all material respects and none of them has been amended. No position has been taken on any Tax Return of Target or its Subsidiaries for any taxation year, or other period, for which the assessment of any Taxes has not expired that is substantially similar to any position that a Governmental Authority has successfully challenged in the course of an examination of a Tax Return of Target or its Subsidiaries.
37.2    Taxes Paid. Except as set out in the Target Disclosure Letter, each of Target and its Subsidiaries has duly, and on a timely basis, paid or remitted all Taxes which are required to be paid or remitted by it. As of the date of this Agreement, each of Target and its Subsidiaries has no liability for Taxes, other than those liabilities for Taxes reflected as reserves on the Target Financial Statements. The liabilities reflected as reserves for Taxes on the Target Financial Statements are sufficient for the payment or remittance of all Taxes that may become payable or remittable by Target and its Subsidiaries, whether or not disputed, in respect of any period ending on or before the date of this Agreement.
37.3    Liens. There are no liens for Taxes (other than for Taxes not yet due and payable) on any of the properties or assets of Target and its Subsidiaries, nor are those properties or assets the subject of any trust arising under Tax Law.
37.4    Waivers and Agreements. Each of Target and its Subsidiaries has not entered into any Contract in respect of Taxes with any Governmental Authority, or any other entity acting on behalf of a Governmental Authority. Target and its Subsidiaries have not requested, executed, received, or entered into any

Contract relating to any waiver, that is still outstanding and that provides for any extension of time in respect of:
37.4.1    the assessment, reassessment or collection of any Taxes by any Governmental Authority;
37.4.2    the filing of any Tax Returns in respect of any Taxes for which Target or its Subsidiaries is or may be liable; or
37.4.3    the payment or remittance of any Taxes or amounts on account of Taxes.
37.5    Other. To the knowledge of Target, none of sections 78, 79, 79.1 or 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) has applied to Target or to any Subsidiary and there are no circumstances existing which may reasonably be expected to result in the application of sections 78, 79, 79.1 or 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) to Target or any Subsidiary of Target.
37.6    Absence of Certain Transactions. Neither Target nor any Subsidiary of Target has undertaken any “reportable transaction” as defined in subsection 237.1(1) of the Tax Act or any “notifiable transaction” as defined in subsection 237.4(1) of the Tax Act.
37.7    Other Jurisdictions. Each of Target and its Subsidiaries has not been required, nor is it currently required, to file any Tax Returns with any Governmental Authority outside Canada, United States and the United Kingdom. No Governmental Authority of a jurisdiction where neither Target nor a Subsidiary of Target files a Tax Return has been made a claim that Target or a Subsidiary of Target is required to file such a Tax Return. None of Target or a Subsidiary of Target has had a permanent establishment in any country other than the country under the Laws of which it is organized.
37.8    Assessments. The Target Disclosure Letter accurately reflects all notices of assessment and reassessment of Taxes that have been received by Target or its Subsidiaries, up to the date of this Agreement, from all Governmental Authorities with respect to the Tax liabilities of Target or its Subsidiaries for all taxation years and other periods subsequent to the tax year ended April 28, 2021.
37.9    Deficiencies. There are no deficiencies in respect of Taxes that have been claimed, proposed or asserted in writing against Target or its Subsidiaries that have not been fully paid or finally settled except where such deficiency would not be expected to result in a Material Adverse Effect of Target, and there are no audits, written assertions or Claims now pending, in respect of Taxes due from or with respect to Target or its Subsidiaries. No Governmental Authority has challenged, disputed or questioned any Taxes of or any Tax Returns filed by Target or its Subsidiaries or indicated in writing that an assessment, reassessment or determination in respect of Taxes is proposed. To the knowledge of Target, there are no facts, circumstances, acts, omissions, events, transactions or series of events or transactions that could, or are likely to, give rise to any discussions, audits, assertions or Claims in respect of Taxes due from or in respect of Target or its Subsidiaries.
37.10    Withholdings. To the knowledge of Target, all Taxes required to be deducted, withheld or remitted by Target or its Subsidiaries under any Tax Law from amounts paid or credited by Target or its Subsidiaries to or for the account or benefit of any Person, including Taxes on payments to any of the present or former Employees or directors of Target and its Subsidiaries and Taxes on payments to any Person who is a non-resident of the country of formation for such paying entity, have been properly deducted, withheld and remitted on a timely basis to the appropriate Governmental Authorities.
37.11    Non-Arm’s Length Transactions. Each of Target and its Subsidiaries has not, directly or indirectly, transferred property to or acquired property from or provided services to or received services from any Person with whom Target or its Subsidiaries, as applicable, was not dealing at Arm’s Length, for consideration the fair market value of which was less than the fair market value of the property or service at the time of (in the case of property) its disposition or acquisition or (in the case of services) its provision or receipt, or been a party to any contract or transaction that could result in a liability for Tax under section 160 of the Tax Act or any substantially similar provision of other Tax Laws. Target has provided Buyer with copies of all Contracts, minutes, and any other documents relating to transactions entered into by it with Persons with whom Target or its Subsidiaries was not dealing at Arm’s Length at the time the transaction occurred.
37.12    ETA. Except as set out in the Target Disclosure Letter, Target is registered for purposes of the ETA, Division 1 Part 8 of the Provincial Sales Tax Act (British Columbia) and the relevant registration number(s) are set forth in the Target Disclosure Letter. All input tax credits claimed by Target for goods and services tax/harmonized sales tax purposes were calculated in accordance with the ETA of the Provincial Sales Tax Act (British Columbia), as the case may be. Target has complied on a timely basis with all registration, reporting, collection, payment, remittance and other requirements in respect of all commodity and sales taxes.
37.13    Calculations and Communications. Target has provided to Buyer copies of all Tax Returns of Target and its Subsidiaries for all fiscal periods for which the relevant limitation period has not expired and all working papers, calculations, and associated schedules, together with all related communications from any Governmental Authority and the response, if any, of Target or its Subsidiaries to that communication.
37.14    Records. Records and documents that meet the requirements of subsection 247(4) of the Tax Act have been made and obtained by Target with respect to all material transactions, if any, between Target and any Person who is a non-resident of Canada with whom Target did not deal at Arm’s Length.
37.15    Tax Sharing. None of Target or a Subsidiary of Target is a party to, is bound by, or is otherwise subject to any liability under any Tax allocation, Tax sharing, or Tax indemnification agreement. None of Target or any of its Subsidiaries have any liability for the Taxes of any other Person under applicable legislation, as a transferee or successor, or by contract.
37.16    Taxable Canadian Property. None of the shares of Target or any of its Subsidiaries constitute “taxable Canadian property” for purposes of the Tax Act.
37.17    U.S. Tax Matters.
37.17.1    Small Pharma (US) Inc. (“Target U.S. Subsidiary”) (a) has never been a member of an “Affiliated Group” (as defined below) filing a U.S. consolidated federal income Tax Return, and (b) has no liability for the Taxes of any Person (other than the Target and its Subsidiaries) under U.S. Treasury Regulation Section 1.1502-6 (or any similar or corresponding provision of state, local or non-U.S. Law), as a transferee or successor, by contract or otherwise. For purposes of this section, the term “Affiliated Group” means an affiliated group as defined in Section 1504 of the U.S. Tax Code (or any analogous combined, consolidated or unitary group defined under any state, local or non-U.S. Law) of which any of Target or its Subsidiaries is or has been a member.
37.17.2    Target U.S. Subsidiary is not, and has never been, a party to any “reportable transaction” or “listed transaction” as defined in Treasury Regulation Section 1.6011-4(b)(1).
37.17.3    Target U.S. Subsidiary will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending on or after the Effective Date as a result of any: (a) change in method of accounting for a taxable period (or portion thereof) ending prior to the Effective Date; (b) installment sale or open transaction disposition made prior to the Effective Date; (c) prepaid amount received prior to the Effective Date; or (iv) as a result of any election under Section 108(i) of the U.S. Tax Code (or any similar provision of state, local or non-U.S. Law) with respect to the discharge of any indebtedness prior to the Effective Date.
38.    Employment Matters.
38.1    Employment Information. Target has provided Buyer with a correct and complete list and details in writing of, as of the date of this Agreement:
38.1.1    the name, title and status (active or non-active, full-time or part-time) of each employee, director, officer, independent contractor, consultant and agent of Target and each of its Subsidiaries who currently provides services to or is employed by Target or any of its Subsidiaries, together with their location of employment and particulars of the material terms and conditions of their employment or engagement, including current rates of remuneration, perquisites, commissions, bonus or other incentive compensation (monetary or otherwise), most recent hire date, cumulative years of service, start and end dates of all previous periods of service, benefits, vacation or personal time off entitlements, current positions held and, if available, projected rates of remuneration;
38.1.2    with respect to any Employee on leave, the type of leave and the Employee’s expected date of return to work, if known;
38.1.3    all employee compensation plans, programs and arrangements of Target and each of its Subsidiaries; and
38.1.4    any arrangement or practice of Target and each of its Subsidiaries regarding redundancy, retention or severance payments, whether contractual, customary or discretionary, above the statutory payment, together with a complete copy, as of the date of this Agreement, of:
38.1.5    each written employment, independent contractor, consulting or agency agreement with Target and each of its Subsidiaries;
38.1.6    each written indemnity agreement with any director or employee of Target and each of its Subsidiaries;
38.1.7    each written bonus arrangement, benefits plan and employee compensation plan of Target and each of its Subsidiaries; and

38.1.8    each written employment practice or policy operated in relation to any of the Employees or any group of them, whether contractual, customary or discretionary.
38.2    Change of Control. Other than as set out in the Target Disclosure Letter:
38.2.1    neither Target nor any of its Subsidiaries has paid nor will it be required to pay any bonus, fee, distribution, remuneration or other compensation or amount to any Employee as a result of the transactions contemplated by this Agreement; and
38.2.2    there is no term of employment or engagement for any Employee that provides that a change of control, direct or indirect, of Target or any of its Subsidiaries entitles the Employee to treat the change of control as amounting to a breach of the relevant contract or entitling the Employee to any payment, additional period of notice or other benefit whatsoever or entitling the Employee to treat the Employee as redundant or otherwise dismissed or released from any obligation.
38.3    Severance. Except as set out in the Target Disclosure Letter, no Employee has any agreement as to length of notice or severance payment required to terminate the Employee’s employment or engagement other than as results from applicable Laws from the employment of an Employee without an agreement as to notice or severance.
38.4    Obligations Paid. Except as set out in the Target Disclosure Letter, as of the date of this Agreement, all obligations or liabilities of Target to pay any amount to or on behalf of its directors and the Employees, including all salary, wages, bonuses, commissions and other employee benefits, have been paid or are accurately reflected in the Books and Records of Target.
38.5    Compliance with Laws. Target and each of its Subsidiaries is in compliance with all material terms and conditions of employment and in all material respects with all applicable Laws respecting employment, including pay equity, wages and hours of work. To the knowledge of Target, there are no outstanding claims, complaints, investigations or orders affecting Target or any of its Subsidiaries under any of those applicable Laws, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Target.
38.6    Labour Laws. Except as set out in the Target Disclosure Letter, neither Target nor any of its Subsidiaries is a party to or bound by, either directly or by operation of applicable Laws, any collective bargaining agreement, labour contract, letter of understanding, letter of intent, voluntary recognition agreement or legally binding commitment or written communication with any labour union, trade union or employee organization or group that may qualify as a trade union in respect of or affecting Employees. Neither Target nor any of its Subsidiaries is engaged in any labour negotiation. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any of the Employees by way of certification, interim certification, voluntary recognition or succession rights, or has applied or, to the knowledge of Target, threatened to apply to be certified as the bargaining agent of any of the Employees. To the knowledge of Target, there are no threatened or pending union organizing activities involving any of the Employees. To the knowledge of Target, no trade union has applied to have Target or any of its Subsidiaries declared a related successor or common employer under applicable provincial labour or employment Laws.

38.7    Unfair Practices. Neither Target nor any of its Subsidiaries has engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding is pending or, to the knowledge of Target, threatened against Target or any of its Subsidiaries.
38.8    Strikes. There is no strike, labour dispute, work slow down or stoppage pending or threatened against Target or any of its Subsidiaries.
38.9    Workers’ Compensation. There are no material outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing by Target or any of its Subsidiaries under any workers’ compensation legislation. Target has not been reassessed in any material respect under any workers’ compensation legislation. To the knowledge of Target, no audit or investigation of Target or any of its Subsidiaries is currently being performed under any workers’ compensation legislation.
38.10    Occupational Health and Safety. To the knowledge of Target, there are no charges pending against Target or any of its Subsidiaries under occupational health and safety legislation. Each of Target and its Subsidiaries have complied in all material respects with the terms and conditions of all applicable occupational health and safety legislation, as well as with any orders issued under applicable occupational health and safety legislation. There are no appeals of any orders under applicable occupational health and safety legislation outstanding against Target or any of its Subsidiaries.
38.11    Legal Proceedings. Neither Target nor any of its Subsidiaries is a party to any actual, pending or threatened application, complaint or other legal proceeding under any Law relating to Employees or former Employees nor is Target aware of any factual or legal basis on which any such legal proceeding might be commenced.
38.12    Non-Competition Agreements. To the knowledge of Target, none of the Employees is in violation of any non-competition, non-solicitation, non-disclosure or any similar agreement with any third party.
39.    Employee Benefit Plans. Except as set out in the Target Disclosure Letter, none of Target or any of its Subsidiaries:
39.1    has any liability, or contingent or prospective liability, to provide benefits under any defined benefit plans (including individual plans) and has not made any promises with respect to the provision of any benefits on a defined benefit basis;
39.2    has any employee benefit plans, except as disclosed in the Target management information circular dated as of June 20, 2022, and has not made any promises with respect to increased benefits under those plans; and
39.3    has no employee benefit plan covering the Employees that is a “registered pension plan” as that term is defined in subsection 248(1) of the Tax Act and no Employee has at any time now or in the past participated in a “registered pension plan” maintained or contributed to by Target.
40.    Insurance. Target and its Subsidiaries maintain policies of insurance naming Target or a Subsidiary of Target as an insured covering all risks reasonably and prudently foreseeable in the operation and conduct of the business of Target as would be customary in respect of the business carried on by Target. All those policies of insurance will remain in force and effect and will not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement or by the Arrangement. With respect to all of the insurance policies issued in favour of Target or any of its

Subsidiaries, including those under which Target or any of its Subsidiaries is a named insured or otherwise a beneficiary under an insurance policy:
40.1    each policy is in full force and effect and all related premiums due have been paid as required;
40.2    Target or its Subsidiary, as applicable, is not in material breach or default, and has not taken any action or failed to take any action that, with notice or the lapse of time, would constitute a material breach or default, or permit termination or modification, of any of those policies;
40.3    to the knowledge of Target, no insurer on any of those policies has been declared insolvent or placed in receivership, debt restructuring proceedings or liquidation, and no notice of cancellation or termination has been received by Target or any of its Subsidiaries with respect to any of them;
40.4    no insurer under any of those policies has cancelled or generally disclaimed liability under any of those policies or indicated any intent to do so or not to renew any of them;
40.5    there is no material claim by Target or any of its Subsidiaries pending under any of those policies that has been denied or disputed by the insurer; and
40.6    all material claims under each of them have been filed in a timely fashion.
41.    Environmental. Except as disclosed in the Target Disclosure Letter:
41.1    Target, its Subsidiaries, their conduct of their business, and the current use and condition of each of the lands and premises owned or leased by Target or any of its Subsidiaries, have been and are in compliance in all material respects with all Environmental Laws, and, to the knowledge of Target, there are no facts that would give rise to non-compliance of Target any of its Subsidiaries with any Environmental Laws, either in the conduct by Target or any of its Subsidiaries of its business, or in the current uses and condition of each of the lands and premises owned or leased by Target or any of its Subsidiaries;
41.2    Each of Target and its Subsidiaries, and any Person for whom Target or any of its Subsidiaries is responsible under Environmental Laws, have imported, manufactured, processed, distributed, used, treated, stored, disposed of, transported, exported or handled Hazardous Substances in strict compliance with all Environmental Laws;
41.3    to the knowledge of Target, no Hazardous Substances have been disposed of on any of the lands and premises owned or leased by Target any of its Subsidiaries;
41.4    to the knowledge of Target, there has been no Release of any Hazardous Substance in the course of Target’s business from, at, on or under any lands and premises owned or leased by Target or any of its Subsidiaries or from or on to any other properties, except in compliance with all Environmental Laws;
41.5    to the knowledge of Target, neither Target nor any of its Subsidiaries has received any notice of any kind of any Release or possible Release of any Hazardous Substance from, at, on or under any of the lands and premises owned or leased by Target or any of its Subsidiaries, or from or on to any other properties;
41.6    to the knowledge of Target, there are no Hazardous Substances on any adjoining properties to any of the lands and premises owned or leased by Target or any of its Subsidiaries that may adversely affect Target’s or any of its Subsidiaries’ business, or any of the lands and premises owned or leased by Target or any of its Subsidiaries;
41.7    to the knowledge of Target, there has been no Remedial Order issued to Target or any of its Subsidiaries in respect of its business, or with respect to any of the lands and premises owned or leased by Target or any of its Subsidiaries and, to the knowledge of Target, no Remedial Orders are threatened, and there are no facts that could give rise to any Remedial Orders;
41.8    to the knowledge of Target, neither Target nor any of its Subsidiaries has received any notice of claim, summons, order, direction or other communication relating to non-compliance with any Environmental Laws from any Governmental Authority or other third party; and
41.9    to the knowledge of Target, there is no pending or threatened matter, act or fact that could cause Target or any of its Subsidiaries, the conduct of Target’s or any of its Subsidiaries’ business, or any of the lands and premises owned or leased by Target or any of its Subsidiaries, to no longer be in compliance with all Environmental Laws.
42.    Title to Assets. Target and each of its Subsidiaries owns, possesses and has good and marketable title to all of the undertakings, property and assets necessary for it to carry on its business as it is currently operated.
43.    Intellectual Property.
43.1    The Target Disclosure Letter sets forth a true, correct and complete list of the IP Registrations, where relevant, enumerating the applicable filing or registration number, title, jurisdiction in which filing was made or from which registration or patent issued. All IP Registrations are subsisting, and except as set forth in the Target Disclosure Letter, Target and its Subsidiaries are the owner of all right, title and interest in the Owned Intellectual Property free and clear of any Encumbrances.
43.2    All fees payable in respect of the maintenance of the Owned Intellectual Property of Target have been paid and all IP Registrations, and applications for registration, with respect to such Owned Intellectual Property are in good standing, except where Target has decided not to maintain such Owned Intellectual Property.
43.3    Target Disclosure Letter sets forth a true, correct and complete list of all the Licensed Intellectual Property with all third parties (including suppliers) pursuant to which Target or any of its Subsidiaries has been granted, all licenses, rights and permissions to use, reproduce, translate, sub-license, sell, modify, update, enhance or otherwise exploit the Licensed Intellectual Property to the extent required to conduct all aspects of its business as it is presently conducted, other than off-the-shelf software or other software that is generally commercially available for licensing or subscription (including as a service).
43.4    There are (a) no written inventorship challenges or opposition, re-examination, nullity, cancellation proceedings, or interference actions pending, or threatened with respect to any Owned Intellectual Property of Target, and (b) to the knowledge of Target, none of its Owned Intellectual Property has been determined by any Governmental Authority to be invalid or unenforceable (except in the ordinary course of examination of IP Registrations). To the knowledge of Target, there is no claim which is ongoing or alleged (including any opposition, re-

examination or protest) which might result in any Licensed Intellectual Property being invalidated or revoked.
43.5    To the knowledge of Target, Target or its Subsidiaries have valid and enforceable rights to use and otherwise exploit the Intellectual Property in all jurisdictions in which such is currently used or otherwise exploited. The Intellectual Property is sufficient for the operation of the business of Target and its Subsidiaries as presently conducted by them.
43.6    Except as disclosed in the Target Disclosure Letter, no funding or facilities of a university, college, other educational institution or research center or Governmental Authority was used in the development of any Owned Intellectual Property, and to the knowledge of Target, no university, college, other educational institution or research center, or Governmental Authority has any rights in the same.
43.7    Target and its Subsidiaries have taken commercially reasonable measures using its reasonable judgement to maintain, enforce (where Target has determined that enforcement would be commercially reasonable and beneficial), and protect each item of Owned Intellectual Property of Target, including commercially reasonable measures to maintain and protect in confidence all trade secrets and confidential information comprising any part of that Owned Intellectual Property.
43.8    All past and present employees and independent contractors of, and consultants to, Target or its Subsidiaries who have been involved in the creation or development of any Owned Intellectual Property or the Pharmaceutical Products have entered into written Contracts to maintain the confidential information of Target and its Subsidiaries, and assign to Target or a Subsidiary all Intellectual Property resulting from such creation or development, and as applicable waiving all moral rights they may have with respect to any such Intellectual Property.
43.9    All Inbound IP Licenses are in full force and effect and none of Target, any Subsidiary, or any licensor is in default of its obligations under any Inbound IP License.
43.10    To the knowledge of the Target, the current operation and the operation of the past 24 months of the business of Target and its Subsidiaries does not infringe, misappropriate, misuse, or otherwise or violate any Intellectual Property of any person, and Target and its Subsidiaries have not received from any person any written (a) complaint, claim or notice, or threat alleging any infringement, misappropriation, misuse, or violation of Intellectual Property or other right of any person, or breach of any duty or obligation of confidentiality owed to any person; or (b) request or demand for indemnification or defense based on an allegation of any such infringement, misappropriation, misuse or other violation of Intellectual Property.
43.11    To the knowledge of the Target, no person (including any current or former Employee or consultant of Target or its Subsidiaries) has infringed, misappropriated, misused, or violated, or is currently infringing, misappropriating, misusing, or violating any of the Owned Intellectual Property.
43.12    None of the software created or developed by Target or its Subsidiaries contains any open source software, routine, library or other like publicly licensed component that is licensed under any terms that impose or could impose a requirement or condition that such software in the applicable circumstances be disclosed or distributed in source code form, be licensed for the purpose of making modifications or derivative works, or be redistributable at no charge.

43.13    The Arrangement will not materially breach any term of any Inbound IP License of Target, or entitle any other Person party to any Inbound IP License of Target to terminate or modify it, or otherwise adversely affect any rights of the Target or any of its Subsidiaries under any Inbound IP License of Target in any material respect.
43.14    Neither the execution, delivery, or performance of this Agreement, nor the consummation of the transactions contemplated hereunder, will result in the loss or impairment of, or require the consent of any other Person in respect of, the right of the Target or any of its Subsidiaries to own or use any material Intellectual Property.
43.15    To the knowledge of Target, neither the sale nor use of any Pharmaceutical Product or processes of Target or any of its Subsidiaries have infringed, misappropriated or violated, or will, infringe, misappropriate or violate, any right or valid patent claim of any third party, including any valid claim that Target believes may issue from the listed pending patent applications, and the corresponding patent families, as set out in the Target Disclosure Letter.
44.    Patents and Patent Applications. All patents and patent applications owned by or licensed to Target or any of its Subsidiaries, or under which any of them has rights have been duly and properly filed and maintained. To the knowledge of Target, the parties prosecuting such applications have complied with their duty of candor and disclosure to the Intellectual Property Authorities in connection with such applications, and to the knowledge of Target, there are no facts required to be disclosed to the Intellectual Property Authorities that were not disclosed to the Intellectual Property Authorities and which would preclude the grant of a patent in connection with any such application or would reasonably be expected to form the basis of a finding of invalidity with respect to any patents that have issued with respect to such applications. Assignment documents assigning to Target or any of its Subsidiaries all rights of such employees, contractors and consultants have been duly filed as required at the applicable Intellectual Property Authorities for all patent applications and patents owned in whole or in part by Target or any Subsidiary.
45.    Healthcare Laws. Target and each of its Subsidiaries:
45.1    (a) is and, since February 28, 2020, has been in material compliance with all Healthcare Laws including, but not limited to, applicable Laws of the Drug Regulatory Agencies and other comparable Governmental Authorities applicable to the ownership, testing, development, manufacture, packaging, processing, use, distribution, marketing, labeling, promotion, sale, offer for sale, storage, import, export or disposal of any product under development, manufactured or distributed by Target or any of its Subsidiaries; and (b) except as set out in the Target Disclosure Letter, since February 28, 2020, has not received any notice of adverse finding, warning letter, untitled letter or other correspondence or notice from a Drug Regulatory Agency or any Governmental Authority alleging or asserting material non-compliance with any applicable Laws set forth in clause 45.1(a), or any Permits or amendments thereto required by any such applicable Laws, and to the knowledge of Target, no Drug Regulatory Agency or any Governmental Authority are considering such action against Target or any Subsidiary.
45.2    To the knowledge of Target, there are no actual or threatened enforcement actions by a Drug Regulatory Agency or any other Governmental Authority which has jurisdiction over the operations of Target or any Subsidiary against Target or such Subsidiary.

45.3    Since February 28, 2020, to the knowledge of Target, neither Target nor any Subsidiary has received written notice of any pending or threatened claim by a Drug Regulatory Agency or any other Governmental Authority which has jurisdiction over the operations of Target or any Subsidiary against Target or any Subsidiary, and no Governmental Authority is considering such action.
45.4    Since February 28, 2020, all material reports, documents, claims and notices required to be filed, maintained or furnished to a Drug Regulatory Agency or any Governmental Authority relating to any current or proposed Pharmaceutical Product by Target or any Subsidiary have been so filed, maintained or furnished. All such reports, documents, claims and notices were complete and correct in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing) such that no material liability exists with respect to the completeness or accuracy of such filing. Target has made available to Buyer complete and correct copies of each application or other material filing including all material related supplements, amendments, correspondence and annual reports made with any Governmental Authority made on behalf of Target or any of its Subsidiaries relating to any Pharmaceutical Product.
45.5    Any and all preclinical studies and clinical trials being conducted by or on behalf of Target or Subsidiary, including any activities related to any planned or future studies or trials, have been and are being conducted in compliance in all material respects with experimental protocols, procedures and controls pursuant to applicable Laws, rules and regulations, including the applicable requirements of Good Laboratory Practices, Good Clinical Practices, all applicable requirements relating to protection of human subjects, any conditions, restrictions or limitations imposed on any Permit, and all applicable registration and publication requirements of a Drug Regulatory Agency, as applicable. As of the date of this Agreement, no studies or trials that have been conducted or are currently being conducted have or have had results that undermine in any material respect the study results described or referred to in any documents filed with or furnished to any securities commission or securities regulatory authority, when viewed in the context in which such results are described and the state of development. Neither Target nor any Subsidiary has received any notices, correspondence or other communication from a Drug Regulatory Agency, any other Governmental Authority, or an Institutional Review Board requiring the termination, suspension or material modification of any ongoing or planned studies in clinical development conducted by, or on behalf of, Target or any Subsidiary, or in which Target or any Subsidiary has participated and to the knowledge of Target, no Drug Regulatory Agency any other Governmental Authority, nor an Institutional Review Board is considering such action.
45.6    The Target Disclosure Letter sets forth a true and complete list of each country in which a clinical trial related to any Target Pharmaceutical Product is being conducted by or on behalf of Target or any of its Subsidiaries.
45.7    Since February 28, 2020, the development, manufacture, labeling and storage, as applicable, of materials by Target or any Subsidiary has been and is being conducted in compliance in all material respects with all applicable Laws including Good Laboratory Practices, Good Manufacturing Practices and Good Clinical Practices.
45.8    Neither Target nor any Subsidiary nor, to the knowledge of Target, any of its or their respective officers, employees, agents or clinical investigators (a) made an untrue statement of a material fact or fraudulent statement to a Drug Regulatory Agency or any other Governmental Authority, (b) failed to disclose a material fact required to be disclosed to a Drug Regulatory Agency or any Governmental Authority, or (iii) committed any other act, made any statement or failed to make any statement, that (in any such case) would reasonably be expected to provide a basis for the U.S. Food and Drug Administration to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991), or any other Drug Regulatory Agency to invoke a similar policy. Neither Target nor any Subsidiary nor, to the knowledge of Target, any of its or their respective officers, employees or agents have been convicted of any crime or engaged in any conduct that has resulted in or would reasonably be expected to result in (i) debarment under 21 U.S.C. Section 335a or any similar Law or (ii) exclusion under 40 U.S.C. Section 1320a-7 or any similar Laws.
45.9    Neither Target nor any Subsidiary has marketed, advertised, sold or commercialized any product or is currently marketing, selling or otherwise commercializing any product.
46.    Healthcare Regulatory Compliance.
46.1    Target and each Subsidiary is, and at all times since February 28, 2020 has been, in material compliance with all applicable Healthcare Laws and, as of the date of this Agreement, there is no civil, criminal, administrative, or other action, subpoena, suit, demand, claim, hearing, proceeding, written notice or demand pending, received by or overtly threatened in writing against Target or any Subsidiary related to such applicable Healthcare Laws.
46.2    Since February 28, 2020, neither Target nor any Subsidiary has engaged in an unlawful or unauthorized practice of medicine or other professionally licensed activities through any web sites sponsored or operated, or formerly sponsored or operated, by Target or any Subsidiary.
46.3    Since February 28, 2020, no person has filed against Target or any Subsidiary an action relating to Target under any whistleblower Law.
47.    Suppliers. Target Disclosure Letter contains a list of the material suppliers of Target and its Subsidiaries with respect to clinical supply. Neither Target nor any of its Subsidiaries have any outstanding material disputes with such suppliers, and to the knowledge of Target, there is no reasonable basis for any such dispute and, to the knowledge of Target, no material supplier has any intention to materially adversely change its relationship or the terms upon which it conducts business with Target or any of its Subsidiaries.
48.    Anti-Corruption. Neither Target nor any of its Subsidiaries nor, to the knowledge of Target, any of its or their respective current or former directors, officers, employees or agents or any other Person acting on behalf of Target or any of its Subsidiaries has violated, or been involved in any legal proceeding regarding unlawful conduct under, any applicable Laws prohibiting bribery or corruption, including the Corruption of Foreign Public Officials Act (Canada), the Bribery Act 2010 (United Kingdom), the Foreign Corrupt Practices Act (United States), or any applicable Law of similar effect of any other jurisdiction. Target has anti-corruption policies and procedures in place and has effectively communicated those policies to all of its directors, officers, employees and agents and any other Person acting on behalf of Target or any of its Subsidiaries.
49.    Anti-Money Laundering. Target is, and at all times has been, conducting its business in compliance with the financial record-keeping and reporting requirements of Anti-Money Laundering Laws.
50.    Customs, Trade Laws and Sanctions.

50.1    The business of Target and its Subsidiaries has been operated in compliance in all material respects with all applicable Trade Laws, Sanctions, and Trade Authorizations granted to Target or its Subsidiaries. Without limiting the foregoing, (a) Target, each of its Subsidiaries, and, to the knowledge of Target, all Persons acting on their behalf have obtained all import and export licenses and all other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings required for the export, import, re-export or transfer of goods, services, software and technology required for the operation of the business of Target and each Subsidiary, including any Trade Authorizations required under Trade Laws, (b) no Governmental Authority has initiated any Claim or imposed any civil or criminal fine, penalty, seizure, forfeiture, revocation of any Trade Authorization, debarment or denial of future Trade Authorizations under Trade Laws against Target or any of its Subsidiaries or any of Representatives in connection with any actual or alleged violation of applicable Trade Laws and (c) there have been no written claims, investigations or requests for information by a Governmental Authority with respect to compliance with any Trade Authorization granted to Target or any of its Subsidiaries or Trade Laws.
50.2    Neither Target nor any of its Subsidiaries is engaged in any activity in any country or territory which is the subject of any Sanctions.

SCHEDULE E

REPRESENTATIONS AND WARRANTIES OF BUYER
References in this Schedule E to “this Agreement” mean the arrangement agreement of which this Schedule E forms a part, and references in this Schedule E to a Section “of the Arrangement Agreement” mean a Section of the main body of this Agreement.
1.    Corporate Existence of Buyer. Buyer is a corporation duly incorporated and organized and validly existing under the laws of Ontario. No proceedings have been taken or authorized by Buyer or its shareholders or directors in respect of the bankruptcy, insolvency, liquidation, dissolution or winding up of Buyer.
2.    Buyer Articles. The Buyer Articles are in full force and effect, unamended. No action has been taken to amend the Buyer Articles and no changes to the Buyer Articles are planned.
3.    Capacity and Power. Buyer has all necessary corporate power, authority and capacity to own or lease its assets and to carry on its business as currently being conducted.
4.    Jurisdictions. Buyer is duly registered to do business and is in good standing in each jurisdiction in which the location or character of its assets or the nature of its activities make that registration necessary, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Buyer.
5.    Capacity to Enter Agreement. Buyer has all necessary corporate power, authority and capacity to enter into and perform its obligations under this Agreement.
6.    Binding Obligation. The execution and delivery of this Agreement by Buyer and the completion by Buyer of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Buyer, and no other corporate or shareholder proceedings on the part of Buyer or its shareholders are necessary to complete the transactions contemplated by this Agreement, other than:
6.1    the Buyer Shareholder Approval; and
6.2    the approval of the Buyer Board (and committees of the Buyer Board) in relation to the Buyer Information to be included or incorporated by reference in the Buyer Circular.
This Agreement has been duly executed and delivered by Buyer and constitutes a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that equitable remedies, including specific performance, are discretionary and may not be ordered in respect of certain defaults.
7.    Absence of Conflict. None of the execution and delivery of this Agreement by Buyer, the performance of Buyer’s obligations under this Agreement, or the completion by Buyer of the transactions contemplated by this Agreement will:
7.1    result in or constitute a breach of any term or provision of, or constitute a default under, or entitle any party to terminate, accelerate, modify or call any obligations or rights under:
7.1.1    the by-laws of Buyer or the Buyer Articles; or

7.1.2    any Buyer Material Contract;
7.2    result in the creation or imposition of any Encumbrance any of the assets of Buyer;
7.3    give any Person the right to acquire any of Buyer’s assets;
7.4    limit the ability of Buyer to conduct the business of Buyer as and where it is currently being conducted; or
7.5    contravene any Law,
subject to obtaining the orders and approvals, and making the filings, set out in Section 8 of this Schedule E.
8.    Regulatory Approvals. Subject to obtaining the Interim Order and the Final Order, no authorization, approval, order or consent of, or filing with, any Governmental Authority is required in connection with the execution, delivery and performance of this Agreement by Buyer, except for filings under Canadian Securities Laws, U.S. Securities Laws, and with the Cboe and NYSE American.
9.    Consents of Third Parties. There is no requirement to obtain any consent, approval or waiver of any Person under any Buyer Material Contract in order to complete the transactions contemplated by this Agreement. There is no requirement to obtain any consent, approval or waiver of any Person under any other Contract to which Buyer is a party in order to complete the transactions contemplated by this Agreement, other than those consents, approvals or waivers that, if not given or received, would not (individually or in the aggregate) reasonably be expected to have a Material Adverse Effect with respect to Buyer.
10.    Buyer Board Recommendation. The Buyer Board has, as of the date of this Agreement, unanimously:
10.1    determined that the Arrangement is in the best interests of Buyer;
10.2    approved the Arrangement and the execution and performance of this Agreement; and
10.3    resolved to recommend that the Buyer Shareholders vote in favour of the Buyer Resolution,
(together, the “Buyer Board Recommendation”). The Buyer Board Recommendation has not been modified, qualified or withdrawn as of the date of this Agreement.
11.    Subsidiaries and Investments.
11.1    The Buyer Disclosure Letter accurately sets out, with respect to each Subsidiary of Buyer: (a) its name; (b) its issued and authorized capital; (c) the percentage of equity interests owned directly or indirectly by Buyer; (d) the name of and the percentage owned by registered holders of equity interests; and (e) its jurisdiction of incorporation, organization, formation, or governance.
11.2    Buyer is, directly or indirectly, the registered and beneficial owner of all of the outstanding common shares or other equity interests in each Subsidiary of Buyer, free and clear of all Encumbrances, all such shares or other equity interests so owned by the Buyer have been validly issued and are fully paid and non-assessable, as the case may be, and no such shares or other equity interests: (a)

have been issued in violation of any Law or not in violation of any pre-emptive rights or other contractual rights to purchase securities; or (b) are subject to pre-emptive rights, rights of first refusal or similar rights created by statute, the organizational documents of the applicable Subsidiary or any agreement binding upon Buyer or the applicable Subsidiary.
12.    Funds Available. Buyer has sufficient funds available to permit it to pay the Buyer Termination Fee if required by this Agreement.
13.    Authorized and Issued Capital. The authorized capital of Buyer consists of an unlimited number of Buyer Shares. As at August 26, 2023, there are 234,683,234 Buyer Shares validly issued and outstanding as fully paid shares. All securities of Buyer have been issued in compliance with applicable Laws and have not been issued in violation of any pre-emptive rights or other contractual rights to purchase securities granted by Buyer.
14.    Consideration Shares. The Consideration Shares to be issued under the Plan of Arrangement will, upon issuance in accordance with the terms of the Plan of Arrangement, be validly issued and outstanding as fully paid and non-assessable shares, not in violation of any pre-emptive rights or other contractual rights to purchase securities granted by Buyer, and shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof, and shall be freely transferable under U.S. Securities Laws.
15.    Convertible Securities. As at August 26, 2023, there are 40,980,425 Buyer Shares issuable upon exercise of Buyer Options, 24,099,225 Buyer Shares issuable upon exercise of Buyer Warrants, and 5,305,421 Buyer Shares issuable upon exchange of Cybin U.S. Class B Shares, which will, upon issuance in accordance with the terms of the Buyer Options, Buyer Warrants, or the Cybin U.S. Class B Shares and the Adelia Support Agreement, as applicable, be validly issued and outstanding as fully paid shares, and not in violation of any pre-emptive rights or other contractual rights to purchase securities granted by Buyer. As of the date of this Agreement, there are no other options, puts, calls, conversion privileges, warrants or other rights, agreements, arrangements or commitments of any character whatsoever requiring the issuance, sale or transfer by Buyer of any securities of Buyer, or any securities or rights of any kind convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Buyer (other than this Agreement and as contemplated in this Agreement).
16.    Other Securities and Rights. As of the date of this Agreement:
16.1    there are no outstanding bonds, debentures or other evidences of indebtedness or securities of Buyer having the right to vote (or that are convertible for or exercisable into securities having the right to vote), other than the Buyer Shares, Buyer Options and Buyer Warrants;
16.2    Buyer does not have any agreement or obligation:
16.2.1    to repurchase, redeem or otherwise acquire any of its outstanding securities; or
16.2.2    with respect to the voting or disposition of any outstanding securities of Buyer;
16.3    there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments granted or made by Buyer based on book value, income, share price or any other attribute of Buyer or its business;

16.4    no holder of securities issued by Buyer has any right to compel Buyer to register or otherwise qualify securities for public sale in Canada or the United States or elsewhere; and
16.5    to the knowledge of Buyer, there are no shareholder agreements, voting trusts or other agreements relating to the disposition or voting of any securities of Buyer.
17.    Options on Assets. As of the date of this Agreement, no Person has any written or oral agreement or option or any right or privilege (whether by Law, pre-emptive, contractual or otherwise) capable of becoming an agreement or option, including securities, warrants or convertible obligations of any nature, for the purchase of any of the assets of Buyer or any of its Subsidiaries other than in the Ordinary Course.
18.    Listing. The Buyer Shares are listed on the Cboe and NYSE American. Buyer has no securities listed on any other exchange. Buyer has filed all documents required to be filed by the Cboe and NYSE American, excepting those that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Buyer.
19.    Reporting Issuer Status. Buyer is a “reporting issuer” in each of the provinces and territories of Canada, in compliance in all material respects with all Canadian Securities Laws and the rules and policies of the Cboe and NYSE American. As of the date of this Agreement, no order generally ceasing or restricting trading in the Buyer Shares is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of Buyer, are pending, contemplated or threatened.
20.    Corporate Records. The corporate records and minute books of Buyer and each of its material Subsidiaries have been maintained in accordance with all applicable statutory requirements and are complete and accurate in all material respects. All those corporate records and minute books of Buyer and each of its material Subsidiaries have been provided to Target.
21.    No Material Change. Since March 31, 2023, no Material Adverse Effect with respect to Buyer has occurred.
22.    Conduct of Business. Since March 31, 2023, and except as disclosed in the Buyer Public Record or contemplated by this Agreement, Buyer has conducted its business in the Ordinary Course (or, after the date of this Agreement, in compliance with Section 4.2(a) of the Arrangement Agreement).
23.    Public Record. Buyer has filed on SEDAR and EDGAR true and complete copies of all documents required to be filed in accordance with Canadian Securities Laws and U.S. Securities Laws, respectively. As of their respective dates, any documents composing the Buyer Public Record (including, for greater certainty, all associated exhibits and schedules and all documents incorporated by reference):
23.1    did not contain any untrue statement of a material fact or omit to state a material fact that was required to be stated in the relevant document or that was necessary to make the statements contained in the relevant document not misleading in light of the circumstances in which they were made; and
23.2    complied in all material respects with all applicable Laws.
Buyer has complied with Canadian Securities Laws and U.S. Securities Laws regarding the disclosure of material information and changes and has no confidential material change reports outstanding.

24.    Financial Statements. The Buyer Financial Statements fairly present, in all material respects, the financial position, results of operations and changes in financial position of Buyer and its Subsidiaries on a consolidated basis as of their respective dates and for the periods indicated. The Buyer Financial Statements have been prepared in accordance with GAAP, consistently applied (except as disclosed in the Buyer Financial Statements) and applicable Law. Except as disclosed in the Buyer Financial Statements, there has been no significant change in Buyer’s accounting policies from March 31, 2023, to the date of this Agreement.
25.    Internal Controls. Buyer has adopted and maintains internal control over financial reporting (within the meaning of National Instrument 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings) for Buyer that is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and there are no material weaknesses in those internal controls. Buyer has not received, and has no knowledge of, any complaint, allegation or claim regarding:
25.1    the accounting or auditing practices or procedures of Buyer; or
25.2    its internal accounting controls,
in either case that has not been resolved to the satisfaction of the audit committee of the Buyer Board.
26.    Disclosure Controls and Procedures. Management of Buyer has established and maintains a system of disclosure controls and procedures designed to provide reasonable assurance that:
26.1    material information relating to Buyer is made known to Buyer’s chief executive officer and chief financial officer (or others performing similar functions) by others, particularly during the period in which the annual filings are being prepared; and
26.2    information required to be disclosed by Buyer in its annual filings, interim filings or other reports filed or submitted by Buyer under Canadian Securities Laws and U.S. Securities Laws is recorded, processed, summarized and reported within the time periods specified in Canadian Securities Laws and U.S. Securities Laws, as applicable.
27.    Absence of Undisclosed Liabilities. As of the date of this Agreement, Buyer has no material outstanding indebtedness or any material liabilities or obligations (whether accrued, absolute, contingent or otherwise, including under any guarantee of any debt), except:
27.1    as reflected in the audited financial statements of Buyer as at and for the year ended March 31, 2023, and
27.2    those incurred in the Ordinary Course since March 31, 2023.
For the purposes of this Section 27 only, indebtedness, liabilities or obligations in excess of $350,000 (in aggregate) will be deemed to be material.
28.    Compliance with Laws, Permits. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Buyer:
28.1    Buyer and each of its Subsidiaries is, and at all times since March 31, 2020, has been, conducting its business in compliance with all applicable Laws, and has not received written notice of any violation by Buyer of any applicable Laws; and

28.2    Buyer and each of its Subsidiaries owns, possesses or has obtained all Permits required to enable Buyer and its Subsidiaries to carry on its business as currently conducted and to enable it to own, lease and operate its assets, all those Permits are valid and subsisting, in full force and effect, and neither Buyer nor any of its Subsidiaries is in default or breach of any of those Permits, and no proceeding is pending or, to the knowledge of Buyer, threatened to revoke or limit any of those Permits, and the completion of the transactions contemplated by this Agreement will not result in the revocation of any of those Permits or the breach of any term, provision, condition or limitation affecting the ongoing validity of any of those Permits.
29.    Investment Canada Act. Buyer is a “Canadian” as defined in the Investment Canada Act (Canada).
30.    U.S. Law Matters. Buyer is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act. Buyer Shares are registered under Section 12(b) of the U.S. Exchange Act and the Buyer is in compliance in all material respects with applicable U.S. Securities Laws.
31.    Buyer Material Contracts. The Buyer Disclosure Letter contains a list of all Buyer Material Contracts as of the date of this Agreement. Except as disclosed in the Buyer Disclosure Letter, Buyer has made available to Target true and complete copies of all Buyer Material Contracts. Buyer is not in default or breach of any Buyer Material Contract, and there exists no state of facts that, after notice or lapse of time or both, would constitute a default or breach (subject to obtaining the consents referred to in Section 9 of this Schedule E). No counterparty to any Buyer Material Contract is in default of any of its obligations under any Buyer Material Contract, Buyer is entitled to all benefits under each Buyer Material Contract, and Buyer has not received any notice of termination of any Buyer Material Contract.
32.    Restrictive Covenants. Neither Buyer nor any of its Subsidiaries is a party to, or bound or affected by, any Contract, order, writ, injunction or decree, that:
32.1    contains any provision limiting the type of business in which it may engage or the manner or locations in which it may engage in any business;
32.2    could require the disposition of any assets or line of business of Buyer or any of its Subsidiaries, or, after the Effective Time, Target;
32.3    could prohibit, restrict or impair the current business practices of Buyer or any of its Subsidiaries in any material respect; or
32.4    would reasonably be expected to have a Material Adverse Effect with respect to Buyer.
33.    Related Party Transactions. There are no agreements or other transactions in place between Buyer and:
33.1    any officer or director of Buyer (other than employment agreements and compensation arrangements in connection with services provided in their capacities as officers or directors of Buyer);
33.2    any holder of record or, to the knowledge of Buyer, beneficial owner of 10% or more of the Buyer Shares; or
33.3    to the knowledge of Buyer, any affiliate or associate of any such officer, director, holder of record or beneficial holder.

34.    Litigation. There are no material Claims pending or, to the knowledge of Buyer, threatened against or relating to Buyer or any of its Subsidiaries or affecting in any material respect any of their assets and, to the knowledge of Buyer, no facts or circumstances exist that could reasonably be expected to form the basis of any such Claims. Neither Buyer nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree that is reasonably likely to prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement and, to the knowledge of Buyer, no facts or circumstances exist that could reasonably be expected to form the basis of any such order, writ, injunction or decree.
35.    Tax Matters.
35.1    Returns Filed. All Tax Returns required by Tax Law to be filed by or on behalf of Buyer and its Subsidiaries have been filed on a timely basis on or before their due dates under Tax Law with the appropriate Governmental Authorities, except where the failure to file would not be expected to result in a Material Adverse Effect on Buyer. Each of those Tax Returns is true, correct and complete in all material respects and none of them has been amended. No position has been taken on any Tax Return of Buyer or its Subsidiaries for any taxation year, or other period, for which the assessment of any Taxes has not expired that is substantially similar to any position that a Governmental Authority has successfully challenged in the course of an examination of a Tax Return of Buyer or its Subsidiaries.
35.2    Taxes Paid. Each of Buyer and its Subsidiaries has duly, and on a timely basis, paid or remitted all Taxes which are required to be paid or remitted by it. To the knowledge of the Buyer, as of the date of this Agreement, Buyer has no liability for Taxes, other than those liabilities for Taxes reflected as reserves on the Buyer Financial Statements.
35.3    Liens. There are no liens for Taxes (other than for Taxes not yet due and payable) on any of the properties or assets of Buyer, nor are those properties or assets the subject of any trust arising under Tax Law.
35.4    Deficiencies. There are no deficiencies in respect of Taxes that have been claimed, proposed or asserted in writing against Buyer that have not been fully paid or finally settled or any of its Subsidiaries except where such deficiency would not be expected to result in a Material Adverse Effect on Buyer, and there are no audits, written assertions or Claims now pending, in respect of Taxes due from or with respect to Buyer or its Subsidiaries. No Governmental Authority has challenged, disputed or questioned any Taxes of or any Tax Returns filed by Buyer or indicated in writing that an assessment, reassessment or determination in respect of Taxes is proposed.
35.5    Withholdings. All Taxes required to be deducted, withheld or remitted by Buyer under any Tax Law from amounts paid or credited by Buyer to or for the account or benefit of any Person, including Taxes on payments to any of the present or former Employees or directors of Buyer and Taxes on payments to any Person who is a non-resident of Canada, have, to the knowledge of Buyer, been properly deducted, withheld and remitted on a timely basis to the appropriate Governmental Authorities.
36.    Employment Matters.
36.1    Compliance with Laws. Buyer and each of its Subsidiaries is in compliance with all material terms and conditions of employment and in all material respects with all applicable Laws respecting employment, including pay equity, wages and hours of work. To the knowledge of Buyer, there are no outstanding claims, complaints, investigations or orders affecting Buyer or any of its Subsidiaries under any of those applicable Laws, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Buyer.
36.2    Labour Laws. Neither Buyer nor any of its Subsidiaries is a party to or bound by, either directly or by operation of applicable Laws, any collective bargaining agreement, labour contract, letter of understanding, letter of intent, voluntary recognition agreement or legally binding commitment or written communication with any labour union, trade union or employee organization or group that may qualify as a trade union in respect of or affecting Employees. Neither Buyer nor any of its Subsidiaries is engaged in any labour negotiation. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any of the Employees by way of certification, interim certification, voluntary recognition or succession rights, or has applied or, to the knowledge of Buyer, threatened to apply to be certified as the bargaining agent of any of the Employees. To the knowledge of Buyer, there are no threatened or pending union organizing activities involving any of the Employees. To the knowledge of Buyer, no trade union has applied to have Buyer or any of its Subsidiaries declared a related successor or common employer under applicable provincial labour or employment Laws.
36.3    Unfair Practices. Neither Buyer nor any of its Subsidiaries has engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding is pending or, to the knowledge of Buyer, threatened against Buyer or any of its Subsidiaries.
36.4    Strikes. There is no strike, labour dispute, work slow down or stoppage pending or threatened against Buyer or any of its Subsidiaries.
36.5    Workers’ Compensation. There are no material outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing by Buyer or any of its Subsidiaries under any workers’ compensation legislation. Buyer has not been reassessed in any material respect under any workers’ compensation legislation. To the knowledge of Buyer, no audit or investigation of Buyer or any of its Subsidiaries is currently being performed under any workers’ compensation legislation.
36.6    Occupational Health and Safety. To the knowledge of Buyer, there are no charges pending against Buyer or any of its Subsidiaries under occupational health and safety legislation. Buyer has complied in all material respects with the terms and conditions of all applicable occupational health and safety legislation, as well as with any orders issued under applicable occupational health and safety legislation. There are no appeals of any orders under applicable occupational health and safety legislation outstanding against Buyer or any of its Subsidiaries.
36.7    Legal Proceedings. Buyer is not a party to any actual, pending or threatened application, complaint or other legal proceeding under any Law relating to Employees or former Employees nor, to the knowledge of the Buyer, is there any factual or legal basis on which any such legal proceeding might be commenced.
37.    Employee Benefit Plans. Except as set out in the Buyer Disclosure Letter, none of Buyer or any of its Subsidiaries:
37.1    has any liability, or contingent or prospective liability, to provide benefits under any defined benefit plans (including individual plans) and has not made any promises with respect to the provision of any benefits on a defined benefit basis; and

37.2    has any employee benefit plans, except as disclosed in the Buyer Disclosure Letter; and
38.    Insurance. Buyer and each of its Subsidiaries maintains policies of insurance naming Buyer or a Subsidiary of Buyer as an insured covering all risks reasonably and prudently foreseeable in the operation and conduct of the business of Buyer as would be customary in respect of the business carried on by Buyer. All those policies of insurance will remain in force and effect and will not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement or by the Arrangement. With respect to all of the insurance policies issued in favour of Buyer or any of its Subsidiaries, including those under which Buyer or any of its Subsidiaries is a named insured or otherwise a beneficiary under an insurance policy:
38.1    each policy is in full force and effect and all related premiums due have been paid as required;
38.2    neither Buyer nor its Subsidiary is not in material breach or default, and has not taken any action or failed to take any action that, with notice or the lapse of time, would constitute a material breach or default, or permit termination or modification, of any of those policies;
38.3    to the knowledge of Buyer, no insurer on any of those policies has been declared insolvent or placed in receivership, debt restructuring proceedings or liquidation, and no notice of cancellation or termination has been received by Buyer or any of its Subsidiaries with respect to any of them;
38.4    no insurer under any of those policies has cancelled or generally disclaimed liability under any of those policies or indicated any intent to do so or not to renew any of them;
38.5    there is no material claim by Buyer or any of its Subsidiaries pending under any of those policies that has been denied or disputed by the insurer; and
38.6    all material claims under each of them have been filed in a timely fashion.
39.    Title to Assets. Buyer and each of its Subsidiaries owns, possesses and has good and marketable title to all of the undertakings, property and assets necessary for it to carry on its business as it is currently operated.
40.    Environmental.
40.1    Buyer, its Subsidiaries, their conduct of their business, and the current use and condition of each of the lands and premises owned or leased by Buyer or any of its Subsidiaries, have been and are in material compliance with all Environmental Laws, and, to the knowledge of Buyer, there are no facts that would give rise to non-compliance of Buyer any of its Subsidiaries with any Environmental Laws, either in the conduct by Buyer or any of its Subsidiaries of its business, or in the current uses and condition of each of the lands and premises owned or leased by Buyer or any of its Subsidiaries.
40.2    To the knowledge of Buyer, neither Buyer nor any of its Subsidiaries has received any notice of any kind of any Release or possible Release of any Hazardous Substance from, at, on or under any of the lands and premises owned or leased by Buyer or any of its Subsidiaries, or from or on to any other properties.
40.3    To the knowledge of Buyer, there has been no Remedial Order issued to Buyer in respect of its business, or with respect to any of the lands and premises owned or leased by Buyer and, to the knowledge of Buyer, no Remedial Orders are threatened, and there are no facts that could give rise to any Remedial Orders.
40.4    To the knowledge of Buyer, neither Buyer nor any of its Subsidiaries has received any notice of claim, summons, order, direction or other communication relating to non-compliance with any Environmental Laws from any Governmental Authority or other third party.
41.    Intellectual Property.
41.1    All IP Registrations are subsisting, and except as set forth in the Disclosure Letter, Buyer and its Subsidiaries are the owner of all right, title and interest in the Owned Intellectual Property free and clear of any Encumbrances.
41.2    All fees payable in respect of the maintenance of the Owned Intellectual Property have been paid and all IP Registrations, and applications for registration, with respect to such Owned Intellectual Property are in good standing, except where Buyer has decided not to maintain such Owned Intellectual Property.
41.3    There are (i) no written inventorship challenges or opposition, re-examination, nullity, cancellation proceedings, or interference actions pending, or threatened with respect to any Owned Intellectual Property, and (ii) to the knowledge of Buyer, none of the Owned Intellectual Property has been determined by any Governmental Authority to be invalid or unenforceable (except in the ordinary course of examination of IP Registrations). To the knowledge of Buyer, there is no claim which is ongoing or alleged (including any opposition, re-examination or protest) which might result in any Licensed Intellectual Property being invalidated or revoked.
41.4    To the knowledge of Buyer, Buyer or its Subsidiaries have valid and enforceable rights to use and otherwise exploit the Intellectual Property in all jurisdictions in which such is currently used or otherwise exploited.
41.5    All past and present employees and independent contractors of, and consultants to, Buyer or its Subsidiaries who have been involved in the creation or development of any Owned Intellectual Property or the Pharmaceutical Products have entered into written Contracts to maintain the confidential information of Buyer and its Subsidiaries, and assign to Buyer or a Subsidiary all Intellectual Property resulting from such creation or development, and as applicable waiving all moral rights they may have with respect to any such Intellectual Property.
41.6    To the knowledge of the Buyer, the current operation and the operation of the past 24 months of the business of Buyer and its Subsidiaries does not infringe, misappropriate, misuse, or otherwise or violate any Intellectual Property of any person, and Buyer and its Subsidiaries have not received from any person any written (i) complaint, claim or notice, or threat alleging any infringement, misappropriation, misuse, or violation of Intellectual Property or other right of any person, or breach of any duty or obligation of confidentiality owed to any person; or (ii) request or demand for indemnification or defense based on an allegation of any such infringement, misappropriation, misuse or other violation of Intellectual Property.
41.7    To the knowledge of the Buyer, no person (including any current or former Employee or consultant of Buyer or its Subsidiaries) has infringed, misappropriated, misused, or violated, or is currently infringing, misappropriating, misusing, or violating any of the Owned Intellectual Property.

41.8    Neither the execution, delivery, or performance of this Agreement, nor the consummation of the transactions contemplated hereunder, will result in the loss or impairment of, or require the consent of any other Person in respect of, the right of the Buyer or any of its Subsidiaries to own or use any material Intellectual Property.
41.9    To the knowledge of Buyer, neither the sale nor use of any Pharmaceutical Product or processes of Buyer have infringed, misappropriated or violated, or will, infringe, misappropriate or violate, any right or valid patent claim of any third party.
42.    Patents and Patent Applications. All patents and patent applications owned by or licensed to Buyer or any of its Subsidiaries, or under which any of them has rights have been duly and properly filed and maintained. To the knowledge of Buyer, the parties prosecuting such applications have complied with their duty of candor and disclosure to the Intellectual Property Authorities in connection with such applications, and to the knowledge of Buyer, there are no facts required to be disclosed to the Intellectual Property Authorities that were not disclosed to the Intellectual Property Authorities and which would preclude the grant of a patent in connection with any such application or would reasonably be expected to form the basis of a finding of invalidity with respect to any patents that have issued with respect to such applications. Assignment documents assigning to Buyer or any of its Subsidiaries all rights of such employees, contractors and consultants have been duly filed as required at the applicable Intellectual Property Authorities for all patent applications and patents owned in whole or in part by Buyer or any Subsidiary.
43.    Healthcare Laws. Buyer and each of its Subsidiaries:
43.1    (a) is and, since March 31, 2020, has been in material compliance with all Healthcare Laws including, but not limited to, applicable Laws of the Drug Regulatory Agencies and other comparable Governmental Authority applicable to the ownership, testing, development, manufacture, packaging, processing, use, distribution, marketing, labeling, promotion, sale, offer for sale, storage, import, export or disposal of any product under development, manufactured or distributed by Buyer; and (b) since March 31, 2020, has not received any notice of adverse finding, warning letter, untitled letter or other correspondence or notice from a Drug Regulatory Agency or any Governmental Authority alleging or asserting material non-compliance with any applicable Laws set forth in clause 43.1, or any Permits or amendments thereto required by any such applicable Laws, and to the knowledge of Buyer, no Drug Regulatory Agency or any Governmental Authority are considering such action against Buyer or any Subsidiary.
43.2    To the knowledge of Buyer, there are no actual or threatened enforcement actions by a Drug Regulatory Agency or any other Governmental Authority which has jurisdiction over the operations of Buyer or any Subsidiary against Buyer or such Subsidiary.
43.3    Since March 31, 2020, to the knowledge of Buyer, neither Buyer nor any Subsidiary has received written notice of any pending or threatened claim by a Drug Regulatory Agency or any other Governmental Authority which has jurisdiction over the operations of Buyer or any Subsidiary against Buyer or any Subsidiary, and no Governmental Authority is considering such action.
43.4    Since March 31, 2020, all material reports, documents, claims and notices required to be filed, maintained or furnished to a Drug Regulatory Agency or any Governmental Authority relating to any current or proposed Pharmaceutical Product by Buyer or any Subsidiary have been so filed, maintained or furnished.

All such reports, documents, claims and notices were complete and correct in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing) such that no material liability exists with respect to the completeness or accuracy of such filing.
43.5    Any and all preclinical studies and clinical trials being conducted by or on behalf of Buyer or Subsidiary, including any activities related to any planned or future studies or trials, have been and are being conducted in compliance in all material respects with experimental protocols, procedures and controls pursuant to applicable Laws, rules and regulations, including the applicable requirements of Good Laboratory Practices, Good Clinical Practices, all applicable requirements relating to protection of human subjects, any conditions, restrictions or limitations imposed on any Permit, and all applicable registration and publication requirements of a Drug Regulatory Agency, as applicable. As of the date of this Agreement, no studies or trials that have been conducted or are currently being conducted have or have had results that undermine in any material respect the study results described or referred to in any documents filed with or furnished to any securities commission or securities regulatory authority, when viewed in the context in which such results are described and the state of development. Neither Buyer nor any Subsidiary has received any notices, correspondence or other communication from a Drug Regulatory Agency, any other Governmental Authority, or an Institutional Review Board requiring the termination, suspension or material modification of any ongoing or planned studies in clinical development conducted by, or on behalf of, Buyer or any Subsidiary, or in which Buyer or any Subsidiary has participated and to the knowledge of Buyer, no Drug Regulatory Agency any other Governmental Authority, nor an Institutional Review Board is considering such action.
43.6    Neither Buyer nor any Subsidiary nor, to the knowledge of Buyer, any of its officers, employees, agents or clinical investigators (a) made an untrue statement of a material fact or fraudulent statement to a Drug Regulatory Agency or any other Governmental Authority, (b) failed to disclose a material fact required to be disclosed to a Drug Regulatory Agency or any Governmental Authority, or (c) committed any other act, made any statement or failed to make any statement, that (in any such case) would reasonably be expected to provide a basis for the U.S. Food and Drug Administration to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991), or any other Drug Regulatory Agency to invoke a similar policy. Neither Buyer nor any Subsidiary nor, to the knowledge of Buyer, any of its officers, employees or agents have been convicted of any crime or engaged in any conduct that has resulted in or would reasonably be expected to result in (i) debarment under 21 U.S.C. Section 335a or any similar Law or (ii) exclusion under 40 U.S.C. Section 1320a-7 or any similar Laws.
44.    Healthcare Regulatory Compliance.
44.1    Buyer and each Subsidiary is, and at all times since March 31, 2020, has been, in material compliance with all applicable Healthcare Laws and, as of the date of this Agreement, there is no civil, criminal, administrative, or other action, subpoena, suit, demand, claim, hearing, proceeding, written notice or demand pending, received by or overtly threatened in writing against Buyer or any Subsidiary related to such applicable Healthcare Laws.
44.2    Since March 31, 2020, neither Buyer nor any Subsidiary has engaged in an unlawful or unauthorized practice of medicine or other professionally licensed activities through any web sites sponsored or operated, or formerly sponsored or operated, by Buyer or any Subsidiary.

44.3    Since March 31, 2020, no person has filed against Buyer or any Subsidiary an action relating to Buyer under any whistleblower Law.
45.    Anti-Corruption. Neither Buyer nor any of its Subsidiaries nor, to the knowledge of Buyer, any of its or their respective current or former directors, officers, employees or agents or any other Person acting on behalf of Buyer or any of its Subsidiaries has violated, or been involved in any legal proceeding regarding unlawful conduct under, any applicable Laws prohibiting bribery or corruption, including the Corruption of Foreign Public Officials Act (Canada), the Bribery Act 2010 (United Kingdom), the Foreign Corrupt Practices Act (United States), or any applicable Law of similar effect of any other jurisdiction. Buyer has anti-corruption policies and procedures in place and has effectively communicated those policies to all of its directors, officers, employees and agents and any other Person acting on behalf of Buyer or any of its Subsidiaries.
46.    Anti-Money Laundering. Buyer is, and at all times has been, conducting its business in compliance with the financial record-keeping and reporting requirements of Anti-Money Laundering Laws.
47.    Directors and Officers. None of the directors or officers of Buyer nor any of its Subsidiaries are now, or have ever been, (a) subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a company, or (b) subject to an order preventing, ceasing or suspending trading in any securities of the Buyer, or other company.